INFORMATION STATEMENT

African Development Bank

          The African Development Bank (the “Bank” or “ADB”) intends from time to time to issue debt securities (the “Securities”) with maturities and on terms related to market conditions at the time of sale. The Securities may be sold to dealers or underwriters, who may resell the Securities in public offerings or otherwise. In addition, the Securities may be sold by the Bank directly or indirectly through agents.

          The specific aggregate principal amount, status, maturity, interest rate, or interest rate formula and dates of payment of interest, purchase price to be paid to the Bank, any terms for redemption or other special terms, currency or currencies, form and denomination of Securities, information as to stock exchange listings and the names and any compensation of the dealers, underwriters or agents in connection with the sale of the Securities being offered at a particular time (“Offered Securities”) will be set forth or referred to in a prospectus, offering circular, information memorandum, supplemental information statement, or pricing supplement, together with the terms of offering of the Offered Securities.

          Securities issued by the Bank are not required to be registered under the U.S. Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”). The Securities have not been approved or disapproved by the Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Information Statement. Any representation to the contrary is a criminal offence in the United States of America.

          Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus, offering circular, information memorandum, or supplemental information statement or pricing supplement prepared in connection with the issuance of Offered Securities will refer to this Information Statement for a description of the Bank and its financial condition and results of operation, until a new information statement is issued.

27 June 2012

AVAILABILITY OF INFORMATION

          The Bank will provide additional copies of this Information Statement and other information with respect to the Bank, including the Agreement Establishing the African Development Bank, as amended (the “Agreement”) and its annual report to the Boards of Governors, upon request. Written or telephone requests may be directed to the Bank’s Temporary Relocation Agency address at 15 Avenue du Ghana BP 323 – 1002 Tunis Belvédère, Tunisia, Attention: The Treasurer, telephone +216-71-10-20-28 and +216-71-10-21-06, facsimile +216-71-33-06-32 and +216-71-25-26-93. The Information Statement is also available on the Bank’s website (http://www.afdb.org). The annual report and the documents and information on the Bank’s website are not intended to be incorporated by reference in this Information Statement.

          In the United States, this Information Statement is to be filed with the U.S. Securities and Exchange Commission (the ‘‘SEC’’) electronically through the EDGAR system and will be available at the Internet address http://www.sec.gov/edgarhp.htm. The Bank has also filed with the SEC unaudited quarterly financial statements. These filings are also available electronically through the EDGAR system.

          The issuance of this Information Statement or any prospectus, offering circular, information memorandum, supplemental information statement, pricing circular and the offering and sale of Securities are not a waiver by the Bank or by any of its members, Governors, Directors, Alternates, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement, or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved.

The Bank uses a unit of account (the “Unit of Account” or “UA”) equivalent to the IMF’s Special Drawing Right (SDR) as its reporting currency. The value of the SDR, which may vary from day to day, is currently computed daily in U.S. dollars by the IMF. Except as otherwise specified, all amounts in this Information Statement and any prospectus, offering circular, information memorandum, supplemental information statement or pricing supplement are expressed in UA. Currencies have been translated into UA at the rates of exchange used by the Bank and prevailing on the last day of the period presented. In certain instances, amounts in UA have also been presented in U.S. dollars at the conversion rates set forth below. Such presentations are made solely for convenience and should not be construed as a representation that the UA actually represents, has been or could be converted into U.S. dollars at these or any other rates.

          In recent years, there have been significant changes in the relative values of the U.S. dollar and the component currencies of the UA. The Bank makes no representation that would indicate that the U.S. dollar or any other currency accurately reflects the historical financial performance or present financial condition of the Bank. Exchange rates used by the Bank for converting UA into U.S. dollars are as follows:

As at 31 December

	2011	2010	2009	2008	2007
Rate of 1 UA = US$	1.53527	1.54003	1.56769	1.54027	1.58025

LIST OF ABBREVIATIONS AND ACRONYMS

ADB	African Development Bank
ADF	African Development Fund
CEAS	Cumulative Exchange Adjustment on Subscriptions
ECP	Euro Commercial Programme
GCI-IV	Fourth General Capital Increase
GCI-V	Fifth General Capital Increase
GCI-VI	Sixth General Capital Increase
GDIF	Global Debt Issuance Facility
HIPC	Heavily Indebted Poor Countries
IAS	International Accounting Standard
IMF	International Monetary Fund
NTF	Nigeria Trust Fund
OECD	Organization for Economic Co-operation and Development
PSO	Private Sector Operations
RMC	Regional Member Countries
SDR	Special Drawing Right
SEC	Securities and Exchange Commission
UA	Unit of Account

SUMMARY INFORMATION
(All numerical data are as of 31 December 2011, except as otherwise indicated.)

General

          The Bank is a regional multilateral development institution established in 1963. The Bank’s membership currently consists of 53 African states (the “regional member countries” or “RMCs”) and 24 non-African states (the “non-regional member countries”).

          The central goal of the Bank’s activities is promoting sustainable economic growth and reducing poverty in Africa. The Bank provides financing for a broad range of development projects and programmes. In addition, it provides policy-based loans and equity investments, finances non-publicly guaranteed private sector loans, offers technical assistance for projects and programmes that provide institutional support, promotes the investment of public and private capital, and responds to requests for assistance in co-ordinating RMC development policies and plans. National and multinational projects and programmes that promote regional economic co-operation and integration are also given high priority.

          The Bank’s capital stock is owned by its member countries. On 27 May 2010, at its forty-sixth Annual Meeting, the Board of Governors adopted Resolution B/BG/ 2010/08 authorising the Sixth General Capital Increase (GCI-VI). Upon entry into force of the GCI-VI Resolution in May 2010, the authorised capital of the Bank increased from UA 23,947 million to UA 67,687 million with the creation of 4,374,000 new shares of UA 10,000 each. Under the capital structure of the Bank, the share in the Bank’s overall share capital of regional member countries is 60 per cent and that of non-regional member countries is 40 per cent.

Assets

          Loan Portfolio – The Bank’s principal asset is its portfolio of loans. The Bank lends to governments of its regional member countries, their agencies and political subdivisions, and to public and private enterprises operating within such countries. It is the general policy of the Bank that each loan to an entity other than a government should carry the guarantee of the government within whose jurisdiction the financed project lies. However, the Bank has adopted a strategy and policies for the promotion of the private sector in regional member states under which loans may be granted to eligible private sector entities without a government guarantee. Such loans must be secured by adequate collateral. As at 31 December 2011, cumulative loans and grants signed, net of cancellations, amounted to UA 28.39 billion, and total disbursed and outstanding loans, before the accumulated provision for impairment, were UA 9,373.52 million. Although the Bank experiences delays in payments on some of its loans, the Bank expects that sovereign guaranteed loans will eventually be paid and such delays will only affect the timing of the cash flows on the loans. Delays in cash flows are taken into consideration in the determination of impairment on loans and charges receivable. Prior to 1 January 2005, the Bank placed in non-accrual status all loans to, or guaranteed by a member country, if principal, interest or other charges with respect to any such loan were overdue by six months or more. Upon the adoption of the revised IAS 39 on 1 January 2005, the Bank no longer places loans in non-accrual status. Interest and charges are accrued on all loans including those in arrears. The revised standard requires that both principal and charges receivable on loans be assessed for impairment using the incurred loss model. Cumulative amounts that had previously been non-accrued as a result of the former non-accrual policy amounting to UA 526.13 million (net of provision) were transferred to reserves on 1 January 2005.

          Liquidity – As a long-term development lender, the Bank holds sufficient liquid assets to secure the continuity of normal operations even in the unlikely event that it is unable to obtain additional resources from the capital markets for an extended period of time. To achieve this, the Bank computes a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The liquidity policy sets the PML as the sum of four components: the following year’s net loan disbursements and debt service requirements, plus the loan equivalent value of signed guarantees, and undisbursed equity investments. The maximum level of liquidity is determined by the Bank’s debt limits and capital adequacy framework.

Liabilities, Capital and Reserves

          Liabilities – The Bank borrows in the world’s major capital markets and has adopted a policy of diversifying its borrowings by currency, country, source and maturity to provide maximum flexibility in funding its loan portfolio. Prior to March 2009, it was the policy of the Board of Directors to limit the Bank’s borrowings represented by senior debt, together with guarantees, to 80 per cent of the callable capital of its non-borrowing members, to limit its total borrowings represented by both senior and subordinated debt to 80 per cent of the total callable capital of all of its members, and to limit total debt to 100 per cent of

Usable Capital. The revised capital adequacy framework approved by the Board on 18 March 2009 adopted the use of a single ratio, Debt to Usable Capital, to monitor the Bank’s leverage. At that time, Usable Capital was defined as the sum of paid in capital, reserves and callable capital from non-borrowing countries rated AA or better. On 22 July 2009, the Board of Directors adopted a revised definition of Usable Capital which includes callable capital from non-borrowing countries rated A- or better. The Debt to Usable Capital ratio limits the Bank’s total outstanding debt to 100% of the Usable Capital. At 31 December 2011, the Bank’s total borrowings amounted to UA 12,902.96 million, with senior debt totalling UA 11,756.42 million and subordinated debt totalling UA 1,146.54 million. The Usable Capital was UA 23,513 million.

          Capital and Reserves – Subscriptions to the capital stock of the Bank are made up of the subscriptions to the initial capital, a voluntary capital increase, a series of special capital increases and six general capital increases. The Sixth General Capital Increase (GCI-VI) was approved by the Board of Governors of the Bank on 27 May 2010 and became effective immediately. The GCI-VI increased the authorised capital of the Bank from 2,394,746 shares to 6,768,746 shares with a par value of UA 10,000 per share. The GCI-VI shares, a total of 4,374,000 shares, are divided into paid-up and callable shares in proportion of six per cent (6%) paid-up and ninety-four per cent (94%) callable. The GCI-VI shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members would hold 60 per cent of the total stock of the Bank and non-regional members would hold the balance of 40 per cent.

          At 31 December 2011, of the Bank’s total subscribed capital of UA 37,322.00 million, an amount of UA 3,289.06 million (8.81 per cent) was paid-up and UA 34,032.95 million (91.19 per cent) was callable. Paid-up capital is that portion of the subscribed capital, which is to be paid by members over a prescribed period. With respect to shares comprising GCI-IV, paid-up capital represents the amount of shares, which have been subscribed to and fully paid for, including through the deposit of notes, in accordance with a specific schedule established by the Board of Governors. With respect to shares comprising GCI-V and GCI-VI the paid-up portion of any subscription is that portion of shares which is issued only as and when the Bank receives actual payments in cash or in notes. The portion of paid-up capital for which the Bank has received payment including deposit of notes is referred to as paid-in capital, and amounted to UA 2,505.98 million as at 31 December 2011. Callable capital is that portion of the subscribed capital, which may only be called to meet obligations of the Bank for money borrowed or on any guarantees. At 31 December 2011, the callable capital of the Bank’s 25 non-borrowing member countries1 was UA 19,699.40 million, which represented 167.30 per cent of the Bank’s outstanding senior borrowings and 152.44 per cent of its total outstanding borrowings. At 31 December 2011, the callable capital of the Bank’s 18 industrialised member countries that are also members of the Development Assistance Committee (“DAC”) of the Organisation for Economic Co-operation and Development (“OECD”) (Austria, Belgium, Canada, Denmark, Finland, France, Germany, Italy, Japan, the Netherlands, Norway, Portugal, Republic of Korea, Spain, Sweden, Switzerland, the United Kingdom, and the United States) was UA 17,875.58 million, representing 152.05 per cent of its outstanding senior borrowings and 138.54 per cent of its total outstanding borrowings.

          Under the Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (consisting of approved loans less cancellations and repayments, plus equity participations) shall not at any time exceed the total amount of its unimpaired subscribed capital, reserves, and surplus. Such total amount outstanding as at 31 December 2011 was UA 15,328.62 million and such total capital (net of the Cumulative Exchange Adjustment on Subscriptions (“CEAS”), reserves and surplus) was UA 39,696.33 million, resulting in a ratio of 0.39 to 1. The Bank had total equity (paid-up capital and reserves net of (CEAS) of UA 4,882 million, resulting in a debt to equity ratio of 2.64. The ratio of disbursed and outstanding loans (including irrevocable commitments to pay undisbursed amounts) to equity was 1.92 to 1.

Profitability

          Although profit maximisation is not a primary objective, the Bank has earned a profit in every year since it began operations in 1966. For 2011 and 2010, income before transfers approved by the Board of Governors amounted to UA 164.51 million and UA 213.66 million, respectively.

Accounting Standards

          The financial statements of the Bank are prepared in accordance with International Financial Reporting Standards (IFRS) (formerly International Accounting Standards) promulgated by the International Accounting Standards Board, applied on a consistent basis. The financial position of the Bank would not differ in any material respect if the financial position were to be presented in conformity with Generally Accepted Accounting Principles in the United States.

[1]	Non-borrowing member countries are the non-regional member countries plus Libya

Risk Management and Internal Control

          The Bank seeks to minimise its exposure to risks that are not essential to its core business of providing development finance and related assistance. Accordingly the Bank’s risk management policies, guidelines and practices are designed to reduce exposure to interest rate, currency, liquidity, counterparty, legal and other operational risks while maximising the Bank’s capacity to assume credit risks to public and private sector clients, within its approved risk limits. The Bank’s risk management policies and practices are included in the notes to the financial statements.

          Following the approval by the Board of Directors in 2004, the Bank established an Internal Control Unit (ICU) to implement, among other duties, the Committee of Sponsoring Organizations (COSO) control framework to regularly evaluate the effectiveness of its internal controls in all significant business operations. Management and the External Auditors issue an annual attestation on the effectiveness of the Bank’s internal controls over financial reporting as part of the annual audit process. The attestations at the end of 2011 are included elsewhere in this document.

          The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

SUMMARY OF SELECTED FINANCIAL DATA

	(Amounts expressed in millions of UA)
	Years Ended 31 December
	2011	2010	2009	2008	2007
Cash, Investments	7,934.63	7,829.25	7,731.08	5,168.40	5,424.06
Approved Loans less Cancellations:
Disbursed and outstanding	9,373.52	8,293.00	7,538.20	5,834.62	5,540.09
Undisbursed(1)	5,301.02	4,855.33	5,002.53	2,552.89	1,621.16
Outstanding Borrowings:
Total	12,902.96	11,980.57	10,580.64	6,707.28	6,198.87
Senior	11,756.42	11,203.69	9,852.32	5,964.64	5,530.59
Subordinated	1,146.54	776.88	728.32	742.64	668.28
Authorised Capital	66,054.50	67,687.46	22,120.00	21,870.00	21,870.00
Subscribed Capital and Reserves:
Paid-up capital	3,289.06	2,375.63	2,359.32	2,356.01	2,351.53
Callable capital	34,032.95	21,549.00	19,458.25	19,409.14	19,341.63
Total callable - non-borrowing members	19,699.40	10,411.35	8,581.11	8,544.45	8,503.17
Total callable - members of the DAC of the OECD	17,875.58	8,856.69	7,223.73	7,187.08	7,180.79
Total Reserves	2,536.18	2,627.28	2,552.96	2,475.47	2,531.80
Special Reserve
Cash and Investments as a Percentage of
Undisbursed portion of approved loans	149.7%	161.3%	154.5%	202.5%	334.6%
Outstanding borrowings	61.5%	65.3%	73.1%	77.1%	87.5%
Disbursed and Outstanding Loans as a Percentage of
Subscribed Capital plus Reserves(2)(3)	23.6%	31.4%	31.14%	24.2%	23.0%
Total Outstanding Borrowings as a Percentage of
Total callable capital	37.91%	55.60%	54.4%	34.6%	32.0%
Callable capital of non-borrowing members	65.5%	115.1%	123.3%	78.5%	72.9%
Callable capital of DAC members of OECD	72.2%	135.3%	146.5%	93.3%	86.3%
Senior Debt as a Percentage of:(4)
Total callable capital	34.5%	52.0%	50.6%	30.7%	28.6%
Callable capital of non-borrowing members	59.68%	107.6%	114.8%	69.8%	65.0%
Callable capital of DAC members of OECD	65.8%	126.5%	136.4%	83.0%	77.0%
Total Reserves as a Percentage of
Disbursed and outstanding loans(3)	27.1%	31.7%	33.9%	42.4%	45.7%
Total outstanding borrowings	19.7%	21.9%	24.1%	36.9%	40.8%
Income before transfers approved by the Board of Governors	212.66	213,66	231.16	304.66	323.67
Weighted Average Interest Rate on: Disbursed and Outstanding Loans for the Year
	3.57%	3.71%	4.31%	6.19%	6.31%
Weighted Average Cost of: Debt contracted during the year
	1.15%	0.84%	1.07%	3.00%	4.94%
Outstanding borrowings	1.83%	1.93%	2.73%	4.99%	4.55%
Average Life of Outstanding Borrowings (Years)			4.2	6.5	4.4
Interest coverage ratio(5) (1.25x)(6)	1.80X	2.21X	1.99X	1.96x	1.98x

(1)	Excludes loans approved but unsigned.
(2)	Subscribed capital is net of the Cumulative Exchange Adjustment on Subscriptions.
(3)	Disbursed and outstanding loans include irrevocable reimbursement guarantees.
(4)

For the years presented, it was the Bank’s policy to limit its senior debt to 80 per cent of the callable capital of its non-borrowing members and to limit the total of its senior and subordinated debt to 80 per cent of the total callable capital of all its members. Debt ratios were changed in 2009.

(5)	Operating income plus interest expense, divided by interest expense.
(6)	Indicates the Bank’s target ratio.

The above information should be read in conjunction with the notes and is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

THE BANK

          The Bank is a regional multilateral development institution with membership comprising 532 African states and 24 non-African states from the Americas, Asia, and Europe (the “regional members” and “non-regional members”, respectively). The Bank was established in 1963 and operates under the Agreement Establishing the African Development Bank signed in Khartoum, Sudan, on 4 August 1963. The Bank began operations in 1966 with 29 regional members. The Agreement was amended on 7 May 1982 to permit non-regional countries to be admitted as members. A list of the members at 31 December 2011 showing each member’s voting power and the amount of its subscription to the Bank’s capital stock is provided in Note N to the financial statements included herein. In conformity with the finding of the UN General Assembly, the membership of former Yugoslavia was formally suspended by the Board of Directors of the Bank (see Note N to the financial statements included herein).

          The Bank’s headquarters is located in Abidjan, Côte d’Ivoire. However, since February 2003, the Bank has temporarily relocated operations from Abidjan to Tunis, Tunisia. (See page 22 of this document).

          The purpose of the Bank is to further the economic development and social progress of its regional members, individually and collectively. To this end, the Bank promotes the investment of public and private capital for development purposes and the orderly growth of foreign trade, primarily by providing loans and technical assistance from its resources for specific projects and programmes that contribute to the economic growth of the region.

          The Bank’s ordinary operations are financed from its ordinary capital resources. The ordinary capital resources include subscribed capital stock, borrowings by the Bank, loan repayments, income from loans and guarantees and other funds and income received by the Bank in its ordinary operations. The capital stock of the Bank is divided into paid-up capital and callable capital. Callable capital is subject to call only as and when required by the Bank to meet obligations incurred on funds borrowed or loans guaranteed.

          In addition to its ordinary operations, the Bank administers the African Development Fund (the “ADF”), which provides loan financing on concessionary terms to RMCs that are in the greatest need of such financing. The ADF is legally and financially separate from the Bank, and the Bank is not liable for any obligations of the ADF. The Bank also administers, under separate agreements and arrangements, the Nigeria Trust Fund (the “NTF”) and several other special and trust funds. The resources of these special and trust funds are held, committed and otherwise disposed of entirely separately from the Bank’s ordinary capital resources (see Note V-3 & V-4 to the financial statements included herein).

MEMBERSHIP OF CERTAIN COUNTRIES

          Information with respect to the membership and total subscription of certain member countries, including the United States, Japan, France, Germany, Switzerland and United Kingdom, is included at the end of this Information Statement.

GOVERNMENTAL APPROVAL OF BORROWINGS

          As required by the Agreement, offerings of Securities will only be made in the currency or markets of a member country after the government of such member has consented to the raising of funds by the Bank and the issuance of Securities in such currency or markets and has agreed that the proceeds from the sale of Securities may be exchanged for the currency of any other country without restriction.

2 On 1 June 2012, the Board of Governors approved the application of the Republic of South Sudan to join the Bank. Upon completion of the prescribed procedures, South Sudan will become the 54th regional member country.

CAPITALISATION

General

          The following table sets forth the outstanding borrowings, capital stock and reserves and net income of the Bank at 31 December 2011:

In UA millions
Outstanding Borrowings(1)
Debt Payable in:
U.S. Dollar	6, 933.67
Japanese Yen	1,771.97
Other currencies	4,199.80
Total debt (*)	12,905.44
Pre- issuance costs	(2.48)
Total Borrowing	12,902.96
Of which : Total Senior Debt (*)	11,756.42
Total Subordinated Debt (*)	1,146.54

Capital Stock and Reserves(2)
Authorised capital	66,054.50
Unsubscribed capital	(28,732.50)
Subscribed capital	37,322.00
Less: Callable capital	(34,032.94)
Paid-up capital	3,289.06
Shares to be issued upon payment of future instalment	(782.05)
Amount paid in advance	0.18
Amount in arrears	(1.22)
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(160.63)
Capital net of CEAS	2,345.34
Reserves and Net Income for the Year	2,536.18

Total Capital and Reserves	4,881.52

(1)

For a description of the Bank’s borrowing policies and the currency distributions and other details with respect to borrowings, as well as the effects of currency and interest rate swaps undertaken by the Bank on the currency composition and weighted average interest cost of the Bank’s payment obligations, see “Borrowings” and Note M to the financial statements included herein.

(2)

For a more complete description of subscriptions to the capital stock and voting power, see Note N to the financial statements included herein. For a more complete description of Reserves, see Note N to the financial statements included herein.

(*)Figures are for Principal amount at face value

Authorised Capital

          The Bank’s original authorised capital stock of UA 250 million has been increased in line with the provisions of the Agreement, which provides that the authorised capital stock may be increased as and when the Board of Governors deems it advisable. The authorised capital stock of the Bank has undergone several increases recently. Two special capital increases were approved in 2008 (Resolution B/BG/2008/07) and 2009 (Resolution B/BG/2009/05) to enable membership and subscription of shares by the Republic of Turkey and the Grand Duchy of Luxembourg respectively. The effect of these special capital increases was to increase the authorised capital of the Bank from UA 21.87 billion to UA 22.12 billion.

          In 2009, Canada and Korea responded favourably to the Bank’s need for expanded financial capacity pending decisions on a GCI-VI of the Bank by a temporary increase of their callable capital with no attached voting rights. The special capital increase adopted by Board of Governors Resolution B/BG/2010/02, brought the authorised capital of the Bank to UA 23.95 billion. The Resolution provided for the retirement and cancellation of the temporary callable capital subscribed by Canada (UA 1.63 billion) and the Republic of Korea (UA 0.19 billion) upon the effectiveness of their respective subscriptions to a general capital increase and pursuant to authorization by the Board of Governors.

          The GCI-VI was approved by Board of Governors Resolution B/BG/2010/08, raising the authorised capital of the Bank from UA 23.95 billion to UA 67.69 billion. This represents a 200% increase of the Bank’s authorised capital (excluding temporary callable capital and special capital increases for Turkey and Luxembourg) with a paid-up capital of 6%. The new shares created under GCI-VI are to be allocated to regional and non-regional members in such proportions that, when fully subscribed, the regional group would hold 60 per cent of the total capital stock and the non-regional group 40 per cent.

          Pursuant to authorization by Board of Governors Resolution B/BG/2012/01, the temporary callable shares of Canada described above have been cancelled, while the processes for the retirement of those for the Republic of Korea were at an advanced stage as at December 31, 2011. Consequently, the authorized capital of the Bank reduced by 163,296 shares representing the retired non-voting callable shares for Canada.

          At 31 December 2011, the authorised capital stock of the Bank was UA 66,054.50 million.

Subscribed Capital

          At 31 December 2011, subscribed capital amounted to UA 37,322 million. Subscribed capital is divided into paid-up and callable capital. Prior to the Fourth General Capital Increase (GCI-IV), 25 per cent of subscribed capital was paid-up and 75 per cent was callable. Of the capital stock authorised pursuant to GCI-IV, 6.25 per cent represents paid-up and 93.75 per cent represents callable capital. It was envisaged under the resolution authorising GCI-IV that upon full subscription of all authorised shares, the Bank’s capital would consist of 12.5 per cent paid-up and 87.5 per cent callable shares. In order to attain this ratio, the Board of Governors decided in May 1992 to adopt certain measures to restructure the capital stock of the Bank. Such measures entail the general application of the Bank’s Share Transfer Rules to all shares issued under or prior to GCI-IV, the cancellation of forfeited and unsubscribed shares and their reissue as one block subject to the same terms and conditions of subscription and carrying a ratio of seven callable shares for each paid-up share, and ensuring that the statutory ratio of regional to non-regional stock is maintained. The shares created under GCI-V are divided into paid-up and callable shares in the proportion of 6 per cent paid-up shares and 94 per cent callable shares. The new shares created under GCI-VI are divided into paid-up and callable shares in the same proportion as the shares of GCI-V. The subscribed capital stock of the Bank now consists of 8.81 per cent paid-up shares and 91.19 per cent callable shares.

          The Agreement provides that shares of capital stock are to be issued at par value (UA 10,000 per share), unless the Board of Governors decides by a majority vote to issue them on other terms. The liability of the members is limited to the unpaid portion of the issue price of the shares. Shares are transferable only to the Bank.

Callable Capital

          At 31 December 2011, the Bank’s total callable capital was UA 34,032.95 million. Of this amount, UA 19,699.40 million represented callable capital of the Bank’s 25 non-borrowing member countries. The callable capital of the 18 Bank members who are also members of the DAC of the OECD was UA 17,875.58 million.

          Callable capital is that portion of the subscribed capital stock subject to call only as and when required by the Bank to meet its obligations on borrowing of funds for inclusion in its ordinary capital resources or guarantees chargeable to such resources. In the event of a call, payment must be made by the member countries concerned in gold, convertible currency or in the currency required to discharge the obligation of the Bank for which the call was made.

          Calls on the callable capital are required to be uniform in percentage on all shares of capital stock, but obligations of members to make payment upon such calls are independent of each other. The failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment. Further calls can be made on non-defaulting members if necessary to meet the Bank’s obligations. However, no member could be required to pay more than the unpaid balance of its ordinary capital subscription. No call has ever been made on the callable capital of the Bank.

Paid-up Capital

          With respect to shares subscribed prior to GCI-IV, paid-up capital was that portion of a member’s subscription that was to be paid to the Bank by the members over a prescribed period. With respect to shares issued pursuant to GCI-IV, paid-up capital represents the amount of shares, which have been subscribed to and are to be fully paid for. It includes payment in the form of notes deposited by regional members, as established by the Board of Governors. The GCI-V and GCI-VI Resolutions define the paid-up portion of any subscription as that portion of shares which is issued only as and when the Bank receives actual payments, in cash or in notes. At 31 December 2011, total paid-up capital stock amounted to UA 3,289.06 million.

          The Board of Governors determines the modes of payment for paid-up capital stock. Prior to May 1981, all payments on paid-up stock were required to be made in convertible currencies. However, with respect to subscriptions under the capital increases authorised in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments: (i) five equal annual instalments, of which at least 50 per cent is payable in convertible currency and the remainder in local currency; or (ii) five equal annual instalments, of which 20 per cent is payable in convertible currency and 80 per cent in non-negotiable, non-interest bearing notes. Such notes were payable solely in convertible currency in ten equal annual instalments, commencing on the fifth anniversary of the first subscription payment date. Non-regional members were required to make their payments solely in convertible currencies.

Under GCI-IV, regional members are required to make payment for their subscriptions as follows:

(i) 50 per cent in five equal annual instalments in cash in freely convertible currencies; and (ii) 50 per cent by the deposit of five non-negotiable, non-interest-bearing notes of equal value denominated in UA and payable between the sixth and tenth year of subscription in convertible currencies according to a specific schedule. For non-regional members, payments are to be made in five equal annual instalments in their national currencies, if such currencies are freely convertible, or in notes denominated in convertible currencies and payable on demand.

          Under GCI-V, the paid-up portion of the shares are paid in eight equal and consecutive annual instalments and paid only in convertible currencies.

          Under GCI-VI, the paid-up portion of the shares is to be paid in twelve equal and consecutive annual instalments for those members eligible to receive financing exclusively from the ADF, and in eight equal and consecutive annual instalments by all other members. The payment is only in convertible currencies.

          As of 31 December 2011, an amount of UA 2,387.09 million had been paid in convertible currencies, UA 115.17 million in local currencies and UA 3.72 million by the deposit of non-negotiable, non-interest bearing notes. In accordance with the provisions of the Bank’s Share Transfer Rules, shares on which there are arrears of over 48 months for GCI-IV and of over 90 days for GCI-V are liable to forfeiture and re-allocation within each category of shareholders, to those shareholders willing to subscribe to additional shares. In 2010, the Bank modified the Share Transfer Rules as part of the GCI-VI process. Specifically, the priority rules for allocation were amended, the payment period for shares offered under these rules were reduced, and the forfeiture period for shares under all capital increases was stipulated as 120 days.

          Following the application of the Share Transfer Rules to all categories of shares, arrears on subscriptions as at 31 December 2011 amounted to UA 1.219 million.

          For a more complete description of subscriptions to capital stock, including amounts due but unpaid,

and voting power of members, see Note N to the financial statements.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

          At 31 December 2011, the Cumulative Exchange Adjustment on Subscriptions (‘‘CEAS’’) representing the translation difference on subscriptions was minus UA 160.63 million. Prior to GCI-IV, payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in US dollars were fixed at an exchange rate of 1 UA= US$ 1.20635. As a result of these practices, losses and gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscription account.

          The following table sets forth the callable portion of the capital subscription and the total capital subscription of non-borrowing members at 31 December 2011.

Non-Borrowing Members (1)
(Expressed in millions of UA)

	Callable Capital	Total Capital Subscription

Argentina	52.36	58.47
Austria*	270.66	281.84
Belgium*	125.60	139.58
Brazil	87.04	96.74
Canada*	2,276.56	2,377.21
China	677.55	705.54
Denmark*	701.74	736.45
Finland*	296.31	308.55
France*	2,276.56	2,370.61
Germany*	806.57	896.31
India	135.50	141.10
Italy*	1,467.85	1,528.49
Japan*	3,329.18	3,466.72
Korea*	270.66	281.84
Kuwait	87.35	97.07
Libya	746.12	839.35
Netherlands*	520.97	541.78
Norway*	701.74	730.73
Portugal*	46.98	52.30
Saudi Arabia	37.90	42.12
Spain*	643.44	690.89
Sweden*	936.64	975.33
Switzerland*	888.95	925.67
United Kingdom*	1,019.22	1,061.32
United States of America*	1,295.95	1,440.53
Total	19,699.4	20,786.5

* Member of the DAC of the OECD.

(1) See Note N to the financial statements included herein for a more complete description of the capital subscriptions of all members of the Bank at 31 December 2011. At 31 December 2011, the 25 members listed above held 56.59 per cent of the total voting powers of the Bank.

Maintenance of Currency Values

          Pursuant to the Agreement, each member is required to pay to the Bank any additional amount of its national currency necessary to maintain the value of all such national currency paid to the Bank on account of its subscription whenever the par value of the member’s currency in terms of the UA or its foreign exchange value has, in the opinion of the Bank, depreciated to a significant extent. In the event of an increase in such par value or such foreign exchange value, the Bank is required, pursuant to the Agreement, to pay to the member an amount of its currency necessary to adjust in a similar way the value of all such national currency held by the Bank on account of its subscription.

          It was decided in 1979 by the Board of Governors that the application of the maintenance of value would be suspended until such time as the Board of Directors determines that the Special Drawing Right (SDR) is being definitively applied as the unit of value applicable to members’ subscriptions in the International Bank for Reconstruction and Development (the “World Bank”) for purposes of the maintenance of value provisions of its Articles of Agreement. In October 1986, the World Bank decided that the capital stock of the World Bank would be valued in terms of the SDR, at the rate at which the SDR was valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on 1 July 1974. This value was 1 SDR=$1.20635.

Voting Rights

          The voting rights of the members are related to their capital subscriptions. However, shares subscribed in connection with the general increases of the Bank’s authorised capital stock subsequent to 7 July 1973 and prior to GCI-IV may be voted in their entirety once they are subscribed for but may not be voted to the extent that payment on the paid-up portion of such shares is due but has not been received by the Bank. Under GCI- IV, GCI-V and GCI-VI, members may vote their paid-up capital shares only to the extent that payment on such paid- up capital shares has been received by the Bank, and they may vote their callable capital GCI-IV shares only when they have paid the first instalment on the paid-up shares. If a subsequent instalment due on a member’s paid-up capital shares is not received when due or if a note deposited by a regional member is not honoured when presented for payment, the right to vote such member’s callable capital shares attributable to such unpaid amount is withdrawn until the payment is received.

Reserves

          The Total Reserves consist of retained earnings and, fair value gains/losses on investments designated at fair value through Other Comprehensive Income and gains/losses on fair valued borrowings arising from “own credit”. Retained earnings included the net income for the year after taking into account transfers approved by the Board of Governors, and net expenses recognised directly in equity. As at 31 December 2011 retained earnings amounted to UA 2,636.89 million. Income before transfers approved by the Board of Governors for the year ended 31 December 2011 amounted to UA 164.51 million.

SUMMARY STATEMENT OF INCOME AND EXPENSES

          The following summary of income and expenses relating to the ordinary capital resources of the Bank for the years ended 31 December, 2011, 2010, 2009, 2008 and 2007 has been derived from the audited financial statements of the Bank for the respective years. The summary should be read in conjunction with the audited financial statements and related notes.

(Expressed in millions of UA)	Years Ended December 31
	2011	2010	2009	2008	2007
OPERATIONAL INCOME & EXPENSES
Income from:
loans	314.92	293.36	288.24	352.28	341.94
Investments and related derivatives	168.85	219.22	222.96	202.88	231.71
Other debt securities	5.41	6.74	7.68	9.29	4.97
Total income from loans and investments	489.18	519.32	518.88	564.45	578.62

Borrowing expenses
Interest and amortised issuance costs	(316.82)	(303.04)	(306.32)	(251.83)	(268.02)
Net interest on borrowing-related derivatives	112.16	126.26	73.28	(65.79)	(62.71)
Unrealised gain/(loss) on fair-valued borrowings and related derivatives	(13.00)	(27.61)	17.38	12.43	21.24
Unrealised gain/(loss) on derivatives, non fair-valued borrowings and others	9.96	(13.33)	(20.30)	(16.68)	34.77

Provision for impairment on loan principal and charges receivables	(17.68)	(26.76)	(11.29)	163.28	69.95
Provision for impairment on investments	6.24	17.68	1.07	(56.59)	(0.53)
Translation gains/(losses)	(27.95)	4.86	19.63	(9.17)	(8.89)
Other income/loss	4.46	(1.72)	7.34	18.65	7.32
Net operational income	246.55	295.66	299.67	358.76	371.75

OTHER EXPENSES
Total Bank Group administrative expenses	239.21	239.42	221.51	186.37	180.65
Share of ADF and NTF	(159.71)	(164.42)	(158.45)	(139.59)	(138.43)
Net administrative expenses	79.50	75.00	63.06	46.78	42.22
Depreciation - Property, equipment and intangible assets	4.46	4.59	4.68	5.20	5.37
Sundry expenses/(income)	(1.93)	2.41	0.77	2.11	0.49
Total other expenses	82.04	82.00	68.51	54.09	48.08
Income before transfers approved by the Board of Governors	164.51	213.66	231.16	304.66	323.67
Transfers of income approved by the Board of Governors	(113.00)	(146.37)	(162.68)	(257.30)	(119.90)
NET INCOME	51.51	67.29	68.48	47.36	203.77

The notes accompanying the financial statements form part of this Statement

Amounts may not add up exactly due to rounding

OPERATIONS OF THE BANK

Lending Operations

          The Bank is authorised under the Agreement to make, participate in or guarantee loans to governments of its regional member countries, their agencies and political subdivisions, and to public and private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. It is the general policy of the Bank that all loans be made to or guaranteed by national governments, central banks or other governmental entities engaging the full faith and credit of such governments. The Bank, however, has adopted a strategy and policies for the promotion of the private sector in RMCs under which loans, equity and equity linked products such as subordinated loans may be granted to eligible private sector entities without a government guarantee.

          Under the Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (comprised of approved loans less cancellations and repayments, plus equity participations) may not at any time exceed the total amount of its unimpaired subscribed capital, reserves and surplus included in its ordinary capital resources. At 31 December 2011, such total outstanding amount was UA 15.33 billion, UA 1.58 billion higher than the UA 13.75 billion outstanding at 31 December 2010.

          In evaluating projects, the Bank considers a wide variety of factors, including the economic, technical and financial feasibility of the project, the effect on the general development activity of the country concerned, the contribution to the removal of impediments to economic development, the capacity of the borrowing country to service additional external debt, and the effect on the balance of payments. Other factors include the effect of new technologies on productivity, and the effect of the project on employment opportunities and the environment. In addition, the Bank considers the ability of the borrower to obtain financing elsewhere on terms and conditions that the Bank considers reasonable. One of the principal functions of the Bank is to direct resources to projects that form part of a national or regional development programme, and which benefit two or more regional members, particularly projects designed to stimulate intra-African trade and economic development.

          It is the policy of the Board of Directors to consider loans and other financial products only on the basis of written reports prepared by staff of the Bank. These reports set forth detailed information regarding the technical feasibility and economic merits of the project to be financed and relevant financial and legal matters, as well as the economic situation of the country in which the project is located. The process of identifying and appraising a project and of approving and disbursing a project loan often extends over several years. For public sector projects, it takes, on average, more than two years to identify, prepare and appraise a project before it is presented to the Board of Directors for loan approval. The appraisal of projects is carried out by the Bank’s staff, in some cases with the help of outside consultants. After approval of a loan, an additional period averaging six months elapses before the loan becomes effective. Loans do not become effective until certain legal requirements are fulfilled by the borrower. The Bank generally requires that borrowers seek competitive bids from potential suppliers, that engineering plans and specifications are drawn up independently of suppliers or manufacturers and, if appropriate, that independent consultants be retained by borrowers. The Bank supervises the disbursements of its loans to ensure that the proceeds are applied only against project expenditures as incurred and are used by the borrower only for the procurement of goods and services required for the project being financed. In order to monitor the effective implementation of projects being financed, the Bank maintains a continuous relationship with the borrower after a loan is made.

          The Bank’s policy of loan administration and project supervision involves field missions, where necessary, and the submission of progress reports on a regular basis. Subsequent to physical completion, the project is evaluated to determine the extent to which productivity and other goals such as envisaged contribution towards economic growth and development outcomes were met. Since loan disbursements are made against project expenditures, the disbursement period frequently extends over five to seven years.

          Loans are disbursed in four ways: (1) by reimbursement to borrowers, (2) by direct payment to suppliers for expenses incurred in connection with approved projects, (3) by advances to borrowers of up to 10 per cent of a given loan commitment for which an accounting is made by the borrower, or (4) by the issuance of irrevocable commitments to commercial banks backing their letters of credit to suppliers for shipment of specified goods to borrowers.

          The Bank’s lending operations have since 1987 included non-project lending in the form of sector investment and rehabilitation and structural adjustment lending. The Bank’s participation in such non-project lending has generally been in conjunction with other development organisations, particularly the World Bank.

          In January 2008, the Board of Directors approved a revised private sector operations strategy and 3-year business plan for the development of the private sector in Africa. Under this programme, the Bank has provided equity and loan funding to enterprises and financial institutions in the private sector. Private Sector Operations (PSO) of the Bank are designed to promote strong social and corporate governance standards as well as help African companies achieve international best practices, making them more competitive at home and in the international marketplace. The Bank has continued to support private sector development focusing on operations in the financial sector, industries & services, infrastructure and entrepreneurship development by improving small and medium enterprises and micro enterprises’ access to financial services. The range of financial instruments includes equity and quasi-equity investment, lines of credit to private financial institutions and guarantees, coupled with technical assistance in some cases. Responding to growing market demand, the Bank’s PSO have remained at a higher level than that prevailed prior to 2007, an annual volume of UA 1.16 billion in 2009, UA 1.21 billion in 2010 and UA 0.87 billion in 2011, respectively.

          Detailed information on loans approved by the Bank to 31 December 2011 (excluding fully repaid loans and cancelled loans) are set forth in Note D and Note I to the financial statements included herein.

Loan Approvals and Disbursements

          From its inception to 31 December 2011, the Bank has approved 3, 661 loans and grants, less cancellations amounting to UA 60.06 billion, for the financing of programmes or projects in its borrowing regional member countries. The Bank’s loan approvals in 2011 totalled UA 3.69 billion as compared to UA 2.58 billion and UA 5.60 billion in 2010 and 2009, respectively. Loan disbursements of the Bank were UA 1,868.79 million in 2011 as compared to UA 1,339.85 million in 2010.

Currency composition of loans

          The following table and chart set forth the Bank’s disbursed and outstanding loans by currency at 31 December 2011 and 2010:

Disbursed and Outstanding Loans by Currency

[Amounts in UA millions]
Currency	31 December 2011		31 December 2010
	%	Amount	%	Amount
Euro	39.3	3,683.53	41.37	3,430.79
Japanese Yen	5.05	473.83	6.16	510.56
Pound Sterling	0.03	2.45	0.03	2.44
South African Rand	7.46	699.07	8.37	694.55
Swiss Franc	1.49	139.78	1.85	153.60
US Dollar	46.67	4,374.51	42.21	3,500.64
Others	-	0.35	0.01	0.42
Total	100.00	9,373.52	100.00	8,293.00

Overdue and Non-Performing Loans

          Prior to the revision of IAS 39 that became effective on January 1, 2005, income on loans in arrears for six months or more were suspended and excluded from loan income reported in the income statement until when the amounts were actually received. The revised standard now requires that all charges including the overdue amounts be included in income and adequate provision for impairment be recognised on both the principal and charges receivable balances outstanding against borrowers and which losses can be established to have been incurred. The ‘incurred loss model’ excludes future losses no matter how likely they might be. The revised standard also no longer permits the suspension of income on loans previously classified as non-accruing. Instead, such income is recognised and appropriate provision is made for any impairment that may exist on the total receivable, using the incurred loss model.

          The Bank may experience delays in receiving loan repayments from certain borrowers. Delays in loan repayment affect the timing and amount of future cash flows on loans and are an important element in the determination of loan impairment. The Bank has never written off any of its sovereign guaranteed outstanding loans. In line with the sovereign nature of the Bank and its relationship with its borrowers and guarantors, the Bank expects that each of these loans will ultimately be repaid and, accordingly, has no expectation of writing off outstanding loans in the future. The Bank maintains a continuous dialogue with its borrowers to attempt to ensure prompt payment on all of its loans.

Loan Terms

Loans are stated at their principal amounts outstanding less any allowance for impairment. Except for private sector development loans, all of the Bank’s loans are made to, or guaranteed by, regional member countries. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of 20 years, including a grace period of 5 years, which is typically the period of project implementation.

The following table sets forth the maturity structure of disbursed and outstanding loans as at 31 December 2011:

Maturity Structure of Loans as at 31 December 2011 (Amounts expressed in UA) Maturity	Disbursed and Outstanding Loans

One year or less	810.55
More than one year but less than two years	660.78
More than two years but less than three years	674.39
More than three years but less than four years	887.04
More than four years but less than five years	706.19
More than five years	5,634.57
Total	9,373.52

Borrowing Policies

          The Board of Directors of the Bank has authorised the issuance of two classes of debt, senior debt and subordinated debt. All debt of the Bank is senior debt unless by its terms it is expressly subordinated in right of payment to other debt of the Bank. Both classes rank pari passu except in the event of a call by the Bank on its callable capital, whereupon the holders of the subordinated debt of the Bank will be subordinated in right of payment to holders of senior debt.

          Until March 2009, it was the policy of the Board of Directors to limit the Bank’s borrowings represented by senior debt, together with guarantees, to 80 per cent of the callable capital of its non-borrowing members, to limit its total borrowings represented by both senior and subordinated debt to 80 per cent of the total callable capital of all of its members, and to limit total debt to 100 per cent of Usable Capital. On 18 March 2009, the Board of Directors adopted the use of a single ratio, Debt to Usable Capital, to monitor the Bank’s leverage. At that time, Usable Capital was defined as the sum of paid in capital, reserves and callable capital from non-borrowing countries rated AA or better. On 22 July 2009, Usable Capital was redefined to include callable capital from non-borrowing member countries rated A-and above. The Debt to Usable Capital ratio limits the Bank’s total outstanding debt to 100% of Usable Capital.

          The Bank has also adopted the working principle that, within the limitations set forth above, the actual amount of its senior debt outstanding at any time should be a function of its objective of obtaining and maintaining a rating on its securities at the highest levels from recognised rating agencies. As of the same date, the amount of total outstanding borrowings of UA 12,902.96 million, represented by both senior and subordinated debt, was 37.91 per cent of total callable capital of UA 34,032.95 million of all members of the Bank.

          In December 2001, the Bank established the unlimited Global Debt Issuance Facility (GDIF) to replace its Euro-Medium Term Note Programme (EMTN) and US Medium Term Note (MTN) Programme with respect to its future borrowings. The Bank also has a Euro Commercial Paper (ECP) programme in place. Both the GDIF and the ECP enable the continuous issuance of notes in the Euro market, the US market and other domestic markets in an unlimited amount thereby maximizing the Bank’s financing flexibility.

          The Bank has entered into arrangements whereby, in the event of a call on its callable capital, it will request its member countries to make payment in response to such a call into a special account established by the Bank with the Federal Reserve Bank of New York, or its successor duly designated for the purpose. The terms of such account provide that the proceeds of a call must first be applied in payment of, or in provision for full settlement of all outstanding obligations of the Bank incurred in connection with the issuance of senior debt before any other payment shall be made with such proceeds.

          The weighted average life of the Bank’s outstanding borrowings at 31 December 2011, 2010, 2009, 2008 and 2007 was 5.6, 4.1, 4.2, 6.5 and 4.4 years, respectively.

          At 31 December 2011, the callable capital of the Bank was UA 34,032.95 million. Of this amount, a total of UA 15,079.67 million represented the callable capital of RMCs and UA 18,953.28 million the callable capital of non-regional member countries.

          At 31 December 2011, the Bank’s outstanding borrowings were denominated in fifteen currencies or currency units (without taking into account currency swaps).

          The table below sets forth the maturity structure of the Bank’s outstanding borrowings at 31 December 2011:

(UA millions)	Outstanding Borrowings
Periods	At Fair Value	At Amortised Cost	Total
One year or less	2,838.08	129.94	2,968.02
More than one year but less than two years	2,102.24	335.23	2,437.47
More than two years but less than three years	2,016.26	-	2,016.26
More than three years but less than four years	687.59	260.54	948.13
More than four years but less than five years	2,318.72	-	2,318.72
More than five years	1,793.53	423.31	2,216.84
Sub total	11,756.42	1,149.02	12,905.44
Net unamortised premium and discount	-	(2.48)	(2.48)
Total	11,756.42	1,146.54	12,902.96

The following table sets forth for the periods indicated the average interest rates on the Bank’s loans, the return on its average earning assets, the average cost of its funded debt and other funds available and its interest coverage ratio:

Selected Financial Ratios

	2011		2010		2009		2008		2007
Weighted average interest rate on disbursed and outstanding loans for the year(1)	3.57%		3.71%		4.31%		6.19%		6.31%
Weighted average cost of:
Outstanding borrowings	1.83%		1.93%		2.73%		4.99%		4.55%
Interest coverage ratio(2)	1.80	x	2.21	x	1.99	x	1.96	x	1.98	x
(1.25x)(3)

(1)	Undisbursed loans include loans approved but not yet effective. Interest accrues only on disbursed loan amounts.
(2)	Operating income plus interest expense, divided by interest expense.
(3)	Indicates the Bank’s target ratio.

Liquid Assets and Liquidity Policy

          As a long-term development lender, the Bank holds sufficient liquid assets to secure the continuity of normal operations even in the unlikely event that it is unable to obtain fresh resources from the capital markets for an extended period of time. To achieve this, the Bank computes a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The liquidity policy sets the PML as the sum of four components: the following year’s net loan disbursements and debt service requirements, plus the loan equivalent value of signed guarantees, and undisbursed equity investments.

          The maximum level of liquidity is determined by the Bank’s debt and capital adequacy limits. The resulting flexibility in determining the pace of implementing the Bank’s medium-term borrowing enhances the Bank’s ability to achieve a lower funding cost.

          Investments are based on asset and liability management guidelines adopted under the authority of the Board of Directors. Generally, liquid assets of the Bank are invested in marketable securities issued or guaranteed by the member countries or public entities thereof, supranational, corporate and financial institution obligations, and time deposits. The Bank also has limited exposure to asset and mortgage backed securities. All marketable securities are valued at market value with the exception of certain investments in debt securities intended to be held to maturity which are carried at amortised cost using the effective interest method. At 31 December 2011, the Bank’s cash and treasury investments (net of repurchase agreements) totalled UA 7.93 billion, compared to UA 7.83 billion at the end of 2010. Investment income for 2011 amounted to UA 168.85 million or a return of 2.14 per cent on an average liquidity of UA 7.88 billion, compared to UA 219.22 million in 2010, or a return of 2.81per cent, on an average liquidity of UA 7.78 billion.

          The Bank’s liquid assets are tranched into three portfolios, namely operational portfolio, prudential portfolio, and equity-backed portfolio, each with a different benchmark that reflects the cash flow and risk profile of its assets and funding sources. These benchmarks are one-month LIBID for the operational portfolio, and 6-month LIBOR, resetting on February 1 and August 1 for the prudential portfolio. The equity-backed portfolio is managed against a repricing profile benchmark with 10 per cent of the Bank’s net assets repricing uniformly over a period of 10 years.

Bank Rating

          The rating agencies, Standard & Poor’s, Moody’s, Fitch, and the Japan Credit Rating Agency reaffirmed their AAA/Aaa and AA+/Aa1 rating of the Bank’s senior and subordinated debt respectively, with a stable outlook. The ratings recognise the Bank’s strong financial position, membership support, capital adequacy, liquidity position, and its enhanced effectiveness fostered by institutional reforms implemented over the past decade. A security rating is not and should not be construed as a recommendation to buy, hold or sell a security.

Equity Participations

          The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatised or regional and sub-regional institutions. The Bank’s objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank’s equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

          Unless otherwise approved by the Board of Directors, the Bank’s equity participation shall not exceed 25 per cent of the equity capital of the entity in which it invests. The Bank currently holds less than 20 per cent of the total equity capital of most of the institutions in which it participates. The Bank therefore does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors’ Resolution B/BG/2009/10 of May 13, 2009, total equity investment by the Bank shall not at any time exceed 15 per cent of the aggregate amount of the Bank’s paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources. Total equity participations at 31 December 2011 amounted to UA 555 million representing 9.7% of risk capital.

          The Bank has equity participations in, among others, various regional and sub-regional development banks and other public and private sector financial institutions such as the African Export-Import Bank, Shelter-Afrique, Africa Re, and PTA Bank, commercial banks as well as in several regional private equity funds. The Bank is also a participant in the equity of the African Development Fund.

          Prior to January 1, 2011, the Bank classified its equity investments (other than African development fund) as available-for-sale. For such assets, the Bank assessed at each balance sheet date whether there was objective evidence that a financial asset or a group of financial assets was impaired. For available-for-sale equity instruments carried at fair value, a significant or prolonged decline in the fair value of the security below its cost was considered in determining whether the assets were impaired. Following adoption of phase 1 of IFRS 9 with effect from January 1, 2011, the Bank no longer classifies its assets as available-for-sale and has opted to designate all its equity investments as at fair value through other comprehensive income.

Special Operations of the Bank

          In addition to its ordinary resources, the Bank administers various special and trust funds for purposes consistent with the Bank’s objective of promoting the economic development and social progress of its regional member countries. Under the Agreement, the total amount outstanding in respect of the special operations of the Bank relating to any special fund may not exceed the total amount of the unimpaired special resources pertaining to that special fund. The resources of special and trust funds are required to be held, used, committed, invested or otherwise disposed of entirely separate from the ordinary capital resources of the Bank and from each other. The administration of each of these funds is subject to the Bank Agreement and financial regulations, specific rules and regulations, and applicable policies of the Bank. The Bank normally receives an administrative fee for managing these funds.

          Two major funds managed by the Bank are the African Development Fund (ADF) and the Nigeria Trust Fund (NTF), both of which supplement the activities of the Bank.

African Development Fund

          The ADF was established in 1972 pursuant to an agreement between the Bank and 15 non-regional members (the “ADF Agreement”) to provide loans on concessionary terms to the RMCs. The ADF and all of its resources are separate and entirely independent from those of the Bank. The Bank assumes no liability for any of the obligations of the ADF. Participation in the ADF has increased since its establishment and now comprises the Bank, one regional member State Participant (South Africa), 24 non-regional member State Participants and the United Arab Emirates.

          The ADF Agreement designates a Board of Governors as the ADF’s highest policy making organ. The Board of Governors meets at least once annually. The ADF Board of Directors, which includes seven non-regional members nominated by their constituencies and seven executive directors representing the ADB, is responsible for overseeing the general operations of the ADF.

          The ADF uses the UA as the measure of the subscription of its participants and of its loans and for statistical and financial reporting purposes. Following amendment of the ADF Agreement, the UA of the ADF has been aligned with the UA of the Bank with effect from 1 January 1993.

          The purpose of the ADF is to assist the Bank in making an effective contribution to the economic progress and social development of the regional member countries and to promote co-operation among them. The operations of the ADF supplement those of the Bank. In contrast to the lending policy of the Bank, the ADF provides long-term financing for projects on concessionary terms. The ADF’s loan financing is directed primarily at those RMCs which, in the opinion of the ADF, are in the greatest need of such financing.

          The resources of the ADF consist of the subscriptions and periodic replenishments by the Bank and State Participants, other resources received by the ADF and funds derived from operations or otherwise accruing to the ADF. All the Bank’s non-regional members are ADF State Participants. The United Arab Emirates, a non-member, and South Africa, a regional member country, are also State Participants. The ADF has also received a contribution from Botswana in the past. The mobilization of external resources for ADF is a triennial exercise. In December 2007, State Participants reached agreement on the Eleventh Replenishment of the Fund in the amount of UA 5.76 billion, of which UA 2.06 billion represents internally generated resources covering the 3-year operational period 2008-2010. In September 2010, State Participants reached agreement on the Twelfth Replenishment of the Fund. The deputies agreed to a replenishment level of UA 6.10 billion, covering the 3-year operational period 2011-2013.

          At 31 December 2011, the cumulative ordinary and special subscriptions to ADF amounted to UA 22.08 billion of which UA 19.97 billion was fully paid-in. The Bank’s subscription to the ADF at 31 December 2011 was UA 111.74 million, which was fully paid-in. The Bank has 50 per cent of the voting power of the ADF.

          For the year ended 31 December 2011, loans and grants approved amounted to UA 1.48 billion and the level of cumulative loans and grants signed, net cancellations amounted to UA 21.48 billion. ADF loans bear no interest charge, carry a service charge of 0.75 per cent per annum on outstanding balances, and attract a commitment fee of 0.50 per cent per annum on undisbursed commitments. Project loans have a 50-year repayment period, including a 10-year grace period; lines of credit have a 20-year repayment period with a 5-year grace period.

          ADF also provides grants to RMCs, and these do not carry any interest charges. For blend countries (viz. those eligible to receive resources from both ADB and ADF), however, the lending terms have been made more stringent during the ADF-12 (2011–2013) period, and are as follows: 30 years’ maturity, a grace period of 8 years, and an interest rate of 1 per cent on project loans. The other terms remain the same, namely: 0.75 per cent service charge on outstanding balances and 0.5 per cent commitment fee on undisbursed commitments.

Nigeria Trust Fund

          The Agreement Establishing the Nigeria Trust Fund (the “NTF Agreement”) was signed on 26 February 1976, between the Bank and the Federal Republic of Nigeria and became effective on 25 April 1976. The purpose of the NTF is to assist in the economic development of the most needy regional member countries of the Bank by the provision of funds on terms intermediate between those of the Bank and those of the ADF. NTF loans currently bear an interest rate of between 2 and 4 per cent, a repayment period of up to 25 years including a grace period of up to five years prior to the commencement of principal repayments and a commission of 0.75 per cent payable on undisbursed balances. The resources of the NTF come from contributions from the Federal Republic of Nigeria and the net income of the NTF.

          In April 2003, the ADB Board of Directors endorsed the Initiatives to Enhance the Development Effectiveness of the Nigeria Trust Fund. The enhancements subsequently approved by the Board of Governors include: (i) participation in the HIPC debt relief initiative by contributing 10 per cent of the annual net income of the NTF to the HIPC Trust Fund; (ii) an adjustment of the interest rate for NTF loans from 4 per cent to a range of 2 to 4 per cent to increase the concessionality of such loans; (iii) the execution of a Technical Cooperation Agreement (TCA) with the Bank Group for purposes of providing resources for the financing of technical and institutional support programs for the benefit of RMCs; and (iv) the introduction of more flexibility in the investment of the resources of the NTF, pending their use in financing projects.

          At 31 December 2011, the NTF had total assets of UA 163.40 million. Upon expiry of the original Agreement establishing NTF on 25 April 2008, the NTF Agreement was renewed for another period of ten years commencing from 25 April 2008.

Other Funds

          The Bank has been entrusted with the administration of other funds, including the Mamoun Beheiry Fund (to reward outstanding employees of the Bank), the Arab Oil Fund (for concessionary loans to specific African countries affected by high oil prices), and the Special Emergency Assistance Fund (to provide assistance to African countries affected by drought and famine). The total resources and assets of these trust funds at 31 December 2011 amounted to UA 4.41 million. In addition, the Bank administers grant funds on behalf of donors, including member countries, agencies and other entities. Grant resources are restricted for specific uses which include the co-financing of Bank lending projects, and technical assistance for borrowers including feasibility studies and project preparation. Details of these funds are disclosed in Note V-5 to the financial statements included herein.

Litigation

          The Bank is not a party to any material litigation.

Temporary Relocation

          The Board of Directors decided in February 2003 to evacuate the Bank’s staff from Côte d’Ivoire following the deterioration in the security situation as assessed by the United Nations. The Board of Directors also decided to temporarily move the Bank’s operations to the Temporary Relocation Agency in Tunis. In June 2003, the Board of Governors decided that the Bank should remain at the Temporary Relocation Agency for a minimum duration of two years. The duration of the temporary relocation has since been extended by the Board of Governors, most recently for a further period of 3 years from June 2011.

ADMINISTRATION OF THE BANK

Board of Governors

          All the powers of the Bank are vested in the Board of Governors, which consists of a Governor and an Alternate Governor appointed by each member of the Bank, who exercises the voting power to which that member country is entitled. Each Governor and Alternate Governor serves for a term of five years, subject to termination of appointment or to reappointment at any time at the discretion of the appointing member country.

          The Board of Governors may delegate to the Board of Directors all its powers except certain specified powers, such as the power to increase or decrease the authorised capital and to approve, after reviewing the report of the auditors, the balance sheet and statement of income and expenses of the Bank.

          The Board of Governors holds an annual meeting and such other meetings as may be provided for by the Board of Governors or called by the Board of Directors. Meetings of the Board of Governors are called by the Board of Directors whenever requested by five members of the Bank, or by members having one quarter of the total voting power of the members.

Board of Directors

          Without prejudice to the powers of the Board of Governors, the Board of Directors is responsible for the conduct of the general operations of the Bank, and, for this purpose, exercises all the powers delegated to it by the Board of Governors. Prior to 28 May 2010, the Board of Directors was composed of eighteen members who shall not be Governors or Alternate Governors. Twelve members were elected by the Governors representing the RMCs, and six members were elected by the Governors representing the non-regional member countries. On 28 May 2010, at its forty-fifth Annual Meeting held in Abidjan, Côte d’Ivoire, the Board of Governors increased the membership of the Board of Directors from eighteen to twenty. Thirteen members represent regional member countries and seven members represent non-regional member countries.

          Each Director appoints an Alternate Director who acts in the Director’s absence. Directors and their Alternates are required to be nationals of member countries. An Alternate Director may participate in meetings of the Board of Directors but may vote only when acting in place of the absent Director.

          Directors are elected for a term of three years and may be re-elected provided that no Director shall serve for more than two three-year terms. Members of the Board of Directors of the Bank as at 31 December 2011 are listed below.

Board of Directors – Countries Represented as at 31 December 2011

Regional Member Countries

M. Mahroug	Morocco, Togo, and Tunisia
A. Benallegue	Algeria, Guinea Bissau, and Madagascar
A. Kone	Côte d’Ivoire, Equatorial Guinea, and Guinea,
P.M.F. Tombwele	Angola, Mozambique, Namibia, and Zimbabwe
M.A. Sow	Benin, Burkina Faso, Cape Verde, Chad, Comoros, Gabon, Mali,
Niger, and Senegal
H. A. A. Khedr	Egypt and Djibouti
M. Dhoorundhur	Botswana, Malawi, Mauritius, and Zambia
A. Nzapayeke	Burundi, Cameroon, Central African Republic, Congo, and Democratic
Republic of Congo
A.M. Gadad	Libya, Mauritania, and Somalia
E.M. Khalid	Gambia, Ghana, Liberia, Sierra Leone, and Sudan
M.C. Muduuli	Eritrea, Ethiopia, Kenya, Rwanda, Seychelles, Tanzania, and Uganda
S. Yahaya	Nigeria and Sao Tome & Principe
S. Khan	Lesotho, South Africa, and Swaziland,

Non-Regional Member Countries

H.S. Tse	Canada, China, Korea, and Kuwait
M. Thomsen	Denmark, Finland, India, Norway and Sweden
F. Kruger	Belgium, France, and Spain
W.C. Jones	United States of America
C. Kohlmeyer	Germany, Portugal, and Switzerland
M. Kan	Argentina, Austria, Brazil, Japan and Saudi Arabia
V. Zezza	Italy, the Netherlands, and the United Kingdom

President and Management

          The Board of Governors elects the President of the Bank by a vote of a majority of the total voting power of the members, including a majority of the total voting power of the regional member countries. The Agreement provides that the President shall be a national of a regional member country. On the recommendation of the President of the Bank, the Board of Directors appoints one or more Vice-Presidents. The President is elected for a term of five years and may be re-elected provided that no person may be elected President for more than two successive five-year terms.

          The President is the Chairman of the Board of Directors but has no vote except a deciding vote in case of a tie. He may participate in meetings of the Board of Governors but has no vote. He is the chief executive officer and legal representative of the Bank and conducts, under the direction of the Board of Directors, the current business of the Bank.

The Principal Officers of the Bank as at 31 December 2011 are listed below.

Presidency
D. Kaberuka	President
P. Sovik	Director, Compliance Review & Mediation Unit
A.N. Kabagambe	Director, Office of the President
C. Akintomide	Secretary General
K. Gadio	General Counsel
C. Okonkwo	Officer in Charge, Office of the Auditor General
Z. Zoukpo	Director, Office of the Chief Operating Officer
Z.T. Sakala	Director, Programming & Budget
F. J. M. Perrault	Acting Director, Operations Evaluation Department
R.M.V. Uku	Head, External Relations & Communication Unit
A. Orraca-Ndiaye	Ombudsman
W. Godbout	Head, Security Unit
M.A.M. Kisubi	Head, Ethics Office
A. Bossman	Director, Integrity and Anti-Corruption Division
A. Dinga-Dzondo	Director, Operations Committee
S. Mizrahi	Director, Results and Quality Assurance Department

Office of the Chief Economist
M. Ncube	Chief Economist
D. J. M. Vencatachellum	Director, Development Research Department
C. Lufumpa	Director, Statistics Department
V. Murinde	Director, African Development Institute

Corporate Services
K. Bedoumra	Vice President, Corporate Services
L. Chakroun	Director, Information Management and Methods Department
M. El Azizi	Director, General Services and Procurement Department
G. Archer-Davies	Director, Human Resources Management Department
M. Ntchandeu	Acting Director, Language Services Department
A. M. Lamine Zeine	Official Representative, Headquarters, Abidjan

Finance
C. O. Boamah	Vice President, Finance
A. O. Odukomaiya	Director, Financial Control Department
K. M. Diallo	Director, Financial Management Department
P. Van Peteghem	Director, Treasury Department

Operations I, Country and Regional Programmes and Policies
J. K. Litse	Acting Vice-President, Country and Regional Programmes and Policy
M. Diene	Officer in Charge, Operational Resources & Policies Department
M. E. Kanga	Director, Regional Center
J. Kolster	Director, Regional North 1
N. Matondo-Fundani	Director, Regional North 2
J. K. Litse	Director, Regional West 1
F.J.M. Perrault	Director, Regional West 2
G. Negatu	Director, East Africa Regional Resource Centre
S. Kayizzi-Mugerwa	Director, Regional East 2
E. Faal	Director, South Africa Regional Resource Centre
C. C. Ojukwu	Director, Regional South 2
V. Sharma	Director, Procurement and Fiduciary Services Department
K. Ikeda-Larhed	Head, Partnerships and Cooperation Unit
B. Chervalier	Head, Resource Mobilization

Operations II, Sector Operations
K. S. Elkheshen	Vice President, Sector Operations
A. D. Beileh	Director, Agriculture and Agro-industry Department
I. S. Lobe Ndoumbe	Director, Governance, Economic & Financial Reforms Department
A. Soucat	Director, Human and Social Development Department
S. Pitamber	Head, Fragile States Unit

Operations III, Infrastructure, Private Sector and Regional Integration
B.J. Pittman	Vice President, Infrastructure, Private Sector and Regional Integration
G. Mbesherubusa	Director, Infrastructure Department
T. Turner	Director, Private Sector Department
S. B. Jallow	Director Water and Sanitation Department
H. Cheikhrouhou	Director, Energy, Environment and Climate Change
A. Rugamba	Director, NEPAD, Regional Integration and Trade Department

THE AGREEMENT ESTABLISHING THE AFRICAN DEVELOPMENT BANK

          The Agreement constitutes the Bank’s governing charter and establishes the status, immunities, exemptions and privileges of the Bank, describes its purpose, membership, capital structure and organisation, authorises the kinds of transactions in which it may engage and prescribes limitations on such transactions. The Agreement also contains, among other things, provisions with respect to the admission of additional members, the increase of the authorised capital stock, the terms and conditions under which the Bank may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of member countries and the suspension and termination of the operations of the Bank.

          The Agreement may be amended only by a resolution of the Bank’s Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the member countries, including two-thirds of the regional members having three-quarters of the total voting power of the regional members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the pre-emptive rights to subscribe capital stock or the limitation on the liability of the member countries. No such amendment has been made to the Agreement to date. The Agreement provides that any question of interpretation of its provisions arising between any member country and the Bank or between member countries shall be referred to the Board of Directors for decision. Such decision may then be submitted to the Board of Governors whose decision shall be final.

Membership of the Bank

          Any African country that has the status of an independent state may become a regional member of the Bank. The geographical area to which the regional membership and the development activities of the Bank extend consists of the continent of Africa and the African islands. Non-regional countries that are, or become, participants in the ADF or that have made, or are making, contributions to the ADF may be admitted to the Bank.

          Although any member may withdraw from the Bank by delivering written notice, any such member remains liable for all direct and contingent obligations to the Bank (including its obligations in respect of callable capital) so long as any part of the loans or guarantees contracted before the termination date is outstanding. No member has withdrawn from the Bank since its establishment. However, membership of the former Yugoslavia has been suspended by the Bank’s Board of Directors, in conformity with resolutions and determinations of the UN General Assembly (see Note N to the financial statements included herein).

Legal Status, Immunities and Privileges

          The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

          The Bank has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. It is immune from every form of legal process, except in cases arising out of the exercise of its borrowing powers when it may be sued only in a court of competent jurisdiction in the territory of a member in which it has its principal office, or in the territory of a member or non-member where it has appointed an agent for the purpose of accepting service or notice of process or has issued or guaranteed securities. No actions against the Bank may be brought by members or persons acting for or deriving claims from members.

          The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Directors, Alternate Directors, officers and employees of the Bank and experts and consultants performing missions for the Bank are immune from legal process with respect to acts performed by them in their official capacity. The Agreement enables the Board of Directors to waive any of these immunities where in its opinion it would further the interest of the Bank to do so.

          The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are exempt from all taxation and from all customs duties in the member states. The Bank is also exempt from any other obligation relating to the payment, withholding or collection of any tax or duty.

GENERAL DESCRIPTION OF THE SECURITIES

          Each prospectus, offering circular, information memorandum, supplemental information statement or pricing supplement will include the following information regarding the terms of Offered Securities: (a) the aggregate principal amount, (b) status (and subordination, in the case of subordinated securities), (c) the maturity date, (d) the interest rate, (e) the currency or currencies, including composite currencies, of denomination and payment, (f) the dates on which such interest will be payable, (g) the redemption dates and prices and provisions for a sinking fund, if applicable, (h) the form and denomination and (i) the fiscal or paying agent or agents with respect to the securities.

          Securities will be repayable from the ordinary capital resources of the Bank. The Board of Directors of the Bank has authorised the issuance of two classes of debt securities, senior (“Senior Securities”) and subordinated (“Subordinated Securities”). All debt securities of the Bank are Senior Securities unless by their terms they are expressly subordinated in right of payment to other debt securities of the Bank. Both classes of debt securities rank pari passu except in the event of a call on the callable capital of the Bank, whereupon the holders of Subordinated Securities of the Bank will be subordinated in right of payment to holders of debt which is not expressly so subordinated.

          The Securities will not be the obligation of any government, and their terms and conditions will contain a statement to that effect. The specific terms and conditions of each issue of Offered Securities will be set forth or referred to in the prospectus, offering circular or supplemental information statement relating to the Offered Securities.

          The Securities will not contain any limitations on the right of the Bank to issue any other bonds, notes or obligations.

TAXATION

          The Securities and the interest on them generally will not be exempt from taxation.

          Under the Agreement, the Securities and the interest paid on them are not subject to any tax by a member of the Bank (i) which discriminates against the Securities solely because they are issued by the Bank or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is not under any obligation to withhold or pay any taxes on any interest on the securities it issues.

AFRICAN DEVELOPMENT BANK GROUP

Management’s Report Regarding the Effectiveness of Internal Controls Over External Financial Reporting	Date: March 21, 2012

The Management of the African Development Bank Group (“The Bank Group”) is responsible for the preparation, fair presentation and overall integrity of its published financial statements. The financial statements for the African Development Bank and the Nigeria Trust Fund have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board, while those of the African Development Fund were prepared on a special purpose basis.

The financial statements have been audited by the independent accounting firm of KPMG, who were given unrestricted access to all financial records and related data, including minutes of all meetings of the Boards of Directors and committees of the Board. Management believes that all representations made to the external auditors during their audit were valid and appropriate. The external auditors’ report accompanies the audited financial statements.

Management is responsible for establishing and maintaining effective internal controls over external financial reporting in conformity with the basis of accounting. The system of internal control contains monitoring mechanisms and actions that are taken to correct deficiencies identified. Internal controls for external financial reporting are subject to ongoing scrutiny and testing by management and internal audit and are revised as considered necessary. Management believes that such controls support the integrity and reliability of the financial statements.

There are inherent limitations to the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, an effective internal control system can provide only reasonable, as opposed to absolute, assurance with respect to financial statements. Furthermore, the effectiveness of an internal control system can change with circumstances.

The Boards of Directors of the Bank Group have established an Audit and Finance Committee (AUFI) to assist the Boards, among other things, in their oversight responsibility for the soundness of the Bank Group’s accounting policies and practices and the effectiveness of internal controls. AUFI, which is comprised entirely of selected members of the Board of Directors, oversees the process for the selection of external auditors and makes a recommendation for such selection to the Board of Directors, which in turn makes a recommendation for the approval of the Board of Governors. AUFI meets periodically with management to review and monitor matters of financial, accounting or auditing significance. The external auditors and the internal auditors regularly meet with AUFI to discuss the adequacy of internal controls over financial reporting and any other matter that may require AUFI’s attention.

The Bank’s assessment of the effectiveness of internal controls was based on the framework provided by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). On the basis of the work performed, Management asserts that the Bank Group maintained effective internal controls over its financial reporting as contained in the Financial Statements for 2011. Management is not aware of any material control weakness that could affect the reliability of the 2011 financial statements.

In addition to providing an audit opinion on the fairness of the financial statements for 2011, the external auditors of the Bank Group conducted an independent assessment of the Bank Group’s internal control framework and their opinion thereon is presented separately in this annual report.

Donald Kaberuka
PRESIDENT
Charles O. Boamah		Anthony O. Odukomaiya
VICE PRESIDENT, FINANCE		CONTROLLER

15, Avenue du Ghana, Angle des Rues Pierre de Courbertin et Hédi Nouira – BP 323 – 1002 Tunis Belvédère – Tunisia
Tel: (216) 71 333 511 – Fax: (216) 71 351 933 – Email: afdb@afdb.com – Internet: www.afdb.org

African Development Bank Group   Chapter 5

KPMG Audit	Téléphone :	+33 (0)1 55 68 68 68
1, cours Valmy	Télécopie :	+33 (0)1 55 68 73 00
92923 Paris La Défense Cedex	Site internet :	www.kpmg.fr
France

African Development Bank Group
Temporary Relocation Agency 15, Avenue du Ghana 1002 Tunis Belvédère Tunisia

Independent Auditor’s Report to the Board of Governors of the African Development Bank Group regarding the effectiveness of internal control over financial reporting Year ended 31 December 2011

Scope

We have examined the internal control over financial reporting of the African Development Bank (ADB), the African Development Fund (ADF) and the Nigeria Trust Fund (NTF) (together the “Bank Group”) for the year ended 31 December 2011, based on criteria established in ‘‘Internal Control – Integrated Framework’’ issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibilities

The management of the Bank Group is responsible for implementing and maintaining effective internal control over financial reporting and for assessment of the effectiveness of such control. Management has asserted the effectiveness of internal controls over financial reporting for 2011.

Independent Auditor’s responsibilities
Our responsibility is to express an opinion on the Bank Group’s internal control over financial reporting based on our procedures.

We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000, issued by the International Auditing and Assurance Standards Board. That standard requires that we plan and perform our procedures to obtain reasonable assurance about whether, in all material respects, effective internal control is maintained over financial reporting.

An assurance engagement includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk. It also includes performing such other procedures as considered necessary in the circumstances. We believe that the evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Inherent limitation

An entity’s system of internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles. An entity’s system of internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the

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Chapter 5   African Development Bank Group

African Development Bank Group
Independent Auditor’s Report to the Board of Governors
of the African Development Bank Group regarding
the effectiveness of internal controls over external financial reporting assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Bank Group, in all material respects, maintained effective internal control over financial reporting during the year ended 31 December 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have audited the financial statements of the African Development Bank, the African Development Fund and the Nigeria Trust Fund as of and for the year ended December 31, 2011, in accordance with the International Standards on Auditing, and we have expressed unqualified opinions on those financial statements.

Paris La Défense, 21st March 2012

KPMG Audit
A division of KPMG S.A.

Pascal Brouard
Partner

FINANCIAL HIGHLIGHTS FOR THE YEARS 2011, 2010 AND 2009

Net Operational Income

          Net operational income is comprised of the net interest income on earning assets, the provision for loan and investment losses, the changes in fair value of borrowings, investments and derivatives, translation losses or gains and other income. Table below shows the breakdown of the net operational income for the last three years.

(In UA millions)	2011	2010	2009
Interest income from loans	306.03	285.16	284.93
Interest income from investments and related derivatives	224.93	258.13	207.71
Income from other debt securities	5.41	6.74	7.69
Borrowing expenses	(204.66)	(176.78)	(233.04)
Net interest income	331.71	373.25	267.29
Provision for impairment on loans (principal and charges)	(17.68)	(26.76)	(11.29)
Provision for impairment on investments	6.23	17.68	1.07
Realized and unrealised fair value gains/(losses) (Borrowings, investments and derivatives)	(59.12)	(79.85)	12.33
Translation (losses)/gains	(27.94)	4.86	19.63
Other income	13.35	6.48	10.64
Net Operational Income	246.55	295.66	299.67

FY 2011 vs. FY 2010

          Net operational income decreased by UA 49.11 million from UA 295.66 million in 2010 to UA 246.55 million in 2011.

          Net interest income decreased by UA 41.54 million in 2011 as compared to 2010. Interest income on loans increased by UA 20.87 million in 2011 compared to 2010. The Bank also earned income of UA 5.41 million (2010: UA 6.74 million) on investments in debt instruments issued by entities in its regional member countries. Investment income decreased during the year due to the low interest rates. Borrowing expenses increased by UA 27.88 million as a result of a combination of increased borrowings and increase in average cost of borrowings for some currencies.

          During the year, there was a write back of impairment on investments of UA 6.23 million compared to a write-back of UA 17.68 million in 2010. Other items that affected income in 2011 included: a) provision for impairment on loans and charges receivable of UA 17.68 million compared to UA 26.76 million in 2010; b) realized and unrealised losses on investment portfolio, borrowings and derivatives amounting to UA 59.12 million compared to realized and unrealised losses of UA 79.85 million in 2010; and c) translation losses of UA 27.94 million in 2011 compared to translation gains of UA 4.86 million in 2010. The Bank had other miscellaneous income of UA 13.35 million in 2011 compared to an income of UA 6.48 million in 2010.

FY 2010 vs. FY 2009

          Net operational income decreased by UA 4.01 million from UA 299.67 million in 2009 to UA 295.66 million in 2010.

          Net interest income increased by UA 105.96 million in 2010 as compared to 2009. Loan income also increased marginally by UA 0.23 million in 2010 compared to 2009. The Bank also earned income of UA 6.74 million (2009: UA 7.69 million) on investments in debt instruments issued by entities in its regional member countries. Interest income on investment increased by UA 50.42 million, or 24.27% during the year. Borrowing expenses decreased by UA 56.26 million as a result of lower interest rates during the year.

          During the year, there was a write back of impairment on held to maturity and equity investments of UA 17.68 million compared to a write-back of UA 1.07 million in 2009. Other items that affected income in 2010 included: a) provision for impairment on loans and charges receivable of UA 26.76 million compared to UA 11.29 million in 2009; b) realized and unrealised losses on the investment portfolio, borrowings and derivatives amounting to UA 79.85 million compared to realized and unrealised gains of UA 12.33 million in 2009; and c) translation gains of UA 4.86 million in 2010 compared to translation gains of UA 19.63 million in 2009. The Bank had other miscellaneous income of UA 6.48 million in 2010 compared to an income of UA 10.64 million in 2009.

Non-interest expenses

          Non-interest expenses include the administrative expenses, provisions for the depreciation of property, equipment, intangible assets and other sundry expenses. Total administrative expenses relate to the expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula. Table below shows the breakdown of the net non-interest expenses for the last three years.

(In UA Thousands)	2011	2010	2009
Personnel Expenses	180,140	178,975	170,632
Other expenses	59,073	60,448	50,876
Total Administrative Expenses	239,213	239,423	221,508
Reimbursable by ADF	(159,326)	(163,960)	(157,649)
Reimbursable by NTF	(389)	(467)	(802)
Net Administrative Expenses	79,498	74,996	63,057
Depreciation – Property, equipment and intangible assets	4,464	4,591	4,679
Sundry (income)/expenses	(1,926)	2,414	774
Net non-interest expense	82,036	82,001	68,510

FY 2011 vs. FY 2010

          Net non-interest expenses which mainly consist of personnel expenses increased slightly from UA 82 million in 2010 to UA 82.04 million in 2011. Total administrative expenses, including expenses reimbursable by the ADF and NTF and excluding depreciation and sundry expenses, were at the same level of UA 239 million between 2010 and 2011. The Bank’s share of the total administrative expenses increased by UA 4.50 million, or 6%, from UA 75.00 million in 2010 to UA 79.5 million in 2011.

FY 2010 vs. FY 2009

          Net non-interest expenses which mainly consist of personnel expenses increased from UA 68.51 million in 2009 to UA 82 million in 2010. Total administrative expenses, including expenses reimbursable by the ADF and NTF and excluding depreciation and sundry expenses, increased by

8% from UA 221.51 million in 2009 to UA 239.42 million in 2010. The Bank’s share of the total administrative expenses increased by UA 11.94 million, or 19%, from UA 63.06 million in 2009 to UA 75 million in 2010.

Financial Condition

          Loan disbursements for the year ended 31 December 2011 amounted to UA 1,868.79 million, which is 39.5% more than the amount of UA 1,339.85 million made during the year ended 31 December 2010. (The high disbursement level in 2009 was as a result of the Bank’s response to the global economic and financial crisis through counter-cyclical lending. Loan disbursements in 2009 amounted to UA 2,355.29 million.) In 2011, loan repayment amounted to UA 617.21 million compared to UA 568.64 million in 2010 and UA 718.82 million in 2009.

          The Bank’s reserves decreased by UA 91.1 million during the year from UA 2,627.28 million as at 31 December 2010 to UA 2,536.18 million as at 31 December 2011. Net income after distributions approved by the Board of Governors was UA 51.51million compared to UA 67.29 million in 2010. Distributions approved by the Board of Governors charged to income in 2011 was UA 113 million compared to UA 146.37 million in 2010.

REPORT OF THE EXTERNAL AUDITORS AND ADB FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2011, 2010, 2009 and 2008

Chapter 5   African Development Bank

KPMG Audit	Téléphone :	+33 (0)1 55 68 68 68
1, cours Valmy	Télécopie :	+33 (0)1 55 68 73 00
92923 Paris La Défense Cedex	Site internet :	www.kpmg.fr
France

African Development Bank
Temporary Relocation Agency 15, Avenue du Ghana 1002 Tunis Belvédère Tunisia

Independent Auditor’s Report to the Board of Governors of the African Development Bank
Year ended 31 December 2011

We have audited the accompanying financial statements of the African Development Bank (‘‘the Bank’’) which comprise the balance sheet as at 31 December 2011 and the income statement, the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes as set out in notes A to V.

The financial statements have been prepared under the accounting policies set out therein, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement establishing the Bank. This report is made solely to the Bank’s Board of Governors, as a body, in accordance with Article 32(d) of the Agreement establishing the Bank. Our audit work has been undertaken so that we might state to the Bank’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and the Bank’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Agreement establishing the Bank. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

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	Société anonyme d’expertise	KPMG S.A.
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African Development Bank   Chapter 5

African Development Bank
Independent Auditor’s Report to the Board of Governors
of the African Development Bank

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Bank as at 31 December 2011, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Paris La Défense, 21st March 2012

KPMG Audit
A division of KPMG S. A.

Pascal Brouard
Partner

KPMG Audit	Téléphone:	+33 (0)1 55 68 68 68
1, cours Valmy	Télécopie:	+33 (0)1 55 68 73 00
92923 Paris La Défense Cedex	Site internet:	www.kpmg.fr
France

African Development Bank
Temporary Relocation Agency
15, Avenue du Ghana
1002 Tunis Belvédère
Tunisia

Independent Auditor’s Report to the Board of Governors of the African Development Bank
Year ended 31 December 2010

We have audited the accompanying financial statements of the African Development Bank (“the Bank”) which comprise the balance sheet as at 31 December 2010 and the income statement, the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes as set out in notes A to W.

The financial statements have been prepared under the accounting policies set out therein, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement establishing the Bank. This report is made solely to the Bank’s Board of Governors, as a body, in accordance with Article 32(d) of the Agreement establishing the Bank. Our audit work has been undertaken so that we might state to the Bank’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and the Bank’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Agreement establishing the Bank. This responsibility include: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements,

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African Development Bank
Independent Auditor’s Report to the Board of Governors of the African Development Bank

whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Bank as at 31 December 2010, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Paris La Défense, 30 March 2011

KPMG Audit
A division of KPMG S.A.

Pascal Brouard Partner

KPMG Audit	Téléphone:	+33 (0)1 55 68 68 68
1, cours Valmy	Télécopie:	+33 (0)1 55 68 73 00
92923 Paris La Défense Cedex	Site internet:	www.kpmg.fr
France

African Development Bank
Temporary Relocation Agency
15, Avenue du Ghana
1002 Tunis Belvédère
Tunisia

Independent Auditor’s Report to the Board of Governors of the African Development Bank
Year ended 31 December 2009

We have audited the accompanying financial statements of the African Development Bank (“the Bank”) which comprise the balance sheet as at 31 December 2009 and the income statement, the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes as set out in notes A to W.

The financial statements have been prepared under the accounting policies set out therein, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement establishing the Bank. This report is made solely to the Bank’s Board of Governors, as a body, in accordance with Article 32(d) of the Agreement establishing the Bank. Our audit work has been undertaken so that we might state to the Bank’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and the Bank’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Agreement establishing the Bank. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair

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comptes à directoire et conseil
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Inscrite au Tableau de l’ordre
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et à la Compagnie des
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Siège social : KPMG S.A. Immeuble le Palatin 3, cours du Triangle 92939 Paris La Défense Cedex Capital : 5 497 100€ Code APE 8920Z 775726417 R.C.S. Nanterre TVA Union Européenne FR 77 775 726 417

African Development Bank
Independent Auditor’s Report to the Board of Governors of the African Development Bank

presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Bank as at 31 December 2009, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Paris La Défense, 24th March 2010

KPMG Audit
A division of KPMG S.A.

Pascal Brouard Partner

KPMG Audit	Téléphone:	+33 (0)1 55 68 68 68
1, cours Valmy	Télécopie:	+33 (0)1 55 68 73 00
92923 Paris La Défense Cedex	Site internet:	www.kpmg.fr
France

African Development Bank
Temporary Relocation Agency
15, Avenue du Ghana
1002 Tunis Belvédère
Tunisie

Independent Auditor’s Report to the Board of Governors of the African Development Bank
Year ended 31 December 2008

We have audited the accompanying financial statements of the African Development Bank (“the Bank”) which comprise the balance sheet as at 31 December 2008 and the income statement, the statement of recognized income and expense and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes as set out in notes A to W.

The financial statements have been prepared under the accounting policies set out therein, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement establishing the Bank. This report is made solely to the Bank’s Board of Governors, as a body, in accordance with Article 32(d) of the Agreement establishing the Bank. Our audit work has been undertaken so that we might state to the Bank’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and the Bank’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Agreement Establishing the Bank. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the pur-

	Société anonyme d’expertise	Siège social:
	comptable - commissariat aux	KPMG S.A.
	comptes à directoire et conseil	Immeuble le Palatin
	de surveillance.	3, cours du Triangle
	Inscrite au Tableau de l’ordre	92939 Paris La Défense Cedex
	à Paris sous le n° 14-30080101	Capital : 5 497 100€
	et à la Compagnie des	Code APE 741 C
	Commissaires aux Comptes	775726417 R.C.S. Nanterre
KPMG S.A. cabinet français membre de KPMG International.	de Versailles.	TVA Union Européenne
une coopérative de droit suisse.		FR 77 775 726 417

African Development Bank
Independent Auditor’s Report to the Board of Governors of the African Development Bank

pose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Bank as at 31 December 2008, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Paris La Défense, 31st March 2009

KPMG Audit
A division of KPMG S.A.

Pascal Brouard Partner

AFRICAN DEVELOPMENT BANK
BALANCE SHEET ASSETS
For the years ended 31 December, 2011, 2010, 2009, and 2008
(Expressed in Thousands of UA & US Note B)

A S S E T S	2011		2010		2009		2008

	UA	USD	UA	USD	UA	USD	UA	USD
CASH	344,156	528,372	395,717	609,416	318,828	499,823	592,644	912,832
DEMAND OBLIGATIONS	3,801	5,836	3,801	5,854	3,801	5,959	3,801	5,855
TREASURY INVESTMENTS (Note F)	7,590,469	11,653,419	7,433,528	11,447,856	7,412,248	11,620,107	4,575,756	7,047,900
DERIVATIVE ASSETS (Note G)	1,696,681	2,604,863	1,421,480	2,189,122	764,007	1,197,726	736,091	1,133,779

NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT
OF CAPITAL (Note H)	3,044	4,673	4,625	7,123	8,188	12,836	11,861	18,269
ACCOUNTS RECEIVABLE
Accrued income and charges receivable on loans (Note I)	193,123	296,496	178,236	274,489	168,592	264,300	336,466	518,248
Other accounts receivable	721,727	1,108,046	1,163,422	1,791,705	755,567	1,184,495	312,549	481,410
	914,850	1,404,542	1,341,658	2,066,194	924,159	1,448,795	649,015	999,658
DEVELOPMENT FINANCING ACTIVITIES
Loans, net (Notes D & I)	9,255,493	14,209,681	8,178,797	12,595,593	7,436,278	11,657,779	5,731,972	8,828,784
Hedged loans- fair value adjustment (Note G)	49,871	76,566	-	-	-	-	-	-
Equity participations	309,762	475,568	272,241	419,259	234,478	367,589	188,781	290,774
Other debt securities (Note K)	79,990	122,806	79,752	122,820	70,810	111,008	68,797	105,966
	9,695,116	14,884,621	8,530,790	13,137,673	7,741,566	12,136,376	5,989,550	9,225,524
OTHER ASSETS
Property, equipment and intangible assets (Note L)	12,628	19,387	11,990	18,465	11,243	17,626	11,731	18,069
Miscellaneous	709	1,089	704	1,084	647	1,014	498	767
	13,337	20,476	12,694	19,549	11,890	18,640	12,229	18,836
TOTAL ASSETS	20,261,454	31,106,802	19,144,293	29,482,786	17,184,687	26,940,262	12,570,947	19,362,653

The accompanying notes to the financial statements form part of this statement

AFRICAN DEVELOPMENT BANK
BALANCE SHEET
LIABILITIES RESERVES AND CAPITAL

For the years ended 31 December 2011, 2010, 2009 and 2008

(Expressed in Thousands of UA & US$ - Note B)

LIABILITIES & EQUITY	2011		2010		2009		2008
	UA	US$	UA	US$	UA	US$	UA	US$
ACCOUNTS PAYABLE
Accrued financial charges	435,915	669,247	423,492	652,190	404,477	634,095	398,733	614,157
Other accounts payable	1,538,770	2,362,427	1,591,552	2,451,038	981,202	1,538,221	444,389	684,479
	1,974,685	3,031,675	2,015,044	3,103,228	1,385,679	2,172,315	843,122	1,298,636

DERIVATIVE LIABILITIES (Note G)	502,289	771,149	328,296	505,586	477,118	747,973	360,299	554,958

BORROWINGS (Note M)	12,902,957	19,809,523	11,980,566	18,450,431	10,580,640	16,587,164	6,707,278	10,331,019

EQUITY (Note N)
Capital
Subscriptions paid	2,505,975	3,847,348	2,355,677	3,627,813	2,350,257	3,684,474	2,345,804	3,613,172
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(160,633)	(246,615)	(162,572)	(250,366)	(161,970)	(253,919)	(161,028)	(248,027)
Subscriptions paid (net of CEAS)	2,345,342	3,600,733	2,193,105	3,377,447	2,188,287	3,430,556	2,184,776	3,365,145

Reserves	2,536,181	3,893,723	2,627,282	4,046,093	2,552,963	4,002,255	2,475,472	3,812,895
Total equity	4,881,523	7,494,456	4,820,387	7,423,541	4,741,250	7,432,810	4,660,248	7,178,040

TOTAL LIABILITIES & EQUITY	20,261,454	31,106,802	19,144,293	29,482,786	17,184,687	26,940,262	12,570,947	19,362,653

The accompanying notes to the financial statements form part of this Statement.

INCOME STATEMENT
For the years ended 31 December 2011, 2010, 2009 and 2008

(Expressed in Thousands in UA & US$ - Note B)

	2011		2010		2009		2008
	UA	US$	UA	US$	UA	US$	UA	US$
OPERATIONAL INCOME & EXPENSES
Income from:
Income from loans (Note O)	314,923	483,492	293,359	451,782	288,239	451,869	352,277	542,601
Income from investments and related derivatives (Note O)	168,850	259,230	219,219	337,604	222,955	349,524	202,884	312,496
Other debt securities	5,409	8,304	6,737	10,375	7,684	12,046	9,288	14,306
Total income from loans and investments	489,182	751,026	519,315	799,761	518,878	813,440	564,449	869,404
Borrowing expenses (Note P)
Interest and amortised issuance costs	(316,823)	(486,409)	(303,041)	(466,692)	(306,321)	(480,216)	(251,827)	(387,882)
Net interest on borrowing-related derivatives	112,160	172,196	126,265	194,452	73,284	114,887	(65,788)	(101,331)
Unrealised gain/(loss) on fair-valued borrowings and related derivatives	(13,002)	(19,962)	(27,611)	(42,522)	17,380	27,246	12,431	19,147
Unrealised gain/(loss) on derivatives on non fair-valued borrowings and others	9,963	15,296	(13,328)	(20,526)	(20,303)	(31,829)	(16,677)	(25,687)
Provision for impairment (Note I)
Loan principal	(3,296)	(5,060)	(10,643)	(16,391)	(276)	(433)	101,479	156,305
Loan charges	(14,381)	(22,079)	(16,117)	(24,821)	(11,009)	17,259	61,798	95,186
Provision for impairment on equity investments (Note J)	(152)	(233)	(898)	(1,383)	(2,324)	(3,643)	(18,456)	(28,427)
Provision for impairment on investments	6,385	9,803	18,578	28,611	3,389	5,313	(38,134)	(58,737)
Translation (losses)/gains	(27,945)	(42,903)	4,865	7,492	19,634	30,780	(9,167)	(14,120)
Other income / (loss)	4,457	6,843	(1,725)	(2,657)	7,338	11,504	18,647	28,721
Net operational income	246,548	378,518	295,660	455,325	299,670	469,790	358,755	552,580
OTHER EXPENSES
Administrative expenses (Note Q)	(79,498)	(122,051)	(74,996)	(115,496)	(63,057)	(98,854)	(46,783)	(72,058)
Depreciation - Property, equipment and intangible assets (Note L)	(4,464)	(6,853)	(4,591)	(7,070)	(4,679)	(7,335)	(5,201)	(8,011)
Sundry (expenses)/gains	1,926	2,957	(2,414)	(3,718)	(774)	(1,213)	(2,110)	(3,250)
Total other expenses	(82,036)	(125,947)	(82,001)	(126,284)	(68,510)	(107,402)	(54,094)	(83,319)
Income before distributions approved by the Board of Governors	164,512	252,570	213,659	329,041	231,160	362,387	304,661	469,260
Transfers of income approved by the Board of Governors (Note N)	(113,000)	(173,485)	(146,366)	(225,408)	(162,680)	(255,032)	(257,300)	(396,311)
NET INCOME FOR THE YEAR	51,512	79,085	67,293	103,633	68,480	107,355	47,361	72,949

The accompanying notes to the financial statements form part of this Statement.

STATEMENT OF COMPREHENSIVE INCOME

For the years ended 31 December 2011, 2010, 2009 and 2008

(UA thousands – Note B)

	2011		2010		2009		2008
	UA	US$	UA	US$	UA	US$	UA	US$
Net gains/(losses) on available for-sale-investments taken to equity	-	-	7,594	11,695	(18,763)	(29,415)	(18,175)	(27,994)
Net losses on financial assets at fair value through Other Comprehensive Income	(37,203)	(57,117)	-	-	-	-	-	-
Actuarial losses on defined benefit plans	(89,926)	(138,061)	(568)	(875)	27,774	43,541	(85,512)	(131,712)
Unrealized loss on fair-valued borrowings arising from “own credit”	(63,509)	(97,503)	-	-	-	-	-	-
Total other comprehensive income	(190,638)	(292,681)	7,026	10,820	9,011	14,126	(103,687)	(159,706)
Net income for the year	51,512	79,085	67,293	103,633	68,480	107,355	47,361	72,949
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	(139,126)	(213,596)	74,319	114,453	77,491	121,482	(56,326)	(86,757)

The accompanying notes to the financial statements form part of this Statement.

STATEMENT OF CHANGES IN EQUITY
FOR THE YEARS ENDED 31 DECEMBER 2011, 2010, 2009 and 2008
(UA thousands - Note B)

			Reserves

	Capital Subscriptions Paid	Cumulative Exchange Adjustment on Subscriptions	Retained Earnings	Net Losses/(Gains) on Available-For- Sale Investments	Net losses on Financial Assets at Fair value Through Other Comprehensive Income	Unrealized Loss on Fair-Valued Borrowings Arising from “Own Credit”	Total Equity

Balance at 1 January 2008	2,336,457	(160,075)	2,498,288	33,510	-	-	4,708,180

Net income for the year	-	-	47,361	-	-	-	47,361
Other comprehensive income
Net loss on available-for-sale investments taken to equity	-	-	-	(18,175)	-	-	(18,175)
Actuarial losses on defined benefit plans	-	-	(85,512)	-	-	-	(85,512)

Total other comprehensive income	-	-	(85,512)	(18,175)	-	-	(103,687)

Net increase in paid up capital	9,347	-	-	-	-	-	9,347
Net conversion losses on new subscriptions	-	(953)	-	-	-	-	(953)

Balance at 31 December 2008 and 1 January 2009	2,345,804	(161,028)	2,460,137	15,335	-	-	4,660,248

Net income for the year	-	-	68,480	-	-	-	68,480
Other comprehensive income
Net losses on available-for-sale investments taken to equity	-	-	-	(18,763)	-	-	(18,763)
Actuarial gains on defined benefit plans	-	-	27,774	-	-	-	27,774

Total other comprehensive income	-	-	27,774	(18,763)	-	-	9,011

Net increase in paid-up capital	4,453	-	-	-	-	-	4,453
Net conversion losses on new subscriptions	-	(942)	-	-	-	-	(942)

Balance at 31 December 2009 and 1 January 2010	2,350,257	(161,970)	2,556,391	(3,428)	-	-	4,741,250

Net income for the year	-	-	67,293	-	-	-	67,293
Other comprehensive income
Net gains on available-for-sale investments taken to equity	-	-	-	7,594	-	-	7,594
Actuarial losses on defined benefit plans	-	-	(568)	-	-	-	(568)

Total other comprehensive income	-	-	(568)	7,594	-	-	7,026

Net increase in paid-up capital	5,420	-	-	-	-	-	5,420
Net conversion losses on new subscriptions	-	(602)	-	-	-	-	(602)

Balance at 31 December 2010 and 1 January 2011	2,355,677	(162,572)	2,623,116	4,166	-	-	4,820,387

Effect of change in accounting policy for classification and measurement of financial assets (Note C)	-	-	52,191	(4,166)	-	-	48,025

Adjusted balance at 1 January 2011	2,355,677	(162,572)	2,675,307	-	-	-	4,868,412
Net income for the year	-	-	51,512	-	-	-	51,512
Other comprehensive income
Net losses on financial assets at fair value through other comprehensive income	-	-	-	-	(37,203)	-	(37,203)
Unrealized loss on fair-valued borrowings arising from “own credit”	-	-	-	-	-	(63,509)	(63,509)
Actuarial losses on defined benefit plans	-	-	(89,926)	-	-	-	(89,926)

Total other comprehensive income	-	-	(89,926)	-	(37,203)	(63,509)	(190,638)

Net increase in paid-up capital	150,298	-	-	-	-	-	150,298
Net conversion gains on new subscriptions	-	1,939	-	-	-	-	1,939

Balance at 31 December 2011	2,505,975	(160,633)	2,636,893	-	(37,203)	(63,509)	4,881,523

The accompanying notes to the financial statements form part of this statement.
UA/USD exchange rates at end of respective years:
2011: 1.53527; 2010: 1.54003 ; 2009: 1.56769; 2008: 1.54027;2007:1.58025

STATEMENT OF CASH FLOWS
For the years ended 31 December, 2011, 2010, 2009, and 2008
(Expressed in Thousands of UA & US$ - Note B)

	2011		2010		2009		2008
	UA	US$	UA	US$	UA	US$	UA	US$
CASH FLOWS FROM
Operating activities:
Net income	51,512	79,085	67,293	103,633	68,480	107,355	47,361	72,949
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,464	6,853	4,591	7,070	4,679	7,335	5,201	8,011
Provision for impairment on loan principal and charges	17,677	27,139	26,760	41,211	11,287	17,695	(163,277)	(251,491)
Unrealised (gains)/losses on investments and related derivatives	24,990	38,366	18,304	28,189	15,689	24,595	5,221	8,042
Amortisation of discount or premium treasury investments at amortised cost	(13,319)	(20,448)	(22,168)	(34,139)	(6,658)	(10,438)	(2,389)	(3,680)
Amortisation of borrowing issuance costs	(7,095)	(10,893)	(11,906)	(18,336)	541	848	2,805	4,320
Unrealised (gains)/losses on fair valued borrowings and derivatives	3,039	4,666	40,939	63,047	2,923	4,582	4,246	6,540
Provision for impairment on equity investments and treasury investments	(6,233)	(9,569)	(17,680)	(27,228)	(1,065)	(1,670)	56,590	87,163
Translation losses/(gains)	27,945	42,903	(4,865)	(7,492)	(19,634)	(30,780)	9,167	14,120
Share of profits in associate	436	669	421	648	(227)	(356)	(36)	(55,450)
Net movement in derivatives	(152,415)	(233,998)	(176,281)	(271,478)	(77,560)	(121,590)	(2,145)	(3,304)
Changes in accrued income on loans	(30,627)	(47,021)	(26,374)	(40,617)	159,099	249,418	10,551	16,251
Changes in accrued financial charges	12,981	19,929	19,703	30,343	6,345	9,947	(21,621)	(33,302)
Changes in other receivables and payables	7,347	11,280	175,535	270,329	89,407	140,162	140,352	216,180
Net cash provided by operating activities	245,532	376,958	94,272	145,182	253,306	397,105	92,026	141,745

Investing, lending and development activities:
Disbursements on loans	(1,868,787)	(2,869,093)	(1,339,846)	(2,063,403)	(2,352,287)	(3,687,657)	(727,534)	(1,120,599)
Repayments of loans	617,215	947,592	568,638	875,720	718,818	1,126,884	496,690	765,037
Investments maturing after 3 months of acquisition:
Investments at amortised cost	32,806	50,366	(112,527)	(173,295)	(362,180)	(567,786)	(145,510)	(224,125)
Investments at fair value through profit or loss	15,387	23,623	(13,098)	(20,171)	(2,029,748)	(3,182,016)	536,767	826,766
Other debt securities							-	-
Changes in other assets	(5,106)	(7,839)	(5,394)	(8,307)	(4,339)	(6,802)	(2,400)	(3,697)
Equity participations movement	(53,067)	(81,472)	(24,158)	(37,204)	(51,240)	(80,328)	(36,693)	(56,517)
Net cash (used in)/provided by investing, lending and development activities	(1,261,552)	(1,936,823)	(926,385)	(1,426,661)	(4,080,976)	(6,397,705)	121,320	186,866

	2011		2010		2009		2008
	UA	US$	UA	US$	UA	US$	UA	US$
Financing activities:
New issues on borrowings	3,559,293	5,464,476	2,815,211	4,335,509	5,143,378	8,063,222	1,282,826	1,975,898
Repayments on borrowings	(2,460,541)	(3,777,595)	(2,054,200)	(3,163,530)	(1,241,531)	(1,946,336)	(1,164,877)	(1,794,225)
Net cash from capital subscriptions	153,818	236,152	8,381	12,907	7,185	11,264	12,064	18,582
Net cash provided by financing activities	1,252,570	1,923,033	769,392	1,184,887	3,909,032	6,128,150	130,013	200,255
Effect of exchange rate changes on cash and cash equivalents	(92,349)	(141,919)	14,285	21,999	(5,126)	(8,036)	(17,613)	(27,129)
Increase/(decrease) in cash and cash equivalents	144,201	221,387	(48,436)	(74,593)	76,236	119,514	325,746	501,737
Cash and cash equivalents at the beginning of the year	1,439,382	2,209,840	1,487,818	(2,291,284)	1,411,582	2,212,923	1,085,836	1,672,481
Cash and cash equivalents at the end of the year	1,583,583	2,431,227	1,439,382	(2,216,691)	1,487,818	2,332,437	1,411,582	2,174,217
Composed of:
Investments maturing within 3 months of acquisition:
Investments at amortised cost	-	-	-	-	105,554	165,476	-	-
Investments at fair value through profit or loss	1,239,427	1,902,855	1,043,665	1,607,275	1,063,436	1,667,138	818,938	1,261,386
Cash	344,156	528,372	395,717	609,416	318,828	499,823	592,644	912,832
Cash and cash equivalents at the end of the year	1,583,583	2,431,227	1,439,382	2,216,691	1,487,818	2,332,437	1,411,582	2,174,217
Supplementary disclosure:
Movement resulting from exchange rates:
Loans	161,386	247,771	21,279	32,770	(82,657)	(129,581)	(116,054)	(178,754)
Borrowings	(248,179)	(381,022)	680,945	1,048,676	201,269	315,527	231,589	356,710
Currency swaps	50,735	77,892	(723,003)	(1,113,446)	(104,851)	(164,374)	(148,558)	228,819

The accompanying notes to the financial statements form part of this Statement.

NOTES TO THE FINANCIAL STATEMENTS YEAR ENDED DECEMBER 31, 2011

NOTE A – OPERATIONS AND AFFILIATED ORGANIZATIONS

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank’s headquarters is located in Abidjan, Cote d’Ivoire. However, since February 2003, the Bank has managed its operations largely from its temporary relocation facilities in Tunis, Tunisia. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. The ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank’s regional members, to promote cooperation and increased international trade particularly among the Bank’s members, and to provide financing on concessional terms for such purposes.

In accordance with Article 57 of the Agreement Establishing the Bank, the Bank, its property, other assets, income and its operations and transactions shall be exempt from all taxation and customs duties. The Bank is also exempt from any obligation to pay, withhold or collect any tax or duty.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Bank’s financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The significant accounting policies employed by the Bank are summarized below.

Revenue Recognition
Interest income is accrued and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset’s net carrying amount.

Income from investments includes realized and unrealized gains and losses on financial instruments measured at fair value through profit or loss.

Dividends are recognized in income statement when the Bank’s right to receive the dividends is established in accordance with IAS 18 – Revenue.

Functional and Presentation Currencies
The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21 revised, “The Effects of Changes in Foreign Exchange Rates”, the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective January 1, 2005. The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Currency Translation
Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at December 31, 2011 and 2010 are reported in Note V-1. Non-monetary assets and liabilities are translated into UA at historical rates. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscriptions is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS). This is composed of the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Member Countries’ Subscriptions
Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members are independent African and non-African countries, and that the purpose of the Bank is to contribute to the sustainable economic development and social progress of its regional member countries individually and jointly. Accordingly, as of December 31, 2011, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member’s shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as “the termination date”. The Bank may partially or fully offset amounts due for shares purchased against the member’s liabilities on loans and guarantees due to the Bank. The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

Were a member to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank’s financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members’ callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

Employee Benefits

1) Pension Obligations
The Bank operates a contributory defined benefit pension plan for its employees. The Staff Retirement Plan (SRP) provides benefit payments to participants upon retirement. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. An actuarial valuation of the cost of providing benefits for the SRP is determined using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments. Actuarial gains and losses are recognized immediately in other comprehensive income in the year they occur. Past service cost is recognized immediately to the extent that benefits are already vested, otherwise, amortized on a straight-line basis over the average period until the benefits become vested. The pension liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank’s defined benefit obligations, net of the fair value of plan assets and unrecognized actuarial gains and losses.

2) Post-Employment Medical Benefits
The Bank operates a contributory defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee contributing to the Plan up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the income statement. The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members. Actuarial gains and losses are recognized immediately in other comprehensive income in the year they occur. The medical plan liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank’s post-employment medical benefit obligations, net of the fair value of plan assets and unrecognized actuarial gains and losses.

Financial Instruments
Financial assets and financial liabilities are recognized on the Bank’s balance sheet when the Bank assumes related contractual rights or obligations.

1) Financial Assets
Following the adoption of phase 1 of IFRS 9 on January 1, 2011, the Bank revised the classification of its financial assets into the following categories: financial assets at amortized cost; financial assets at fair value through profit or loss (FVTPL); and financial assets at fair value through other comprehensive income (FVTOCI). These classifications are determined based on the Bank’s business model. In accordance with the Bank’s business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. Management determines the classification of its financial assets at initial recognition.

i)	Financial Assets at Amortized cost

A financial asset is classified as at ‘amortized cost’ only if the asset meets the objective of the Bank’s business model to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in debt investment are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

If either of the two criteria above is not met, the financial asset is classified as at ‘fair value through profit or loss’.

Financial assets at amortized cost include loans and receivables on amounts advanced to borrowers and certain debt investments that meet the criteria of financial assets at amortized cost. Receivables comprise demand obligations, accrued income and receivables from loans and investments and other sundry amounts. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Bank provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are carried at amortized cost using the effective interest method.

Loan origination fees are deferred and recognized over the life of the related loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred; as such amounts are considered insignificant. The amortization of loan origination fee is included in income from loans.

Investments classified as financial assets at amortized cost include investments that are non-derivative financial assets with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method.

ii)	Financial Assets at Fair Value through Profit or Loss (FVTPL)

Financial assets that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes. Gains and losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at fair value through profit or loss.

In addition, debt instruments that meet amortized cost criteria can be designated and measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

iii)	Financial Assets at Fair Value through Other Comprehensive Income (FVTOCI)

On initial recognition, the Bank can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments not held for trading as financial assets measured at FVTOCI.

Equity investments are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income. The cumulative gains or losses are not reclassified to profit or loss on disposal of the investments.

The Bank has designated all investments in equity instruments that are not held for trading as assets measured at FVTOCI on initial application of IFRS 9.

Purchases and sales of financial assets are recognized or derecognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

Securities purchased under resale agreements and securities sold under repurchase agreements are reported at market rates. The Bank receives securities purchased under resale agreements, monitors their fair value and if necessary may require additional collateral.

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

Prior to January 1, 2011, the Bank classified its financial assets in the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. Management determined the classification of its financial assets at initial recognition on the following basis:

i)	Financial Assets at Fair Value through Profit or Loss

All trading assets were carried at fair value through the income statement and gains and losses were reported in the income statement in the period in which they arose. Investments in the trading portfolio were acquired principally for the purpose of selling in the short term. Derivatives were also categorized as held-for-trading.

ii)	Loans and Receivables

The Bank classified demand obligations, accrued income and receivables from loans and investments and other sundry amounts as receivables. Loans and receivables were non-derivative financial assets with fixed or determinable payments that were not quoted in an active market. They arose when the Bank provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables were carried at amortized cost using the effective interest method.

Loan origination fees were deferred and recognized over the life of the related loan as an adjustment of yield. However, incremental direct costs associated with originating loans were expensed as incurred, as such amounts were considered insignificant. The amortization of loan origination fee was included in income from loans.

iii)	Held-to-Maturity Investments

The Bank classified its investments in certain debt securities as held-to-maturity. Held-to-maturity investments were non-derivative financial assets with fixed or determinable payments and fixed maturities that the Bank’s management had the intent and ability to hold to maturity. Held-to-maturity investments were carried and subsequently measured at amortized cost using the effective interest method.

iv)	Available-for-Sale Financial Assets

The Bank classified equity investments over which it did not have control or significant influence as available-for-sale. Available-for-sale investments were those intended to be held for an indefinite period of time, and may or may not be sold in the future. Gains and losses arising from changes in the fair value of available-for-sale financial assets were recognized directly in other comprehensive income, until the financial asset was derecognized or impaired at which time the cumulative gain or loss previously recognized in other comprehensive income was recognized in profit or loss.

2)	Financial Liabilities

i)	Borrowings

In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity management purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank’s borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding.

In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks.

The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank’s risk management policies and practices are contained in Note D to these financial statements. Certain of the Bank’s borrowings obtained prior to 1990, from the governments of certain member countries of the Bank, are interest-free loans. In accordance with the provisions of the amendments resulting from the improvements to IFRS issued in May 2008 relating to the revised IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance, such borrowings are carried at the amounts at which they are repayable on their due dates.

ii)	Financial Liabilities at Fair Value through Profit or Loss

This category has two sub-categories: financial liabilities held for trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

In accordance with IFRS 9, fair value changes for financial liabilities that are designated as at fair value through profit or loss, that is attributable to changes in the Bank’s “own credit” risk is recognized in other comprehensive income. Changes in fair value attributable to the Bank’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss (including changes in fair value attributable to the Bank’s “own credit” risk) was recognized in profit or loss.

iii)	Other Liabilities

All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include accrued finance charges on borrowings and other accounts payable.

Financial liabilities are derecognized when they are discharged or canceled or when they expire.

Derivatives
The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

The Bank classifies all derivatives at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement. Prior to January 1, 2011, the Bank elected not to apply hedge accounting on any qualifying hedging relationship.

Following the adoption of IFRS 9 and beginning January 1, 2011, the Bank assesses its hybrid financial assets (i.e. the combined financial asset host and embedded derivative) in its entirety to determine their classification. A hybrid financial asset is measured at amortized cost if the combined cash flows represent solely principal and interest on the outstanding principal; otherwise it is measured at fair value. The Bank did not hold any hybrid financial assets as at December 31, 2011.

Prior to January 1, 2011, derivatives embedded in other financial instruments or other non-financial host contracts were treated as separate derivatives when their risks and characteristics were not closely related to those of the host contract and the host contract was not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives were stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

Hedge Accounting
On January 1, 2011 the Bank elected to apply fair value hedge accounting to interest rate swaps contracted to hedge the interest rate risk exposure associated with its fixed rate loans. Under fair value hedge accounting, the change in the fair value of the hedging instrument and the change in the fair value of the hedged item attributable to the hedged risk are recognized in the income statement.

At inception of the hedge, the Bank documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument is highly effective in offsetting changes in fair values of the hedged item attributable to the hedged risk. Hedge accounting is discontinued when the Bank revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The cumulative fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to profit or loss from that date.

Impairment of Financial Assets

1) Assets Carried at Amortized Cost
The Bank first assesses whether objective evidence of impairment exists individually for financial assets. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, that asset is included in a group of financial assets with similar credit characteristics and collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

If the Bank determines that there is objective evidence that an impairment loss on loans and receivables or investments carried at amortized cost has been incurred, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. For sovereign-guaranteed loans, the estimated impairment representing present value losses arises from delays that may be experienced in receiving amounts due. For non-sovereign-guaranteed loans, the impairment reflects management’s best estimate of the non-collectability, in whole or in part, of amounts due as well as delays in the receipt of such amounts.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. If a loan or investment carried at amortized cost has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. Interest and charges are accrued on all loans including those in arrears. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

2) Available-for-Sale Assets
Prior to January 1, 2011, the Bank had assets classified as Available for Sale. For such assets, the Bank assessed at each balance sheet date whether there was objective evidence that a financial asset or a group of financial assets was impaired. For available-for-sale equity instruments carried at fair value, a significant or prolonged decline in the fair value of the security below its cost was considered in determining whether the assets were impaired. If any such evidence existed for available-for-sale equity instruments carried at fair value, the cumulative loss, which was measured as the difference between the acquisition cost and the fair value at the balance sheet date, net of any impairment loss previously recognized in profit or loss, was reclassified from equity to the income statement. Impairment losses recognized in the income statement on available-for-sale equity instruments carried at fair value were reversed through equity.

If there was objective evidence that an impairment loss had been incurred on an available-for-sale equity instrument that was carried at cost because its fair value could not be reliably measured, the amount of impairment loss was measured as the difference between the carrying amount of the impaired equity instrument and the present value of the estimated future cash flows discounted at the current market rate of return for a similar equity instrument. Once recognized, impairment losses on these equity instruments carried at cost were not reversed.

Following adoption of phase 1 of IFRS 9 with effect from January 1, 2011, the Bank no longer classifies its assets as available-for-sale.

Offsetting Financial Instruments
Financial assets and liabilities are offset and reported on a net basis when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Fair Value Disclosure
In liquid or active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. If the above criteria are not met, the market is regarded as being inactive. Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values. Considerable judgment is required to distinguish between active and inactive markets.

The fair values of quoted assets in active markets are based on current bid prices, while those of liabilities are based on current asking prices. For financial instruments with inactive markets or unlisted securities, the Bank establishes fair value by using valuation techniques that incorporate the maximum use of market data inputs.

These include the use of recent arm’s length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable; however, the values actually realizable in a sale might be different from the fair values disclosed.

The following three hierarchical levels are used for the determination of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e. without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

The methods and assumptions used by the Bank in estimating the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: The fair values of the Bank’s borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using LIBOR market-determined discount curves adjusted by the Bank’s credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank’s new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Bank’s best estimate of the price at which the Bank could have bought back the borrowing at the balance sheet date.

For borrowings on which the Bank has elected fair value option, fair value changes were reported in income statement. However, with effect from January 1, 2011, the portion of fair value changes on the valuation of borrowings, relating to the credit risk of the Bank is reported in Other Comprehensive Income in accordance with IFRS 9.

Equity Investments: The underlying assets of entities in which the Bank has equity investments are periodically fair valued both by fund managers and independent valuation experts using market practices. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank’s equity participations is estimated as the Bank’s percentage ownership of the net asset value of the funds.

Derivative Financial Instruments: The fair values of derivative financial instruments are based on market quotations when possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank’s financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its loans, nor does it believe there is a comparable market for its loans. The fair value of loans reported in these financial statements represents management’s best estimates of the present value of the expected cash flows of these loans. For multi-currency and single currency fixed rate loans, fair values are estimated using a discounted cash flow model based on the year end variable lending rate in that currency. The estimated fair value of loans is disclosed in Note I.

Day One Profit and Loss
The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received). A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a valuation technique that does not incorporate data solely from observable markets. The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price.

The Bank holds financial instruments, some maturing after more than ten years, where fair value is determined based on valuation models that use inputs that may not be market-observable as of the calculation date. Such financial instruments are initially recognized at the transaction price, although the value obtained from the relevant valuation model may differ. The difference between the transaction price and the model value, commonly referred to as “day one profit and loss”, is either: (a) amortized over the life of the transaction; or (b) deferred until the instrument’s fair value can be determined using market observable inputs or is realized through settlement. The financial instrument is subsequently measured at fair value, adjusted for the deferred day one profit and loss. Subsequent changes in fair value are recognized immediately in the income statement without immediate reversal of deferred day one profits and losses.

Investment in Associate
Under IAS 28, “Investments in Associates”, the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity over which the Bank has significant influence, but not controls, over the entity’s financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note J. IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The investor’s share of the profit or loss of the investee is recognized in the investor’s income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At December 31, 2011, such subscriptions cumulatively represented approximately 1 percent of the economic interest in the capital of the ADF.

Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, the revisions to IAS 28 require that the equity method be used to account for the Bank’s investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment. Cumulative losses as measured under the equity method are limited to the investment’s original cost as the ADB has not guaranteed any potential losses of the ADF.

Property and Equipment
Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

•	Buildings: 15-20 years
•	Fixtures and fittings: 6-10 years
•	Furniture and equipment: 3-7 years
•	Motor vehicles: 5 years

The residual values and useful lives of assets are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset’s carrying amount and are included in the income statement in the period of disposal.

Intangible Assets
Intangible assets include computer systems software and are stated at historical cost less amortization. Amortization on intangible assets is calculated using the straight-line method over 3-5 years.

Leases
The Bank has entered into several operating lease agreements, including those for its offices in Tunisia and in certain other regional member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also recognized on a straight-line basis over the lease term. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place.

Allocations and Distributions Approved by the Board of Governors
In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of distribution for specified uses have been met. Distributions of income for development purposes are reported as expenses on the Income Statement in the year of approval. Distributions of income for development purposes may be funded from amounts previously transferred to surplus account or from the current year’s income.

Retained Earnings
Retained earnings of the Bank consist of amounts allocated to reserves from prior years’ income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current year’s net income, and expenses recognized directly in equity as required by IFRS.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty
In the preparation of financial statements in conformity with IFRS, management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below:

1) Significant Judgments
The Bank’s accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances:

Fair Value through Profit and Loss – In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Amortized Cost for Embedded Derivatives – The Bank follows the guidance of IFRS 9 on classifying financial assets with embedded derivatives in their entirety as at amortized cost or fair value through profit or loss. In making this judgment, the Bank considers whether the cash flows of the financial asset are solely payment of principal and interest on the principal outstanding and classifies the qualifying asset accordingly without separating the derivative.

Prior to January 1, 2011, the Bank exercised judgment in classifying assets as Held for Trading, or Held to Maturity, in accordance with the guidance provided under IAS 39.

2) Significant Estimates
The Bank also uses estimates for its financial statements in the following circumstances:

Impairment Losses on Loans and Advances – At each financial statements reporting date, the Bank reviews its loan portfolios for impairment. The Bank first assesses whether objective evidence of impairment exists for individual loans. If such objective evidence exists, impairment is determined by discounting expected future cash flows using the loan’s original effective interest rate and comparing this amount to the loan’s net carrying amount. Determining the amount and timing of future cash flows on impaired loans requires significant judgment. If the Bank determines that no objective evidence of impairment exists for an individually assessed loan, that loan is included in a group of loans with similar credit characteristics and collectively assessed for impairment. Objective evidence of impairment for a group of loans may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Fair Value of Financial Instruments – The fair value of financial instruments that are not quoted in active markets is determined by using valuation techniques. Where valuation techniques (for example, models) are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments..

Retirement Benefits – The present value of retirement benefit obligations is sensitive to the actuarial and financial assumptions used, including the discount rate. At the end of each year, the Bank determines the appropriate discount rate to be used to determine the present value of estimated future pension obligations, based on interest rates of suitably long-term high-quality corporate bonds in the currencies comprising the Bank’s UA.

Impairment of Available-for-Sale Equity Investments – Prior to the adoption of IFRS 9 on January 1, 2011 the Bank determined that available-for-sale equity investments were impaired when there has been a significant or prolonged decline in fair value below the carrying amount. The determination of what is significant or prolonged required judgment. In making this judgment, the Bank evaluated any evidence of deterioration in the financial health of the investee, industry and sector performance, changes in technology, and operational and financing cash flows.

Events after the Balance Sheet date
The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves.

Reclassifications
Certain reclassifications of prior year’s amounts have been made to conform to the presentation in the current year. These reclassifications did not affect prior year’s reported result. However, in accordance with its transitional provisions, entities adopting IFRS 9 before January 1, 2012 are not required to restate prior periods’ comparatives on their financial statements. Accordingly, the Bank has not restated prior year’s comparative information in connection with the application of IFRS 9 in these financial statements.

NOTE C –	THE EFFECT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

1) Standards, Amendments and Interpretations effective after January 1, 2011 but early adopted by the Bank

IFRS 9: “Financial Instruments”
The first part of phase 1 of IFRS 9 “financial instruments” was issued in November 2009 as part of the IASB comprehensive project to replace IAS 39. The first part of phase 1 of IFRS 9 replaces those parts of IAS 39 relating to the classification and measurement of financial assets. IFRS 9 requires financial assets to be classified, based on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument, into two measurement categories: those to be measured at fair value and those to be measured at amortized cost. An instrument is measured at amortized cost only if it is a debt instrument and the objective of the entity’s business is to hold the asset to collect the contractual cash flows and the asset’s contractual cash flows represent only payments of principal and interest. All other instruments are to be measured at fair value through profit or loss. IFRS 9 also requires that all equity instruments be measured at fair value. Equity instruments that are held for trading will be measured at fair value through profit or loss while for all other equity instruments an irrevocable election can be made at initial recognition to recognize all fair value changes through other comprehensive income.

The second part of phase 1 of IFRS 9 which deals with classification and measurement of financial liabilities was issued on October 28, 2010. The new requirements address the problem of volatility in profit or loss arising from the “own credit” of an issuer choosing to measure its own debt at fair value. With the new requirements, gains and losses resulting from changes in “own credit risk” for liabilities measured at fair value are reported in “other comprehensive income” and therefore do not affect reported profit or loss.

As at December 31, 2011, the two other phases of IFRS 9 dealing with impairment of financial assets and hedge accounting had not been completed by IASB.

Although IFRS 9 is effective for annual periods beginning on or after January 1, 2015, in accordance with the option provided in the standard, the Bank early adopted phase 1 of this standard with effect from January 1, 2011 (“the date of initial application”).

In accordance with the provisions of the new standard, certain adjustments required on application of the standard have been made which had an effect on the opening balance of retained earnings. The following adjustments which resulted from the change in the classification of the Bank’s financial assets were reported in the opening balance of retained earnings of the Bank on January 1, 2011:

•

Investments in debt securities previously classified as available-for-sale are now classified as financial assets at amortized cost. In accordance with IFRS 9, the amortized cost of these investments on the transition date should be the original cost at the time the investments were acquired which was UA 97.89 million. The difference of UA 18.14 million between the cost and the carrying amount of UA 79.75 million at the date of transition (January 1, 2011) represents the cumulative mark-to-market loss previously recognized on this investment over the years. This amount was written back into retained earnings;

•

Investments in debt securities previously classified as held-to-maturity that do not meet the business model and cash flow criteria of financial assets at amortized cost were reclassified as financial assets measured at fair value through profit or loss. As a result, held-to-maturity investments with carrying value of UA 32.26 million were fair valued at UA 31.36 million and the related fair value losses amounting to UA 0.90 million were included in retained earnings as at January 1, 2011;

•

Equity investments not held for trading that were previously measured at fair value and classified as available-for-sale were designated as at fair value through other comprehensive income. Some of these investments that are not quoted were previously carried at cost in accordance with IAS 39. Under IFRS 9, all equity investments are mandatorily to be fair valued. Accordingly, the fair value gain of UA 30.79 million representing the difference between the carrying amount and the fair value of these investments on January 1, 2011 was recognized in retained earnings;

•	The net cumulative fair value gains on available-for-sale investments of UA 4.17 million held within equity as at January 1, 2011 were reclassified into retained earnings on that date.

The following table summarizes the transitional classification and measurement adjustments to the Bank’s financial assets on the date of initial application:

	Measurement category		Carrying amount (UA thousands)

Financial asset	Original (IAS 39)	New (IFRS 9)	Original (IAS 39)	New (IFRS 9)	Impact

Cash	Cash	Cash	395,717	395,717	-
Demand obligations	Demand obligations	Demand obligations	3,801	3,801	-
Treasury investments held for trading	Held-for-trading	Financial assets through profit or loss – mandatory	4,206,503	4,237,860	31,357
Treasury investments held to maturity	Held-to-maturity	Financial assets at amortized cost	3,227,025	3,194,761	(32,264)
Derivative assets	Financial assets at FVTPL: Held-for-trading	Financial assets through profit or loss – mandatory	1,421,480	1,421,480	-
Non-negotiable instruments on account of capital	Non-negotiable instruments	Non-negotiable instruments	4,625	4,625	-
Accounts receivable	Loans and receivables	Financial assets at amortized cost	1,341,658	1,341,658	-
Loans	Loans and receivables	Financial assets at amortized cost	8,178,797	8,178,797	-
Other equity participations (other than ADF)	Available-for-sale	Financial assets at FVTOCI	209,379	240,169	30,790
Other debt securities	Available-for-sale	Financial assets at amortized cost	79,752	97,894	18,142
Total			19,068,737	19,116,762	48,025

The impact of the above transitional classification and measurement adjustments on retained earnings on January 1, 2011 is summarized as follows:

(UA millions)

Reversal of accumulated MTM effect on investments previously held as AFS	18.14
Fair value losses on reclassification of investments previously held as HTM	(0.90)
Unrealized gains on unquoted equity investments now classified at fair value	30.79
48.03

Further, as a result of the adoption of IFRS 9, fair value changes during 2011 on borrowings designated at fair value through profit or loss arising from the effect of the Bank’s “own credit” amounting to UA 63.51 million were reported directly in other comprehensive income. Under IAS 39 and prior to January 1, 2011, the entire fair value gains/losses on these borrowings were recognized in profit or loss.

2) Standards and Interpretations Issued but not yet effective
At the date of issue of these financial statements, certain new and amended International Financial Reporting Standards and Interpretations are not yet effective for application, and have not been applied in preparing these financial statements. The following new standards and amendments are expected to be relevant to the Bank:

•	IFRS 12: “Disclosure of Interest in Other Entities”
IFRS 12 was issued in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 12 requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities; and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is required to be applied by an entity that has an interest in any of the following entities: subsidiaries; joint arrangements; associates; and unconsolidated structured entities. This standard requires disclosures of interests in subsidiaries and associates and also expands the disclosure requirements for unconsolidated structured entities.

The adoption of IFRS 12 is not expected to have any significant impact on the Bank’s financial position or performance as it only relates to disclosures.

•	IFRS 13: “Fair Value”
IFRS 13 was issued in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 13 defines fair value; sets out in a single IFRS a framework for measuring fair value; and requires disclosures about fair value measurements.

IFRS 13 explains how to measure fair value for financial reporting which is a market-based measurement, not an entity-specific measurement. It does not require fair value measurements in addition to those already required or permitted by other standards and is not intended to establish valuation standards or affect valuation practices outside financial reporting. However, this standard expands the concepts and principles behind fair valuation. In addition, extensive disclosures about fair value are required under IFRS 13, and in particular when an entity relies on unobservable valuation inputs under the “level 3” fair valuation hierarchy.

The adoption of IFRS 13 is not expected to have any significant impact on the Bank’s financial position or performance.

•	IAS 19 Revised: “Employee Benefits”
The amendment to IAS 19 was issued in June 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The key changes in the amended standard correspond to the elimination of the option to defer the recognition of actuarial gains and losses, known as the ‘corridor method’. Accordingly, under the amended standard, all actuarial gains and losses have to be recognized immediately in OCI. In addition, an entity is no longer able to recognize in profit or loss the long-term expected return on assets held. Finally, the amended standard requires enhanced disclosures about defined benefit plans.

The adoption of the amended IAS 19 is not expected to have any significant effect on the net income of the Bank because the Bank already recognizes all actuarial gains and losses in OCI under the option provided in the current version of IAS 19.

•	IFRS 7: “Financial Instruments: Disclosures” and IAS 32: “Financial Instruments: Presentation”
In December 2011, IASB issued new disclosure requirements in respect of the effect of offsetting arrangements on an entity’s financial position, as part of a common project with the US Financial Accounting Standards Board (FASB). The new requirements are set out in “Disclosures-Offsetting Financial Assets and Financial Liabilities” (amendment to IFRS 7), and are related to financial assets and liabilities that are offset in the statement of financial position or that are subject to master netting arrangements or similar agreements. As part of the same project, the IASB also published “Disclosures-Offsetting Financial Assets and Financial Liabilities” (amendment to IAS 32) clarifying the offsetting criteria in IAS 32 to address inconsistency in their application.

The amendments to IFRS 7 and IAS 32 are to be applied in the financial statements for the annual periods beginning on or after January 1, 2013 and annual periods beginning on or after January 1, 2014, respectively.

The Bank is still evaluating the full impact of these amendments on its financial statements.

NOTE D – RISK MANAGEMENT POLICIES AND PROCEDURES

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, and operational risk) that are incidental but nevertheless critical to the execution of its mandate.

The degree of risk the Bank is willing to assume to achieve its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank’s capital adequacy policy and its commitment to maintain a prudent risk profile consistent with the highest credit rating. During 2011, the Bank through a comprehensive exercise, re-defined its risk appetite and revised the capital adequacy policy. As part of this revision, the Bank’s rating scale was revised as explained under systematic credit risk assessment below.

The policies, processes and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The highest level of risk management oversight is assured by the Bank’s Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Bank’s risk profiles and performance to ensure compliance with the underlying policies.

The guiding principles by which the Bank manages its core and non-core risks are governed by the General Authority on the Bank’s Financial Products and Services (the FPS Authority), the General Authority on Asset Liability Management (the ALM Authority) and the Bank’s Credit Risk Management Guidelines.

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers and separate guidelines prescribe the rules governing the management of credit and operational risk for the Bank’s sovereign and non-sovereign loan, guarantee and equity investment portfolios.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank’s financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank’s interest rate risk, currency exchange rate risk, liquidity risk, counterparty credit risk and operational risk. The ALM Authority covers the Bank’s entire array of ALM activities such as debt-funding operations and investment of liquid resources, including the interest rate and currency risk management aspects of the Bank’s lending and equity investment operations.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO) and the Operations Committee (OPSCOM). The ALCO is the oversight and control organ of the Bank’s finance and risk management activities. It is the Bank’s most senior management forum on finance and risk management issues and is chaired by the Vice President for Finance. OPSCOM reviews all operational activities before they are submitted to the Board of Directors for approval.

The ALCO meets on a regular basis to perform its oversight role. Among its functions, the ALCO reviews regular and ad-hoc finance and risk management reports and projections, approves strategies to adjust the balance sheet, and confirms country and project credit risk ratings and the associated incurred loss estimates. ALCO is supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, interest rate risk, currency risk, operational risk, financial projections, and financial products and services.

Day-to-day operational responsibility for implementing the Bank’s financial and risk management policies and guidelines is delegated to the appropriate business units. The Financial Management Department is responsible for monitoring the day-to-day compliance with those policies and guidelines.

The following sections describe in detail the manner in which the individual sources of risk are managed by the Bank.

Credit Risk
Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential financial loss due to default of one or more debtors/obligors. Credit risk is the largest source of risk for the Bank arising essentially from its lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk on its public sector portfolio; (ii) non-sovereign credit risk on its portfolio of private sector, non-sovereign and enclave projects; and (iii) counterparty credit risk on its portfolio of treasury investments and derivative transactions. These risks are managed within an integrated framework of credit policies, guidelines and processes, which are described in more detail in the following sections.

The Bank’s maximum exposure to credit risk before collateral held or other credit enhancements is as follows:

(UA thousands)
Assets	2011	2010
Cash	344,156	395,717

Demand obligations	3,801	3,801

Treasury investments at amortized cost	3,227,610	3,242,765

Treasury investments at fair value	4,372,106	4,206,503

Derivative assets	1,696,681	1,421,480

Non-negotiable instruments on account of capital	3,044	4,625

Accrued income and charges receivable on loans	378,011	347,401

Other accounts receivable	748,812	1,042,232

Loans	9,373,517	8,293,004

Equity participations	359,229	339,904

Other debt securities	79,990	79,752

1)  Sovereign Credit Risk
When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, it is exposed to country risk which includes potential losses arising from a country’s inability or unwillingness to service its obligations to the Bank. The Bank manages country credit risk through its policies related to sustainable lending strategies, including individual country exposures and overall creditworthiness of the concerned country. These include the assessment of the country’s macroeconomic performance as well as its socio-political conditions and future growth prospects.

Country Exposure
The Bank’s exposures at December 31, 2011 to borrowing member countries as well as the private sector and enclave projects from its lending activities are summarized below:

(Amounts in UA thousands)
Country	N°of Loans*	Total Loans*	Unsigned Loan Amounts	Undisbursed Balances	Outstanding Balances	% of Total Outstanding Loans

Botswana	4	1,145,827	-	144,589	1,001,238	10.68

Cameroon	1	26,696	-	17,250	9,446	0.10

Cape Verde	3	48,078	-	8,428	39,650	0.42

Congo	2	16,051	-	-	16,051	0.17

Côte d’Ivoire	5	19,619	-	-	19,619	0.21

Democratic Republic of Congo	10	729,791	-	-	729,791	7.79

Egypt	16	1,768,845	97,703	768,805	902,337	9.63

Equatorial Guinea	3	61,588	-	60,947	641	0.01

Ethiopia	2	4,213	-	-	4,213	0.04

Gabon	17	680,721	256,232	211,975	212,514	2.27

Guinea	1	747	-	-	747	0.01

Mauritania	1	8,761	-	-	8,761	0.09

Mauritius	8	467,775	-	311,986	155,789	1.66

Morocco	37	2,868,000	-	896,696	1,971,304	21.03

Namibia	4	41,686	-	-	41,686	0.44

Nigeria	3	34,559	-	-	34,559	0.37

Seychelles	4	19,389	6,513	-	12,876	0.14

Somalia**	3	4,403	-	-	4,403	0.05

South Africa	7	1,897,798	-	1,333,875	563,923	6.02

Sudan** (1)	5	61,237	-	-	61,237	0.65

Swaziland	6	54,883	-	133	54,750	0.58

Tanzania	1	672	-	-	672	0.01

Tunisia	34	1,992,339	-	512,231	1,480,108	15.79

Zambia	1	348	-	-	348	-

Zimbabwe**	12	198,345	-	-	198,345	2.12

Multinational	3	33,982	-	-	33,982	0.36

Total Public Sector	193	12,186,355	360,449	4,266,915	7,558,992	80.64

Total Private Sector	91	3,401,501	552,867	1,034,109	1,814,525	19.36

Total	284	15,587,856	913,316	5,301,024	9,373,517	100.00

*	Excludes fully repaid loans and canceled loans.
**	Country in arrears as at December 31, 2011.
(1)

The outcome of the referendum conducted in South Sudan in January 2011 supported the creation of an independent state of South Sudan. After the split of the current state of Sudan into two separate nations became effective in July 2011, the number and amounts of loans shown against Sudan in this statement would be split between the emerging states, on a basis agreed upon following the ongoing negotiations between representatives of the North and South Sudan. At the end of December 2011, no decision has been taken by the states of North and South Sudan regarding the terms and conditions of such exchange.

Slight differences may occur in totals due to rounding.

Systematic Credit Risk Assessment
The foundation of the Bank’s credit risk management framework is a systematic credit risk assessment framework, through underlying models and their associated risk factors that have been optimized to ensure more predictive power of the rating parameters and to better align with international rating scales and ensure consistency with best practices. The credit risk assessment result is measured using a uniform internal 22-grade Master Scale. The Master Scale was revised in 2011 from a 10-grade to a 22-grade rating scale, optimized to provide: (i) increased granularity; (ii) better differentiation between obligors; (iii) smoother grade distribution to alleviate the current grade concentration; and finally (iv) to create a common framework when communicating credit risks to risks takers. The increased level of granularity helps in measuring probabilities of default for internal grades in order to better differentiate between obligors.

International Ratings

Risk Class	Revised Rating Scale		S&P – Fitch	Moody’s	Assessment

Very Low Risk	1	+	A+ and above	A1 and above
	1		A	A2	Excellent
	1	-	A-	A3
	2	+	BBB+	Baa1
	2		BBB	Baa2	Strong
	2	-	BBB-	Baa3
Low Risk	3	+	BB+	Ba1
	3		BB	Ba2	Good
	3	-	BB-	Ba3
Moderate Risk	4	+	B+	B1	Satisfactory
	4		B	B2
	4	-
	5	+	B-	B3	Acceptable
5
High Risk	5	-	CCC+	Caa1	Marginal
	6	+
	6		CCC	Caa2	Special Attention
	6	-
Very High Risk	7		CCC-	Caa3	Substandard
8
	9		CC	Ca	Doubtful
	10		C	C	Loss

The sovereign risk credit ratings are derived from a risk assessment on five risk indices that include macroeconomic performance, debt sustainability, socio-political factors, business environment and Bank’s portfolio performance. These five risk indices are combined to derive a composite country risk index for both sovereign and non-sovereign portfolios. These country risk ratings are validated against the average country risk ratings from different international rating agencies and other specialized international organizations. The ALCO reviews the country ratings on a quarterly basis to ensure that they reflect the expected risk profiles of the countries. The ALCO also assesses whether the countries are in compliance with their country exposure limits and approves changes in loss provisioning, if required.

Portfolio Risk Monitoring
The weighted average risk rating of the Bank’s sovereign and sovereign guaranteed portfolio reached 2.52 at the end of December 2011 in the revised 22-grade master scale. As of December 31, 2010, weighted average-risk rating reached 2.01 under the Bank’s 10-grade master scale. The distribution of the sovereign portfolio across the Bank’s five credit risk classes is shown in the table below.

Risk Profile of the Outstanding Sovereign-Guaranteed Loan Portfolio

	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk

2011	70%	15%	1%	13%	1%

2010	76%	2%	5%	13%	4%

2009	44%	33%	6%	13%	4%

2008	37%	33%	6%	16%	8%

2007	37%	31%	8%	15%	9%

2006	28%	35%	10%	17%	10%

It is the Bank’s policy that if the payment of principal, interest or other charges with respect to any Bank Group credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.50 percent on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure on non-performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis. As previously described, the Bank makes provisions for impairment on its sovereign loan portfolio commensurate with the assessment of the incurred loss in such portfolio.

To cover potential Expected Losses (EL) and Unexpected Losses (UL) related to credit, the Bank maintains a prudent risk capital cushion for credit risks. The Bank’s capital adequacy policy articulates differentiated risk capital requirements for public sector and private sector credit-sensitive assets (loans and equity investments), as well as for contingent liabilities (guarantees and client risk management products) in each risk class. Risk capital requirements are generally higher for private sector operations which have a higher probability of default and loss-given default than public sector operations. At the end of December 2011, the Bank’s public sector loan portfolio had used up to 26.5 percent of the Bank’s total risk capital based on the Bank’s revised capital adequacy framework. The Bank defines risk capital as the sum of paid-in capital plus accumulated reserves net of translation adjustments. Callable capital is not included in the computation of risk capital.

2)  Non-Sovereign Credit Risk
When the Bank lends to private sector borrowers and to enclave projects, it does not benefit from full sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To assess the credit risk of non-sovereign projects or facilities, the Bank uses several models to assess the risk of every project at entry. The models used are tailored to the specific characteristics and nature of the transactions. The result of the credit risk assessment is measured using a uniform internal 22-grade master scale as described above.

Non-sovereign transactions are grouped into the following three main categories: a) project finance; b) financial institutions; and c) private equity funds. Internal credit ratings are derived on the basis of some pre-determined critical factors.

a) Project Finance
The first factor involves the overall evaluation and assessment of the borrower’s financial strength. This assessment looks at:

Primarily, i) the capacity of the project to generate sufficient cash flow to service its debt; ii) the company’s operating performance and profitability; and iii) the project company’s capital structure, financial flexibility and liquidity positions.

Secondly, the following four main non-financial parameters are analyzed: i) the outlook of the industry in which the project company operates; ii) the competitive position of the project company within the industry; iii) the strength of the project company’s management with particular emphasis on its ability to deal with adverse conditions; and iv) the quality of the information on which the analysis is based.

Finally, the project company’s risk rating is adjusted to reflect the overall host country risk rating.

b) Financial Institutions
The assessment of financial institutions follows the uniform rating system commonly referred to as the CAMELS model:
i) Capital adequacy– analyses of the composition, adequacy and quality of the institution’s capital; ii) Asset quality, operating policies and procedures and risk management framework; iii) Management quality and decision making framework; iv) Earnings and market position – an evaluation of the quality and level of profitability; v) Liquidity and funding adequacy – an assessment focusing on the entity’s ability to access debt market; and vi) Sensitivity to market risk – an assessment of the impact of interest rate changes & exchange rate fluctuations.

c) Private Equity Funds
The assessment of Private Equity Funds takes into consideration the analysis of the following qualitative and quantitative factors:

•	Financial strength and historic fund performance;
•	Investment strategy and risk management;
•	Industry structure;
•	Management and corporate governance; and
•	Information quality.

All new non-sovereign projects require an initial credit rating and undergo a rigorous project approval process. The Non-Sovereign Working Group of the ALCO reviews the non-sovereign credit rating of each project on a quarterly basis and may recommend changes for approval by ALCO if justified by evolving country and project conditions.

Since 2009, the Bank has been increasing its exposure to the non-sovereign loan and equity portfolios. The weighted-average risk rating was 3.44 at the end of 2011 compared to 3.12 at the end of 2010. The distribution of the non-sovereign portfolio across the Bank’s five credit risk classes is shown in the table below.

Risk Profile of the Outstanding Non-Sovereign Loan and Equity Portfolio

	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk

2011	36%	20%	35%	5%	4%

2010	24%	20%	30%	24%	2%

2009	27%	18%	28%	24%	3%

2008	13%	16%	41%	28%	2%

2007	8%	10%	46%	31%	5%

2006	16%	15%	52%	6%	11%

In compliance with IFRS, the Bank does not make general provisions to cover the expected losses in the performing non-sovereign portfolio. For the non-performing portfolio, the Bank makes a specific provision based on an assessment of the credit impairment, or incurred loss, on each loan. At the end of 2011, the cumulative impairment allowance to cover the incurred loss on impaired loan principal in the non-sovereign portfolio was UA 23.73 million compared to UA 12.04 million in 2010.

In addition to private sector lending, the Bank makes equity investments in private sector entities, either directly or through investment funds.

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a risk capital cushion for non-sovereign credit risks derived from Basel II Advanced Internal Rating-Based Approach (IRB). At the end of December 2011, the Bank’s non-sovereign portfolio required as risk capital approximately 27.2 percent of the Bank’s total on-balance sheet risk capital sources. This level is still below the limit of 45 percent determined by the Bank for total non-sovereign operations. Out of the Bank’s non-sovereign portfolio, Equity participations required as risk capital approximately 10.1 percent of the Bank’s total on-balance sheet risk capital sources. This level is still below the statutory limit of 15 percent established by the Board of Governors for equity participations.

Credit Exposure Limits
The Bank operates a system of exposure limits to ensure the maintenance of an adequately diversified portfolio at any given point in time. The Bank manages credit risk at the global country exposure limit (combined sovereign guaranteed and non-sovereign portfolios) by ensuring that in the aggregate, the total country exposure limit to any country does not exceed 15 percent of the Bank’s total risk capital. This threshold and other determinants of country limit allocation are clearly spelt out in the Bank’s capital adequacy framework. In the revised capital adequacy and exposure management approved by the Board in May 2011, the 15 percent (of the Bank’s total risk capital) global country concentration limit is meant to allow for adequate portfolio diversification. However, in order to ensure that: (i) the allocation in aggregate does not exceed 100 percent of risk capital available for core lending activities, and (ii) there is fairness of allocation among RMCs, a Performance Based Adjusted Country Limits formula (PACL) is used.

The credit exposure on the non-sovereign portfolio is further controlled and managed by regularly monitoring the exposure limit with regard to the specific industry/sectors, equity investments and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

3)  Counterparty Credit Risk
In the normal course of business, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank. Given the nature of the Bank’s business, it is not possible to completely eliminate counterparty credit risk, however, the Bank minimizes this risk by executing transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank’s minimum credit rating requirements and are approved by the Bank’s Vice President for Finance. For local currency operations, less stringent minimum credit rating limits are permitted in order to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. The ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored.

For trading counterparties, the Bank requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery vs. payment (DVP) terms and a minimum long-term credit rating of A/A2 for non DVP based transactions.

The following table details the minimum credit ratings for authorized investment counterparties:

Maturity
	6 months	1 year	5 years	10 years	15 years	30 years
Government		A/A2			AA-/Aa3	AAA/Aaa

Government agencies and supranationals		A/A2			AA-/Aa3	AAA/Aaa

Banks	A/A2		AA-/Aa3	AAA/Aaa

Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa

AAA
MBS/ABS

Maximum legal maturity of 50 years for ABS/MBS with the underlying collateral originated in the UK and 40-year maximum legal maturity for all other eligible ABS/MBS. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.

The Bank also invests in money market mutual funds with a minimum rating of AA-/Aa3 and enters into collateralized securities repurchase agreements.

The Bank uses derivatives in the management of its funding portfolio and in asset and liability management transactions. As a rule, the Bank executes an ISDA master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated AA-/Aa3 by at least two approved rating agencies or A-/A3 for counterparties with whom the Bank has entered into a collateral exchange agreement. Lower rated counterparties may be used exceptionally for local currency transactions. These counterparties require the approval of ALCO. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

The financial and economic crisis has resulted in the downgrading of banks worldwide. The Bank’s derivatives’ exposures and their credit rating profile are shown in the tables below. Daily collateral exchanges enable the Bank to maintain net exposures to acceptable levels.

(Amounts in UA millions)
	Derivatives			Credit Risk Profile of Net Exposure
	Notional amount	Mark-to-Market	Net Exposure*	AAA	AA+ to AA-	A+ and lower
2011	15,393	1,192	146	0%	68%	32%
2010	14,504	1,090	96	0%	80%	20%
2009	13,503	288	84	13%	45%	42%
2008	9,129	376	129	9%	74%	16%

* After collateral received in cash or securities.

In addition to these minimum rating requirements, the Bank operates within a framework of exposure limits based on the counterparty credit rating and size, subject to a maximum of 12 percent of the Bank’s total risk capital (equity and reserves) for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Bank’s credit limits after considering the benefits of any collateral.

The counterparty credit exposure of the investment and related derivative portfolios continues to be predominantly AA or higher rated as shown in the table below. The proportion of exposure to AAA-rated entities declined from the previous year due to the downgrade of the United States and its agencies. The downgrade of some European sovereigns by Standard & Poor’s in early January 2012 would reduce the AAA proportion to 50 percent.

	Credit Risk Profile of the Investment and Derivative Portfolios
	AAA	AA+ to AA-	A+ and lower
2011	58%	33%	9%

2010	69%	24%	7%

2009	65%	25%	10%

2008	59%	21%	20%

2007	43%	54%	3%

2006	56%	39%	5%

The Bank’s exposure to the stressed Eurozone economies is as follows: no exposure to Greece and Portugal; less than UA 0.25 million exposure to an ABS security registered in Ireland; and UA 312 million or less than 4 percent of the portfolio to Spain and Italy, with 73 percent of the Spain and Italy exposure maturing within six months from December 31, 2011.

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit risks in line with the current BIS standards. At the end of December 2011, the Bank’s counterparty credit portfolio including all investments and derivative instruments required as risk capital 2.5 percent of the Bank’s total on-balance sheet risk capital sources.

Liquidity Risk
Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between assets and liabilities. The Bank’s principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. In order to minimize this risk, the Bank maintains a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The PML is updated quarterly and computed as the sum of four components: 1) 1-year debt service payments; 2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; 3) loan equivalent value of committed guarantees; and 4) undisbursed equity investments.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank’s core liquidity portfolio (operational portfolio) is invested in highly liquid securities that can be readily liquidated if required to meet the Bank’s short term liquidity needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. A third tranche of liquidity, which is funded by the Bank’s equity resources, is held in a portfolio of fixed income securities intended to collect contractual cash flows with the objective of stabilizing the bank’s net income. In determining its level of liquidity for compliance with the PML, the Bank includes cash, deposits and securities in all the treasury investments, with appropriate hair-cuts based on asset class and credit rating.

The contractual maturities of financial liabilities and future interest payments at December 31, 2011 and 2010 were as follows:

Contractual Maturities of Financial Liabilities and Future Interest Payments at December 31, 2011.

(UA thousands)
	Carrying Amount	Contractual Cash Flow	One year or less	More than one year but less than two years	More than two years but less than three years	More than three years but less than four years	More than four years but less than five years	More than five years
Financial liabilities with derivatives
Derivative liabilities	(1,134,481)	(1,379,938)	(344,303)	(124,631)	(119,758)	(271,961)	(97,977)	(421,308)
Borrowings at fair value	11,756,421	12,827,396	3,155,904	2,218,600	2,094,462	797,326	2,378,595	2,182,509
	10,621,940	11,447,458	2,811,601	2,093,969	1,974,704	525,365	2,280,618	1,761,201

Financial liabilities without derivatives
Accounts payable	1,974,685	1,974,685	1,974,685	-	-	-	-	-
Borrowings at amortized cost	1,146,536	1,731,268	210,081	414,127	61,847	322,421	43,993	678,799
	3,121,221	3,705,953	2,184,766	414,127	61,847	322,421	43,993	678,799

Total financial liabilities	13,743,161	15,153,411	4,996,367	2,508,096	2,036,551	847,786	2,324,611	2,440,000

Represented by:
Derivative liabilities	(1,134,481)	(1,379,938)	(344,303)	(124,631)	(119,758)	(271,961)	(97,977)	(421,308)
Accounts payable	1,974,685	1,974,685	1,974,685	-	-	-	-	-
Borrowings	12,902,957	14,558,664	3,365,985	2,632,727	2,156,309	1,119,747	2,422,588	2,861,308

Contractual Maturities of Financial Liabilities and Future Interest Payments at December 31, 2010.

(UA thousands)
	Carrying Amount	Contractual Cash Flow	One year or less	More than one year but less than two years	More than two years but less than three years	More than three years but less than four years	More than four years but less than five years	More than five years
Financial liabilities with derivatives
Derivative liabilities	(1,097,276)	(1,677,450)	(328,910)	(251,904)	(190,541)	53,964	(247,152)	(712,906)
Borrowings at fair value	10,877,110	12,250,534	2,210,370	2,794,179	2,315,143	2,078,599	813,898	2,038,345
	9,779,834	10,573,085	1,881,461	2,542,275	2,124,602	2,132,563	566,745	1,325,439

Financial liabilities without derivatives
Accounts payable	2,015,044	2,015,044	2,015,044	-	-	-	-	-
Borrowings at amortized cost	1,103,456	1,779,515	244,190	98,824	397,253	62,102	321,845	655,301
	3,118,500	3,794,559	2,259,234	98,824	397,253	62,102	321,845	655,301

Total financial liabilities	12,898,334	14,367,644	4,140,695	2,641,099	2,521,855	2,194,665	888,590	1,980,740

Represented by:
Derivative liabilities	(1,097,276)	(1,677,450)	(328,910)	(251,904)	(190,541)	53,964	(247,153)	(712,906)
Accounts payable	2,015,044	2,015,044	2,015,044	-	-	-	-	-
Borrowings	11,980,566	14,030,050	2,454,561	2,893,003	2,712,396	2,140,701	1,135,743	2,693,646

Currency Exchange Risk
Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk bearing capacity, the Bank’s principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of its balance sheet is funded by equity resources, which are denominated in Units of Account (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank’s policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (the Unit of Account). In line with this policy, during the year ended December 31, 2011, the Bank’s currency alignment was adjusted within a tight band of the risk-neutral position in each of the currencies making up the SDR composition. In keeping with the Bank’s currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a revision to the SDR currency composition.

In accordance with the IMF procedures, the composition of the SDR currencies within the basket has changed with effect from January 1, 2011 as follows:

SDR Currency	SDR Valuation Basket from January 1, 2006 until December 31, 2010	SDR Currency Value	New SDR Valuation Basket with effect from January 1, 2011	New SDR Valuation Basket since January 1, 2011
USD	44%	0.6320	41.90%	0.660

JPY	11%	18.4000	9.40%	12.100

GBP	11%	0.0903	11.30%	0.111

EUR	34%	0.4100	37.40%	0.423

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank’s recurring administrative expenditures shows a high concentration of expenses in Euros, USD and Tunisian Dinar. For 2011, the Bank’s strategy of purchasing currencies in the forward market to cover the estimated currency composition of expenses mitigated the unfavorable impact of those currencies’ movements during the year.

Net currency position at December 31, 2011 and 2010 was as follows:

Net Currency Position at December 31, 2011

(UA thousands)
	Euro	United States Dollar	Japanese Yen	Pound Sterling	Other	Sub-total	Units of Account	Total
Assets
Cash	90,186	16,910	155,641	3,178	78,241	344,156	-	344,156
Demand obligations	-	-	-	-	3,801	3,801	-	3,801
Investments – measured at fair value (a)	2,082,539	2,136,691	-	33,972	178,815	4,432,017	-	4,432,017
Investments at amortized cost	998,915	1,473,668	311,721	434,059	-	3,218,363	-	3,218,363
Non-negotiable instruments on account of capital	-	2,465	-	-	-	2,465	579	3,044
Accounts receivable	127,025	430,742	(41,054)	10,721	356,992	884,426	30,424	914,850
Loans	3,699,442	4,306,647	459,572	2,263	837,440	9,305,364	-	9,305,364
Equity participations	28,698	174,008	-	-	44,781	247,487	62,275	309,762
Other debt security	-	-	-	-	79,990	79,990	-	79,990
Other assets	-	-	-	-	-	-	13,337	13,337
	7,026,805	8,541,131	885,880	484,193	1,580,060	18,518,069	106,615	18,624,684
Liabilities
Accounts payable	(876,273)	(481,111)	(120,793)	(668)	(324,258)	(1,803,103)	(171,582)	(1,974,685)
Borrowings	-	(6,931,615)	(1,771,545)	-	(4,199,797)	(12,902,957)	-	(12,902,957)
Currency swaps on borrowings and related derivatives (b)	(4,531,684)	1,090,151	1,499,964	-	3,076,050	1,134,481	-	1,134,481
	(5,407,957)	(6,322,575)	(392,374)	(668)	(1,448,005)	(13,571,579)	(171,582)	(13,743,161)
Currency position of equity
as at December 31, 2011	1,618,848	2,218,556	493,506	483,525	132,055	4,946,490	(64,967)	4,881,523

% of subtotal	32.73	44.85	9.98	9.77	2.67	100.00	-	100.00
SDR composition as at December 31, 2011	35.66	43.01	10.15	11.18	-	100.00	-	100.00

(a)	Investments measured at fair value comprise:

	Investments measured at fair value	4,372,106

	Derivative assets	66,001

	Derivative liabilities	(6,090)
	Amount per statement of net currency position	4,432,017

(b)	Currency swaps on borrowings comprise:

	Derivative assets	1,630,680

	Derivative liabilities	(496,199)
	Net swaps on borrowings per statement of net currency position	1,134,481

Net Currency Position at December 31, 2010

(UA thousands)
	Euro	United States Dollar	Japanese Yen	Pound Sterling	Other	Subtotal	Units of Account	Total
Assets
Cash	17,114	13,991	208,646	4,685	151,281	395,717	-	395,717
Demand obligations	-	-	-	-	3,801	3,801	-	3,801
Investments – trading (a)	1,538,407	2,555,757	-	35,399	72,848	4,202,411	-	4,202,411
Investments – held-to-maturity	1,119,306	1,373,697	356,230	377,792	-	3,227,025	-	3,227,025
Non-negotiable instruments on account of capital	-	3,292	-	-	-	3,292	1,333	4,625
Accounts receivable	431,049	347,724	43,291	7,504	475,763	1,305,331	36,327	1,341,658
Loans	3,408,606	3,433,728	497,022	2,253	846,600	8,188,209	(9,412)	8,178,797
Equity participations	23,089	136,317	-	-	50,097	209,503	62,738	272,241
Other debt security	-	-	-	-	79,752	79,752	-	79,752
Other assets	-	-	-	-	-	-	12,694	12,694
	6,537,571	7,864,506	1,105,189	427,633	1,680,142	17,615,041	103,680	17,718,721
Liabilities
Accounts payable	(721,835)	(595,219)	(137,598)	(172)	(477,469)	(1,932,293)	(82,751)	(2,015,044)
Borrowings	-	(6,199,043)	(1,667,897)	-	(3,572,177)	(11,439,117)	(541,449)	(11,980,566)
Currency swaps on borrowings and related derivatives (b)	(4,206,763)	1,009,130	1,389,965	-	2,424,734	617,066	480,210	1,097,276
	(4,928,598)	(5,785,132)	(415,530)	(172)	(1,624,912)	(12,754,344)	(143,990)	(12,898,334)
Currency position of equity as at December 31, 2010	1,608,973	2,079,374	689,659	427,461	55,230	4,860,697	(40,310)	4,820,387

% of subtotal	33.10	42.78	14.19	8.79	1.14	100.00	-	100.00
SDR composition as at December 31, 2010	37.53	41.70	9.32	11.45	-	100.00	-	100.00

(a)	Investments held for trading comprise:
	Investments held for trading	4,206,503
	Derivative assets	53,626
	Derivative liabilities	(57,718)
	Amount per statement of net currency position	4,202,411

(b)	Currency swaps on borrowings is made up as follows:
	Derivative assets	1,367,854
	Derivative liabilities	(270,578)
	Net swaps on borrowings per statement of net currency position	1,097,276

Currency Risk Sensitivity Analysis
As described in the previous section, the Bank manages its currency risk exposure by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. The SDR is composed of a basket of four currencies, namely the US dollar, Euro, Japanese yen and Pound sterling. The weight of each currency in the basket is reviewed by the International Monetary Fund every five years and the last revision became effective on January 1, 2011. The SDR rate represents the sum of the interest rate of each currency that is determined based on the weight and the representative exchange rate and interest rate of each currency.

The following tables illustrate the sensitivity of the Bank’s net assets to currency fluctuations due to movements in the exchange rate of the currencies in the SDR basket as of December 31, 2011 and 2010, respectively. The sensitivity analysis shown assumes a separate 10 percent appreciation/depreciation for each currency in the basket against the US dollar. Due to a moderate change in the African currency holdings the table also includes the effect of a 10 percent appreciation/depreciation of each African currency against the SDR. Under the different scenarios, the currency risk management strategy of the Bank shows a minimal change in net assets as a result of currency mismatches.

Sensitivity of the Bank’s Net Assets to Currency Fluctuations at December 31, 2011

(Amounts in UA millions)
	US Dollar	Euro	Japanese Yen	Pound Sterling	Other Currencies	Net Assets	Change in Net Assets Gain/(Loss)	Basis Point Change of Total Net Assets
Net assets resulting from a 10% appreciation against the USD
EUR	2,144.79	1,950.87	470.59	459.89	27.55	5,053.69	4.53	9bps
GBP	2,196.72	1,816.46	481.99	518.13	27.55	5,040.85	(8.31)	16bps
JPY	2,198.85	1,818.23	530.70	471.49	27.55	5,046.82	(2.34)	5bps
Net assets resulting from a 10% appreciation of each African currency against the SDR	2,221.23	1,836.73	487.36	476.29	30.30	5,051.91	2.75	5bps

Net assets resulting from a 10% depreciation against the USD
EUR	2,295.61	1,725.67	503.68	492.24	27.55	5,044.75	(4.41)	9bps
GBP	2,243.99	1,855.55	492.36	437.43	27.55	5,056.88	7.72	15bps
JPY	2,241.97	1,853.88	447.19	480.74	27.55	5,051.33	2.17	4bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	2,221.23	1,836.73	487.36	476.29	25.04	5,046.65	(2.50)	5bps

Assumptions:
Base net assets	2,193.20	1,585.97	508.80	476.29	117.26	4,881.52	-	-
Currency weight	0.6600	0.4230	12.1000	0.1110	-	-	-	-
Base exchange rate	1.5341	1.1868	118.9044	0.9948	-	-	-	-

Sensitivity of the Bank’s Net Assets to Currency Fluctuations at December 31, 2010

(Amounts in UA millions)
	US Dollar	Euro	Japanese Yen	Pound Sterling	Other Currencies	Net Assets	Change in Net Assets Gain/(Loss)	Basis Point Change of Total Net Assets
Net assets resulting from a 10% appreciation against the USD
EUR	1,977.04	1,847.25	450.76	501.53	43.07	4,819.64	(0.74)	1bp
GBP	2,026.69	1,721.48	462.08	565.53	43.07	4,818.84	(1.55)	3bps
JPY	2,029.87	1,724.19	509.09	514.93	43.07	4,821.14	0.75	2bps
Net assets resulting from a 10% appreciation of each African currency against the SDR	2,049.40	1,740.78	467.26	519.88	47.37	4,824.69	4.31	9bps

Net assets resulting from a 10% depreciation against the USD
EUR	2,119.94	1,636.99	483.34	537.77	43.07	4,821.11	0.73	2bps
GBP	2,070.50	1,758.70	472.07	477.49	43.07	4,821.82	1.44	3bps
JPY	2,067.49	1,756.14	428.53	524.47	43.07	4,819.69	(0.70)	1bp
Net assets resulting from a 10% depreciation of each African currency against the SDR	2,049.40	1,740.78	467.26	519.88	39.15	4,816.47	(3.92)	8bps

Assumptions:
Base net assets	2,049.40	1,740.78	467.26	519.88	43.07	4,820.39	-	-
Currency weight	0.6600	0.4230	12.1000	0.1110	-	-	-	-
Base exchange rate	1.5504	1.1557	125.7552	0.9902	-	-	-	-

Interest Rate Risk
The Bank’s interest rate risk sensitivity is comprised of the following two elements:

1)	the sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets;

2)	the sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Bank’s principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

Interest rate risk position as at December 31, 2011 and 2010 was as follows:

Interest Rate Risk Position as at December 31, 2011

(UA thousands)
	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets
Cash	344,156	-	-	-	-	-	-	344,156
Demand obligations	3,801	-	-	-	-	-	-	3,801
Treasury investments (a)	4,820,278	548,305	291,080	465,015	293,919	1,282,088	(50,305)	7,650,380
Non-negotiable instruments on account of capital	869	967	497	453	105	153	-	3,044
Accounts receivable	1,099,738	-	-	-	-	-	(184,888)	914,850
Loans – disbursed and outstanding	6,860,083	205,156	190,770	253,768	189,769	1,673,971	-	9,373,517
Hedged loans – fair value adjustment	-	-	-	-	-	-	49.871	49.871
Accumulated impairment for loan losses	-	-	-	-	-	-	(118,024)	(118,024)
Equity participations	-	-	-	-	-	-	309,762	309,762
Other debt securities	-	-	-	-	-	79,990	-	79,990
Other assets	-	-	-	-	-	-	13,337	13,337
	13,128,925	754,428	482,347	719,236	483,793	3,036,202	19,753	18,624,684

Liabilities
Accounts payable	(1,974,685)	-	-	-	-	-	-	(1,974,685)
Borrowings (b)	(10,861,129)	(335,460)	(230)	(266,171)	(229)	(287,080)	(18,177)	(11,768,476)
Macro-hedge swaps	(521,912)	78,162	50,154	103,371	102,832	187,393	-	-
	(13,357,726)	(257,298)	49,924	(162,800)	102,603	(99,687)	(18,177)	(13,743,161)

Interest rate risk position as at December 31, 2011*	(228,801)	497,130	532,271	556,436	586,396	2,936,515	1,576	4,881,523

*	Interest rate risk position represents equity.

(a)	Treasury investments comprise:
	Treasury investments	7,590,469
	Derivative assets – investments	66,001
	Derivative liabilities – investments	(6,090)
	Amount per statement of interest rate risk	7,650,380

(b)	Borrowings comprise:
	Borrowings	12,902,957
	Derivative assets – borrowings	(1,630,680)
	Derivative liabilities – borrowings	496,199
	Net borrowings per statement of interest rate risk	11,768,476

Interest Rate Risk Position as at December 31, 2010

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets
Cash	395,717	-	-	-	-	-	-	395,717
Demand obligations	3,801	-	-	-	-	-	-	3,801
Treasury investments (a)	4,684,074	383,287	529,608	286,169	456,284	1,148,892	(58,878)	7,429,436
Non-negotiable instruments on account of capital	1,588	1,066	767	509	451	244	-	4,625
Accounts receivable	1,510,824	-	-	-	-	-	(169,166)	1,341,658
Loans – disbursed and outstanding	6,023,697	166,352	169,088	235,133	185,457	1,513,277	-	8,293,004
Accumulated provision for loan impairment	-	-	-	-	-	-	(114,207)	(114,207)
Equity participations	-	-	-	-	-	-	272,241	272,241
Other debt securities	-	-	-	-	-	97,894	(18,142)	79,752
Other assets	-	-	-	-	-	-	12,694	12,694
	12,619,701	550,705	699,463	521,811	642,192	2,760,306	(75,458)	17,718,720

Liabilities
Accounts payable	(2,015,044)	-	-	-	-	-	-	(2,015,044)
Borrowings (b)	(10,026,770)	(117)	(233)	(319,121)	(1,850)	(614,195)	78,997	(10,883,289)
Macro-hedge swaps	(522,203)	77,921	49,999	89,609	71,427	233,247	-	-
	(12,564,017)	77,804	49,766	(229,512)	69,577	(380,948)	78,997	(12,898,333)

Interest rate risk position
as at December 31, 2010*	55,684	628,509	749,229	292,299	711,769	2,379,358	3,539	4,820,387

* Interest rate risk position represents equity.

(a)	Treasury investments comprise:
	Treasury investments	7,433,528
	Derivative assets – investments	53,626
	Derivative liabilities – investments	(57,718)
	Amount per statement of interest rate risk	7,429,436

(b)	Borrowings comprise:
	Borrowings	11,980,565
	Derivative assets – borrowings	(1,367,854)
	Derivative liabilities – borrowings	270,578
	Net borrowings per statement of interest rate risk	10,883,289

Interest Rate Risk on Assets Funded by Debt

Over half of the Bank’s interest-rate-sensitive assets are funded by debt. The Bank seeks to generate a stable net interest margin on assets funded by debt by matching the interest rate characteristics of each class of assets with those of the corresponding liabilities.

In 1990, the Bank began offering “variable rate” loans. The interest rate on these loans resets semi-annually based on the average cost of a dedicated pool of the Bank’s borrowings. These pools are funded with a mix of fixed rate and floating rate borrowings to provide borrowers with broadly stable interest rates that gradually track changes in market interest rates. The cost of funds pass-through formulation incorporated in the lending rates charged on the Bank’s pool-based loans has traditionally helped to minimize the interest rate sensitivity of the net interest margin on this part of its loan portfolio. In view of declining demand for this product in favor of market-based loans, the Bank is carefully managing the gradual winding down of the designated funding pools.

Since 1997, the Bank offers fixed and floating rate loans whose interest rate is directly linked to market interest rates (market-based loans). For the market-based loan products, the Bank’s net interest margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank’s underlying funding reference (six-month Libor floating rate). The Bank may also provide borrowers with risk management products such as swaps to modify the currency and interest rate terms of its market-based loan products. Although it retains the credit risks of the borrower, the Bank eliminates the associated market risk on these risk management products by simultaneously laying off market risks with an approved derivative counterparty.

For the portfolio of liquid assets funded by borrowings, the Bank protects its net interest margin by managing its investments within limits around benchmarks that replicate the interest rate characteristics of the underlying funding for each portfolio tranche. The portfolio of liquid assets funded by borrowings is currently divided into two tranches to reflect the different business purposes and underlying funding. The core part of the investment portfolio is held to comply with the Bank’s liquidity policy and uses a six-month Libor floating rate benchmark. The operational liquidity portfolio is managed to meet projected operational cash flow needs and uses a one-month Libor floating rate benchmark.

The Bank diversifies the sources of its funding by issuing debt in a variety of markets and instruments. Unless fixed rate funding is required for one of its pool-based loan products, the Bank protects its net interest margin by simultaneously swapping all new borrowings into floating rate in one of the Bank’s active currencies on a standard six-month Libor rate reference. Where the Bank issues structured debt, the Bank simultaneously enters into a swap with matching terms to synthetically create the desired six-month Libor-based floating rate funding. For risk management purposes, callable funding is considered as one alternative to issuing short-term debt such as Euro Commercial Paper. The Bank manages refinancing risk by limiting the amount of debt that will mature or is potentially callable within one year to 25 percent of the outstanding debt portfolio.

Interest Rate Risk on Assets Funded by Equity

The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Bank’s assets with equity resources. Changes in market interest rates in the currencies of the Bank’s equity resources (the SDR) affect the net interest margin earned on assets funded by equity. In general, lower nominal market interest rates result in lower lending and investment rates, which in the long-term reduce the nominal earnings on the Bank’s equity resources.

The Bank manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the repricing profile of the assets funded by the Bank’s equity resources (fixed rate loans and investments) to match a repricing profile benchmark. The Bank’s repricing profile benchmark is a 10-year ladder whereby a uniform 10 percent of the Bank’s assets funded by equity reprice in each year. Using this benchmark, the Bank’s net interest margin on assets funded by equity tends to track a ten-year moving average of 10-year maturity SDR interest rates.

At the end of 2010 and 2011, the Bank’s overall repricing profile was closely aligned to the benchmark in almost all annual buckets.

Interest Rate Risk Sensitivity Analysis

Net Interest Margin Sensitivity
A parallel upward shift in the SDR curve of 100 bps would have generated a maximum gain in income statement of UA 5.55 million and UA 8.17 million as of December 31, 2011 and 2010, respectively.

Fair Value Sensitivity

Movements in interest rates also have an impact on the values of assets and liabilities that are reported in the financial statements at fair value through profit or loss. The table below shows the effect of a parallel yield curve movement of +/- 100 bps of each of the currencies in the trading investment portfolio and the borrowings and derivative portfolios as of December 31, 2011 and 2010, respectively. However, due to the low level of interest rates across the Japanese Yen yield curve, the sensitivity analysis in 2011 for assets and liabilities denominated in Japanese Yen reflect a parallel movement in the yield curve of +/- 10 bps (2010: +/- 10 bps).

(UA thousands)
	Upward Parallel Shift		Downward Parallel Shift
	2011 Gain/(Loss)	2010 Gain/(Loss)	2011 Gain/(Loss)	2010 Gain/(Loss)
Held-for-trading investments	(12,946)	(10,943)	14,279	12,099
Fair-valued borrowings and derivative portfolios	114,578	160,758	(126,498)	(175,841)

Prepayment Risk

In addition to the two principal sources of interest rate risk described above, the Bank is exposed to prepayment risk on loans committed before 1997. Although the Bank is unable to charge a prepayment penalty on such older loans, in practice the level of prepayments has generally been within acceptable levels. In 2005, prepayments of pre-1997 loans declined sharply to UA 70 million compared to the amounts in prior years, due in large part to increased market interest rates. For all market-based loans issued since 1997, the Bank protects itself from prepayment risk by linking the prepayment penalty to the cost of redeploying the funds at current market rates. In 2006, total prepayments of UA 298 million included an amount of UA 192 million in respect of market-based floating rate loans, while in 2007, total prepayment amounted to UA 199 million, of which 98 percent related to market-based loans. Prepayment in 2008 amounted to UA 17 million while prepayments in 2009 and 2010 were UA 20 million and UA 67 million, respectively. No prepayments have been received in the year ended December 31, 2011.

Operational Risk
Like all financial institutions, the Bank is exposed to operational risks arising from its systems and processes.

Operational risks include the risks of losses resulting from inadequate or failed internal processes, people, and/or systems, and from external events which could have a negative financial or adverse reputational impact. Operational risk is present in virtually all the Bank’s transactions and includes losses attributable to failures of internal processes in credit and market operations.

The Internal Control Unit (ICU) of the Bank is responsible for implementing the Integrated Internal Control Framework (IICF) which consists of two phases. Phase one relates to the implementation of Internal Control over Financial Reporting (ICFR) based on the COSO Framework as a means of regularly evaluating the effectiveness and efficiency of the Bank’s internal controls in all significant business processes with financial statement impact. As part of this process, Management’s attestation on the adequacy of internal controls over financial reporting is published in the Bank’s annual report.

Phase two of the IICF will entail the implementation of Operational Risk Management Framework which will address risks inherent in other business processes not covered by ICFR. The Operational Risk Management Framework is currently being considered by the Board of Directors as the first step in the implementation process.

It is the primary responsibility of the management of each business area to implement adequate controls on their relevant activities. This responsibility is supported by institutional standards in the following areas:

•	Requirements for appropriate segregation of duties, including the independent authorization of transactions
•	Requirements for the reconciliation and monitoring of transactions
•	Documentation of controls and procedures
•	Training and professional development
•	Risk mitigation including insurance where this is effective

Compliance with institutional standards is verified through periodic reviews undertaken by the Office of the Auditor General of the Bank. The results of internal audit reviews are discussed with the Management of the relevant business unit(s), with summaries submitted to Senior Management of the Bank and the Audit and Finance Committee of the Board of Directors.

The Bank also has a contingency and business continuity plan which aims to ensure the continuity of its operations and protect the interests of all the key stakeholders of the Bank Group, namely, the member countries (borrowing and non-borrowing), bondholders and other creditors as well as employees and their families, in the event of any disturbance in its office locations. Three key organs in the Bank ensure the oversight and implementation of the plan: (i) the Executive Crisis Committee, chaired by the President of the Bank, which makes the key decisions based on recommendations from the Operations Crisis Committee (OCC); (ii) the OCC that closely monitors all developments affecting the Bank and advises on measures necessary to mitigate the relevant risks and (iii) the business continuity Unit (BCPU) that follows up on the implementation of decisions made and is also responsible for periodic tests of the overall business continuity preparedness of the Bank and staff.

The Bank’s Capital Adequacy and Exposure Management Framework currently provides for a risk capital charge of 15 percent of the average operating income for the preceding 3 years, in line with Basel II recommendations for operational risk.

Other elements of the Bank’s operational risk management include compliance with the Code of conduct and staff rules, the work of the Fraud and Investigations Department and the existence of a Whistleblower Protection Policy.

NOTE E – FINANCIAL ASSETS AND LIABILITIES

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values:

Analysis of Financial Assets and Liabilities by Measurement Basis

(UA thousands)
	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost
December 31, 2011	Mandatorily at Fair value	Designated at Fair Value			Total Carrying Amount	Fair Value
Cash	-	-	-	344,156	344,156	344,156
Demand obligations	-	-	-	3,801	3,801	3,801
Treasury investments	4,372,106	-	-	3,218,363	7,590,469	7,812,986
Derivative assets	1,696,681	-	-	-	1,696,681	1,696,681
Non-negotiable instruments on account of capital	-	-	-	3,044	3,044	3,044
Accounts receivable	-	-	-	914,850	914,850	914,850
Loans	-	-	-	9,255,493	9,255,493	9,920,085
Equity participations	-	-	309,762	-	309,762	309,762
Other debt securities	-	-	-	79,990	79,990	79,990
Total financial assets	6,068,787	-	309,762	13,819,697	20,198,246	21,085,355

Accounts payable	-	-	-	1,974,685	1,974,685	1,974,685
Derivative liabilities	502,289	-	-	-	502,289	502,289
Borrowings	-	11,756,421	-	1,146,536	12,902,957	13,119,945
Total financial liabilities	502,289	11,756,421	-	3,121,221	15,379,931	15,596,919

(UA thousands)
	Financial Assets and Liabilities through Profit or Loss					Financial Assets and Liabilities at Amortized Cost
December 31, 2010	Held-for- Trading	Designated at Fair Value	Held-to- Maturity	Available- for-Sale	Loans and Receivables		Total Carrying Amount	Fair Value
Cash	-	-	-	-	-	395,717	395,717	395,717
Demand obligations	-	-	-	-	-	3,801	3,801	3,801
Treasury investments	4,206,503	-	3,227,025	-	-	-	7,433,528	7,592,924
Derivative assets	1,421,480	-	-	-	-	-	1,421,480	1,421,480
Non-negotiable instruments on account of capital	-	-	-	-	-	4,625	4,625	4,625
Accounts receivable	-	-	-	-	1,341,658	-	1,341,658	1,341,658
Loans	-	-	-	-	8,178,797	-	8,178,797	8,586,715
Equity participations	-	-	-	272,241	-	-	272,241	272,241
Other debt securities	-	-	-	79,752	-	-	79,752	79,752
Total financial assets	5,627,983	-	3,227,025	351,993	9,520,455	404,143	19,131,599	19,698,913

Accounts payable	-	-	-	-	-	2,015,044	2,015,044	2,015,044
Derivative liabilities	328,296	-	-	-	-	-	328,296	328,296
Borrowings	-	10,877,110	-	-	-	1,103,456	11,980,566	12,201,150
Total financial liabilities	328,296	10,877,110	-	-	-	3,118,500	14,323,906	14,544,490

The table below classifies the Bank’s financial instruments that were carried at fair value at December 31, 2011 and 2010 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)
	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant input is not based on observable market data		Total
	(Level 1)		(Level 2)		(Level 3)
	2011	2010	2011	2010	2011	2010	2011	2010
Treasury investments	2,677,417	3,136,519	1,633,882	964,187	60,806	105,797	4,372,105	4,206,503
Derivative assets	5,311	-	1,616,009	1,356,256	75,361	65,225	1,696,681	1,421,480
Equity participations	3,689	13,787	-	-	306,073	258,454	309,762	272,241
Other debt securities (at fair value)	-	79,752	-	-	-	-	-	79,752
Total financial assets	2,686,417	3,230,058	3,249,891	2,320,443	442,240	429,476	6,378,548	5,979,976

Derivative liabilities	-	-	467,299	(288,475)	34,990	(39,821)	502,289	(328,296)
Borrowings	(5,565,955)	(5,366,939)	(5,929,638)	(5,249,601)	(260,839)	(260,570)	(11,756,432)	(10,877,110)
Total financial liabilities	(5,565,955)	(5,366,939)	(5,462,339)	(5,538,076)	(225,849)	(300,391)	(11,254,143)	(11,205,406)

Fair value measurement of financial instruments using valuation technique with no significant input from observable market data (level 3 hierarchy) at December 31, 2010 and 2011 is made up as follows:

(UA thousands)
	Held-for- Trading Treasury Investments	Investments at Fair Value through Profit and Loss	Investments at Fair Value through Other Comprehensive Income	Available-for- Sale Equity Participations	Derivative Assets	Derivative Liabilities	Borrowings
2010
Balance at January 1, 2010	132,522	-	-	218,742	43,671	(74,714)	(282,149)
Gain/(Losses) recognized in income statement	(14,000)	-	-	(2,403)	(2,123)	997	(66,546)
Gains recognized in statement of comprehensive income	-	-	-	12,621	-	-	-
Purchases, issues and settlements (net)	(16,912)	-	-	24,158	(855)	6,892	4,058
Reclassification	12,321	-	-	-	4,231	20,897	55,666
Translation effects	(8,134)	-	-	5,336	16,450	9,958	28,401
Transfer between assets and liabilities	-	-	-	-	3,851	(3,851)	-
Balance at December 31, 2010	105,797	-	-	258,454	65,225	(39,821)	(260,570)

2011
Balance at January 1, 2011	105,797	-	-	258,454	65,225	(39,821)	(260,570)
Transfer arising from adoption of IFRS 9	(105,797)	105,797	258,454	(258,454)	-	-	-
Gains on unquoted equity investments following adoption of IFRS 9	-	-	30,790	-	-	-	-
Gain/(Losses) recognized in income statement	-	(15,151)	-	-	13,743	1,311	(11,903)
Losses recognized in statement of comprehensive income	-	-	(27,996)	-	-	-	-
Purchases, issues and settlements (net)	-	(29,547)	53,066	-	(10,100)	1,908	23,769
Reclassification	-	-	-	-	-	314	-
Translation effects	-	(293)	(8,241)	-	8,463	(672)	(12,135)
Transfer between assets and liabilities	-	-	-	-	(1,970)	1,970	-
Balance at December 31, 2011	-	60,806	306,073	-	75,361	(34,990)	(260,839)

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value results.

Day One Profit and Loss
The unamortized balances of day one profit and loss at December 31, 2011 and 2010 were made up as follows:

(UA thousands)
	2011	2010
Balance at January 1	132,198	111,463
New transactions	14,807	15,246
Amounts recognized in income statement during the year	(16,504)	(9,958)
Translation effects	2,757	15,447
Balance at December 31	133,258	132,198

NOTE F – TREASURY INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, supranational, bank and corporate obligations, time deposits, mortgage and asset-backed securities, secured lending transactions, resale agreements and related derivative instruments including futures, forward contracts, cross-currency swaps, interest rate swaps, options and short sales.

For government, agency and supranational obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- or unconditionally guaranteed by governments of member countries or other official entities with the same rating criteria. For maturities beyond 15 years and up to 30 years, a AAA rating is required. For mortgage and asset-backed securities, the Bank may only invest in securities with a AAA credit rating. For bank and corporate obligations with final maturity longer than 6 months and less than 5 years, the Bank may only invest with counterparties having a minimum credit rating of AA-. AAA rating is required for obligations beyond 5 years and up to 10 years. The purchases of currency or interest rate options are permitted only if the life of the option contract does not exceed 1 year. Such transactions are only executed with counterparties with credit ratings of AA- or above. All derivative transactions, including options, cross-currency and interest rate swaps including asset swap transactions, are only permitted with approved counterparties or guaranteed by entities with which the Bank has entered into Master Derivative Agreements and a Collateral Support Agreement with minimum credit ratings of A-/A3 at the time of the transaction.

As at December 31, 2011, the Bank had received collateral with fair value of UA 967 million in connection with swap agreements. Of this amount, a total UA 870 million was in the form of cash and has been recorded on the balance sheet with a corresponding liability included in “Other accounts payable”. The balance of UA 97 million was in the form of liquid financial assets.

At December 31, 2011 and 2010, the Bank had no securities sold under repurchase agreements (repos).

The composition of treasury investments as at December 31, 2011 and 2010 was as follows:

(UA thousands)
	2011	2010
Treasury investments mandatorily measured at fair value through profit or loss	4,372,106	-
Held-for-trading	-	4,206,503
Treasury investments at amortized costs	3,227,610	-
Held-to-maturity	-	3,242,765
Provision for impairment on investments	(9,247)	(15,740)
Total	7,590,469	7,433,528

Treasury Investments Mandatorily Measured at Fair Value through Profit or Loss (FVTPL)
A summary of the Bank’s treasury investments mandatorily measured at FVTPL as at December 31, 2011 follows:

(UA millions)
	US Dollar	Euro	GBP	Other Currencies	All Currencies
Time deposits	144.46	811.41	23.77	172.35	1,151.99
Asset-backed securities	35.56	25.19	-	-	60.75
Government and agency obligations	1,065.18	312.50	10.66	6.47	1,394.81
Corporate bonds	40.66	0.75	-	-	41.41
Financial institutions	722.32	902.71	-	-	1,625.03
Supranational	73.28	24.84	-	-	98.12
Total	2,081.46	2,077.40	34.43	178.82	4,372.11

The nominal value of treasury investments mandatorily measured at FVTPL as at December 31, 2011 was UA 4,373.50 million. The average yield of treasury investments mandatorily measured at FVTPL for the year ended December 31, 2011 was 1.22%.

The contractual maturity structure of treasury investments mandatorily measured at FVTPL as at December 31, 2011 was as follows:

(UA millions)
2011
One year or less	2,522.12
More than one year but less than two years	1,056.16
More than two years but less than three years	582,61
More than three years but less than four years	133.11
More than four years but less than five years	17.64
More than five years	60.47
Total	4,372.11

A summary of the Bank’s held-for-trading investments at December 31, 2010 follows:

(UA millions)
	US Dollar	Euro	GBP	Other Currencies	All Currencies
Time deposits	252.74	683.91	35.40	60.71	1,032.76
Asset-backed securities	56.29	49.51	-	-	105.80
Government and agency obligations	1,450.31	471.17	-	-	1,921.48
Corporate bonds	102.29	2.07	-	-	104.36
Financial institutions	518.56	341.26	-	-	859.82
Supranational	170.14	-	-	12.14	182.28
Total	2,550.33	1,547.92	35.40	72.85	4,206.50

The nominal balance of the Bank’s held-for-trading investments as at December 31, 2010 was UA 4,187.21 million. The average yield of held-for-trading investments in 2010 was 1.54%.

The contractual maturity structure of held-for-trading investments as at December 31, 2010 was as follows:

(UA millions)
2010
One year or less	2,051.58
More than one year but less than two years	1,341.42
More than two years but less than three years	599.26
More than three years but less than four years	92.03
More than four years but less than five years	26.72
More than five years	95.49
Total	4,206.50

Treasury Investments at Amortized Cost
A summary of the Bank’s treasury investments at amortized cost at December 31, 2011 follows:

(UA millions)
	US Dollar	Euro	GBP	Other Currencies	All Currencies
Asset-backed securities	188.06	-	-	-	188.06
Government and agency obligations	685.73	616.64	202.03	230.37	1,734.77
Corporate bonds	112.38	-	22.84	5.03	140.25
Financial institutions	80.46	222.36	44.75	67.96	415.53
Supranational	415.57	160.63	164.44	8.36	749.00
Total	1,482.20	999.63	434.06	311.72	3,227.61

The nominal value of treasury investments at amortized cost as at December 31, 2011 was UA 3,268.67 million. The average yield of treasury investments at amortized cost for the year ended December 31, 2011 was 3.63%.

The contractual maturity structure of treasury investments at amortized cost as at December 31, 2011 was as follows:

(UA millions)
2011
One year or less	387.68
More than one year but less than two years	550.47
More than two years but less than three years	289.17
More than three years but less than four years	455.21
More than four years but less than five years	284.83
More than five years	1,260.25
Total	3,227.61

The fair value of treasury investments at amortized cost at December 31, 2011 was UA 3,440.88 million.

A summary of the Bank’s held-to-maturity investments at December 31, 2010 follows:

(UA millions)
	US Dollar	Euro	GBP	Other Currencies	All Currencies
Asset-backed securities	187.02	17.25	-	-	204.27
Government and agency obligations	533.36	697.16	187.37	203.55	1,621.44
Corporate bonds	216.19	85.36	35.52	69.64	406.71
Financial institutions	72.02	214.20	9.84	34.30	330.36
Supranational	380.84	105.33	145.07	48.74	679.98
Total	1,389.43	1,119.30	377.80	356.23	3,242.76

The nominal balance of the Bank’s held-to-maturity investments as at December 31, 2010, was UA 3,285.90 million. The average yield of held-to-maturity investments in 2010 was 4.60%.

The contractual maturity of held-to-maturity investments as at December 31, 2010 was as follows:

(UA millions)
2010
One year or less	482.65
More than one year but less than two years	383.18
More than two years but less than three years	532.19
More than three years but less than four years	283.72
More than four years but less than five years	442.85
More than five years	1,118.17
Total	3,242.76

The fair value of held-to-maturity investments at December 31, 2010 was UA 3,386.42 million.

NOTE G - DERIVATIVE ASSETS AND LIABILITIES

The fair values of derivative financial assets and financial liabilities at December 31, 2011 and 2010 were as follows:

(UA thousands)
	2011		2010
	Assets	Liabilities	Assets	Liabilities
Borrowings-related:
Cross-currency swaps	1,357,151	357,709	1,137,518	177,754
Interest rate swaps	226,747	7,469	184,155	851
Loan swaps	44,594	131,021	43,847	91,973
Embedded derivatives	2,188	-	2,334	-
	1,630,680	496,199	1,367,854	270,578
Investments-related:
Asset swaps	3,642	6,090	73	1,000
Macro-hedge swaps and others	62,359	-	53,553	56,718
	66,001	6,090	53,626	57,718
Total	1,696,681	502,289	1,421,480	328,296

The notional amounts of derivative financial assets and financial liabilities at December 31, 2011 and 2010 were as follows:

(UA thousands)
	2011	2010
Borrowings-related:
Cross-currency swaps	9,105,096	9,086,300
Interest rate swaps	4,294,970	3,540,784
Loan swaps	1,246,951	1,303,024
Embedded derivatives	27,656	26,308
	14,674,673	13,956,416
Investments-related:
Asset swaps	224,624	51,995
Macro-hedge swaps	521,912	522,203
	746,536	574,198
Total	15,421,209	14,530,614

Loan Swaps
The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Futures Contracts
The Bank has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at December 31, 2011, the Bank had 4,983 contracts in Euro and 4,567 contracts in US Dollars. The nominal value of each contract is one million of each currency unit, except for 165 Euro contracts with a nominal value of Euro 100,000 for each contract.

Administrative Expenses Hedge
To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP and USD vis-à-vis the UA, the Bank executed forward exchange transactions to economically hedge its administrative expenses. As at December 31, 2011 and 2010, there were no open positions with respect to the forward exchange transactions.

Hedge Accounting
On January 1, 2011 the Bank elected to apply fair value hedge accounting to interest rate swaps contracted to hedge its interest rate risk exposure associated to fixed rate loans. Changes in the fair value of the derivative hedging instruments are recognized in profit or loss. The hedged item is adjusted to reflect changes in its fair value in respect of the risk being hedged with the gain or loss attributable to the hedged risk being recognized in profit or loss.

The fair value of the loan swaps designated and effective as hedging instruments as at December 31, 2011 was UA 98 million. The fair value loss on these loan swaps for the year ended December 31, 2011 was UA 42.53 million. The fair value gain on the hedged loans attributable to the hedged risk was UA 45.20 million. Therefore, the hedge ineffectiveness recognized in profit or loss was a gain of UA 2.67 million.

It should be noted that the hedge accounting treatment for swaps at the designation date requires the amortization of the difference between the net carrying amount of loans and their fair value as at January 1, 2011. For 2011, the amortization of fair value adjustment on the hedged risk amounted to UA 4.67 million.

NOTE H - NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL

Prior to May 1981, all payments in respect of paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

1.	Five (5) equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or

2.

Five (5) equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors’ Resolution B/BG/87/11 relating to the Fourth General Capital Increase (GCI-IV) is to be paid as follows:

1) Regional Members – 50 percent in five (5) equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual installments commencing on the fifth anniversary of the first subscription payment date.

2) Non-Regional Members – five (5) equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under the Fifth General Capital Increase (GCI-V), there is no distinction in the payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

Under the Sixth General Capital Increase (GCI-VI), approved in accordance with the Board of Governors Resolution B/BG/2010/08 of May 27, 2010 each member eligible to receive financing exclusively from the African Development Fund only shall pay for the paid-up portion of its subscribed shares in twelve (12) equal and consecutive annual installments; while Middle Income Countries, Blend countries and Non-Regional member countries shall pay for the paid-up portion of their respective subscribed shares in eight (8) equal and consecutive annual installments.

Payments for shares under GCI-VI are to be made in freely convertible currencies in cash or promissory notes encashable on or before the due date for payment.

At December 31, 2011 and 2010, the non-negotiable notes balances were as follows:

(UA thousands)
	2011	2010
Balance at January 1	4,625	8,188
Net movement for the year	(1,581)	(3,563)
Balance at December 31	3,044	4,625

NOTE I - LOANS

The Bank’s loan portfolio comprises loans granted to, or guaranteed by borrowing member countries as well as certain other non-sovereign guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs, and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the rates charged are described below:

Multi-Currency Fixed Rate Loans: For all loans negotiated prior to July 1, 1990, the Bank charges interest at fixed rates.

Multi-Currency Variable Rate Loans: Between July 1, 1990 and September 30, 1997, the Bank offered multi-currency variable rate loans to its borrowers. The variable interest rate is reset twice a year and is based on the Bank’s own cost of qualified borrowing plus 50 basis points, resulting in a pass-through of average borrowing costs to borrowers.

Conversion of Multi-Currency Pool-Based Variable Rate Loans: Borrowers were offered the choice to convert the disbursed and undisbursed amounts of their multi-currency pool-based variable rate loans to single currency variable terms or retain the terms of their existing multi-currency pool-based variable rate loans. The conversion dates were October 1, 1997 and March 1, 1998. The other terms and conditions of converted loans remained the same as in the original loan agreements. Since October 1, 1997, the Bank has provided several alternative interest rate mechanisms. In all cases, the applicable rate of interest is the sum of two components, namely, the chosen base rate plus a lending margin.

Single Currency Variable Rate Loans: Since October 1, 1997, the Bank has offered single currency variable rate loans. The variable base rate is the average cost of funding a designated pool of borrowings in each currency and is adjusted semi-annually on January, 1 and July 1.

Single Currency Floating Rate Loans: Since October 1, 1997, the Bank has offered LIBOR-based single currency floating rate loans. The floating base rate is determined for each currency and reset frequency is based on the Bank’s selected reference interest rate in each market. The Bank’s standard floating base rate is the six (6)-month reference rate (USD LIBOR, JPY LIBOR, EURIBOR and JIBAR) which is reset semi-annually on February 1 and August 1 and is applicable for the six-month period following the reset date.

Single Currency Fixed Rate Loans: Fixed rate loans were reintroduced with effect from October 1997 in the form of single currency fixed rate loans. The fixed rate is computed as the inter-bank swap market rate corresponding to the principal amortization schedule of the loan. The funding spread comprises a funding cost margin and a market risk premium as determined by the Bank. As part of the fixed lending rate, the funding spread remains fixed for the maturity of the loan for which the lending rate has been fixed. Prior to fixing the lending rate, the single currency fixed rate loan is essentially a variable spread loan.

Fixed Spread Loans: In January 2005, the Bank reviewed the entire set of products and lending processes and adjusted the pricing of its market-based loan products for the first time since their introduction in October 1997. To this effect, the Bank simplified the pricing for sovereign and sovereign-guaranteed borrowers and suspended variable spread loans by eliminating the funding cost margin and market risk premium. The simplification resulted in a single lending product known as the fixed spread loan with a simple pricing based on a fixed spread over Libor and no other charges.

Enhanced Variable Spread Loans: In January 2009, in response to the impact of the global financial crisis and the ensuing increase in funding costs for all categories of issuers, the Bank revised the financial terms and conditions offered to its sovereign and sovereign-guaranteed clients to ensure a full cost pass through of its borrowing costs to its clients, thereby safeguarding its financial integrity and its ability to remain a stable source of long-term funding. As a result, the Bank temporarily suspended the fixed spread loan product for sovereign and sovereign-guaranteed borrowers, and reintroduced the variable spread loan. For non-sovereign guaranteed borrowers the fixed spread loan product is still applicable.

In December 2009, the Bank introduced the enhanced variable spread loan product, which offers to variable spread loan borrowers a free option to fix the floating base rate. Currently, the Bank’s only standard loan product for sovereign and sovereign-guaranteed borrowers is the Enhanced Variable Spread Loan.

In May 2010, the lending margin of the enhanced variable spread loan was increased to 60 basis points (from 40 basis points) for every loan approved after January 1, 2011. For non-sovereign guaranteed loans, the lending margin is based on the Bank’s assessment of the risks inherent in each project.

Others: Other loan structures offered by the Bank include parallel co-financing, A/B syndications and local currency loans if the Bank is able to fund efficiently in the local currency market. The local currency loans are offered under the fixed spread loan pricing framework with a cost pass through principle for local currency loans to ensure that the overall cost of funds is compensated.

At December 31, 2011 and 2010 outstanding loans were as follows:

(UA thousands)
	2011	2010

Outstanding balance	9,373,517	8,293,004

Less: accumulated provision for impairment	(118,024)	(114,207)

Balance at December 31	9,255,493	8,178,797

Fair Value of Loans
At December 31, 2011 and 2010, the carrying and estimated fair values of outstanding loans were as follows:

(UA thousands)
	2011		2010

	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value

Fixed rate loans	6,316,918	6,505,946	5,121,830	5,028,718

Floating rate loans	2,743,419	3,099,429	2,751,376	3,135,653

Variable rate loans	313,180	314,710	419,798	422,344

	9,373,517	9,920,085	8,293,004	8,586,715

Accumulated provision for impairment	(118,024)	-	(114,207)	-

Net loans	9,255,493	9,920,085	8,178,797	8,586,715

Maturity and Currency Composition of Outstanding Loans
The contractual maturity structure of outstanding loans as at December 31, 2011 and 2010 was as follows:

(UA millions)
	2011				2010

Periods	Fixed Rate	Floating Rate	Variable Rate	Total	Total

One year or less	339.37	235.92	235.26	810.55	858.84

More than one year but less than two years	281.80	338.51	40.47	660.78	551.99

More than two years but less than three years	331.91	317.58	24.90	674.39	617.67

More than three years but less than four years	453.61	428.49	4.94	887.04	590.74

More than four years but less than five years	447.04	255.54	3.61	706.19	704.41

More than five years	4,463.18	1,167.38	4.01	5,634.57	4,969.35

Total	6,316.91	2,743.42	313.19	9,373.52	8,293.00

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements.

The currency composition and types of outstanding loans as at December 31, 2011 and 2010 were as follows:

(Amounts in UA millions)
			2011		2010

			Amount	%	Amount	%

Fixed Rate:	Multi-Currency	Euro	76.16		81.24

		Japanese Yen	403.37		407.88

		Pound Sterling	2.45		2.44

		Swiss Franc	137.70		149.58

		US Dollar	198.09		207.19

		Others	0.35		0.39

			818.12	8.73	848.72	10.23

	Single Currency	Euro	3,000.34		2,654.25

		Japanese Yen	11.06		12.44

		South African Rand	484.71		417.51

		US Dollar	2,002.69		1,188.91

			5,498.80	58.66	4,273.11	51.53

Floating Rate:	Single Currency	Euro	496.31		541.54

		Japanese Yen	21.84		22.96

		South African Rand	214.36		277.05

		US Dollar	2,010.91		1,909.83

			2,743.42	29.27	2,751.38	33.18

Variable Rate:	Multi-Currency	Euro	64.22		87.90

		Japanese Yen	4.36		14.37

		Swiss Franc	0.04		0.30

		US Dollar	105.63		116.34

		Others	-		0.02

			174.25	1.86	218.93	2.64

	Single Currency	Euro	46.50		65.85

		Japanese Yen	33.20		52.91

		Swiss Franc	2.05		3.72

		US Dollar	57.18		78.37

		Others	-		0.01

			138.93	1.48	200.86	2.42

Total			9,373.52	100.00	8,293.00	100.00

The weighted-average yield on outstanding loans for the year ended December 31, 2011 was 3.56% (2010: 3.75%).

A comparative summary of the currency composition of outstanding loans at December 31, 2011 and 2010 was as follows:

(Amounts in UA millions)
	2011		2010

	Amount	%	Amount	%

Euro	3,683.53	39.30	3,430.79	41.37

Japanese Yen	473.83	5.05	510.56	6.16

Pound Sterling	2.45	0.03	2.44	0.03

South African Rand	699.07	7.46	694.55	8.37

Swiss Franc	139.78	1.49	153.60	1.85

US Dollar	4,374.51	46.67	3,500.64	42.21

Others	0.35	-	0.42	0.01

Total	9,373.52	100.00	8,293.00	100.00

Accrued Income and Charges Receivables on Loans
The accrued income and charges receivable on loans as at December 31, 2011 and 2010 were as follows:

(UA thousands)
	2011	2010

Accrued income and charges receivable on loans	378,011	347,401

Less: accumulated provision for impairment	(184,888)	(169,165)

Balance at December 31	193,123	178,236

Provision for Impairment on Loan Principal and Charges Receivable

At December 31, 2011, outstanding loans with an aggregate principal balance of UA 306.70 million (2010: UA 313.76 million), of which UA 271.82 million (2010: UA 257.19 million) was overdue, were considered to be impaired.

The gross amounts of loans and charges receivable that were impaired and their cumulative impairment at December 31, 2011 and 2010 were as follows:

(UA thousands)
	2011	2010

Outstanding balance on impaired loans	306,704	313,767

Less: accumulated provision for impairment	(118,024)	(114,207)

Net balance on impaired loans	188,680	199,560

Charges receivable and accrued income on impaired loans	262,437	239,769

Less: accumulated provision for impairment	(184,888)	(169,165)

Net charges receivable and accrued income on impaired loans	77,549	70,604

The movements in the accumulated provision for impairment on outstanding loan principal for the years ended December 31, 2011 and 2010 was as follows:

(UA thousands)
	2011	2010

Balance at January 1	114,207	101,921

Provision for impairment on loan principal for the year	3,296	10,643

Translation effects	521	1,643

Balance at December 31	118,024	114,207

Accumulated provision for impairment on outstanding loan principal included those relating to private sector loans. During the year ended December 31, 2011, a provision for impairment was made on private sector loans principal in the amount of UA 12.53 million (2010: no provision was made). The accumulated provisions on private sector loans at December 31, 2011 amounted to UA 24.58 million.

The movements in the accumulated provision for impairment on loan interest and charges receivable for the years ended December 31, 2011 and 2010 were as follows:

(UA thousands)
	2011	2010

Balance at January 1	169,165	125,473

Provision for impairment on loan charges for the year	14,381	16,117

Reclassification	-	24,074

Translation effects	1,342	3,501

Balance at December 31	184,888	169,165

Accumulated provision for impairment on loan interest and charges receivable included those relating to private sector loans. During the year ended December 31, 2011, a provision for impairment was made on interest and charges receivable on private sector loans in the amount of UA 2.06 million (2010: UA 1.27 million). The accumulated provision on interest and charges receivable on private sector loans at December 31, 2011 amounted to UA 13.62 million.

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to the borrowers or other parties for goods and services to be financed under loan agreements. No irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans were outstanding at December 31, 2011 and 2010.

Also, the Bank may provide repayment guarantees to entities within its regional member countries for development loans granted to such entities by third parties. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. At December 31, 2011, guarantees provided by the Bank to some of its borrowers amounted to UA 10.43 million (2010: UA 2.31 million).

NOTE J - EQUITY PARTICIPATIONS

Investment in ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote co-operation and increased international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund’s original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 14-member Board of Directors, made up of 7 members selected by the African Development Bank and 7 members selected by State Participants. The Fund’s Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the year. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the year ended December 31, 2011 amounted to UA 159.33 million (2010: UA 163.96 million), representing 68.76 percent

(2010: 70.83 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises 50 percent of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF’s operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At December 31, 2011, the Bank’s pro-rata or economic share in ADF was 0.63 percent (2010: 0.67 percent).

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative described in Note V-2, the net asset value of ADF which is the basis for determining the value of the Bank’s investment in the Fund declined, resulting in impairment loss on the Bank’s investment. The net assets of ADF is made up of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due from countries that have reached their HIPC completion points and, are therefore due for MDRI loan cancelation at the balance sheet date.

Other Equity Participations
The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank’s objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank’s equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank’s equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank currently holds less than 20 percent of the total equity capital of most of the institutions in which it participates. The Bank therefore does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors’ Resolution B/BG/2009/10 of May 13, 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank’s paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources.

Under IFRS 9 equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into other comprehensive income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank’s equity investments are currently held for strategic purposes rather than for trading, the Bank has opted to designate all its equity investments as at fair value through other comprehensive income.

Prior to the adoption of IFRS 9 by the Bank on January 1, 2011, equity investments for which fair value could not be reliably measured were reported at cost less provision for losses for estimated permanent and lasting decline in value. The investments for which fair value could not be reliably measured typically relate to sub-regional and national development institutions. Investments in these institutions are made with a long-term development objective, including capacity building. The shares of such institutions are not listed and also not available for sale to the general public. Only member states or institutions owned by member states are allowed to subscribe to the shares of these institutions.

The Bank’s equity interests at the end of 2011 and 2010 are summarized below:

(Amounts in UA thousands)
			Carrying Value
Institutions	Year Established	Callable Capital	2011	2010
African Development Fund	1972	-	111,741	111,741
Accumulated share of profit/(loss) and impairment on January 1			(48,878)	(49,963)
Share of (loss)/profit for the year			(437)	(421)
Impairment for the year			(152)	1,505
		-	62,274	62,862

Regional Development Banks (carried at fair value in 2011 and at cost in 2010)**
Afreximbank	1993	9,770	19,175	6,493
BDEAC	1975	2,313	830	1,578
BDEGL*	1980	-	-	1,946
BOAD	1973	2,313	2,940	657
East African Development Bank	1967	-	3,162	4,383
PTA Bank	1985	35,434	8,608	8,831
Shelter Afrique	1982	-	11,752	8,117
		49,830	46,467	32,005
Other Development Institutions (carried at fair value in 2011 and at cost in 2010)**
Africa-Re	1977	-	21,644	5,656
K-REP Bank Limited	1997	-	1,814	2,028
National Development Bank of Sierra Leone *	-	-	-	-
		-	23,458	7,684
Investment Funds and Banks (carried at fair value in 2011 and 2010)**
AB Microfinance Bank Nigeria Limited	2007	-	728	473
AccessBank Liberia Limited	2008	-	946	816
AccessBank Tanzania Limited	2007	-	317	595
Advans Banque Congo	2008	-	802	1,085
Africa Capitalization Fund	2010	31,503	625	208
Africa Health Fund LLC	2009	7,539	1,621	476
Africa Joint Investment Fund	2010	4,993	4,445	7,439
African Agriculture Fund LLC	2010	24,584	849	-
African Guarantee Fund	2011	5,862	651	-
African Infrastructure Investment Fund 2	2009	16,197	1,648	1,733
AfricInvest Fund II LLC	2008	6,138	7,048	4,057
Agri-Vie Fund PCC	2008	4,423	3,689	4,268
AIG Africa Infrastructure Fund	1998	188	2,461	3,948
Argan Infrastructure Fund	2010	12,129	268	16
Atlantic Coast Regional Fund LLC	2008	1,981	4,423	1,971
Aureos Africa Fund LLC	2007	8,251	9,967	8,865
Catalyst Fund I LLC	2010	8,528	670	-
ECP Africa Fund II PCC	2005	5,832	22,574	26,375
ECP Africa Fund III PCC	2008	16,878	9,831	10,647
Evolution One Fund	2010	6,989	249	981
GEF Africa Sustainable Forestry Fund	2011	8,043	516	-
GroFin Africa Fund	2008	7,613	2,622	1,475
Helios Investors II Mauritius Limited	2011	11,309	5,034	-
Infrastructure Development Bank of Zimbabwe *	1984	-	-	-
Investment Fund for Health in Africa	2010	5,234	2,156	1,440
Maghreb Private Equity Fund II (Mauritius) PCC	2008	2,009	14,803	14,868
New Africa Mining Fund II	2010	8,699	34	-
Pan African Infrastructure Development Fund	2007	13,031	14,376	14,608
Pan-African Investment Partners II Limited	2008	20,457	715	6,240
South Africa Infrastructure Fund	1996	939	38,447	32,583
TCX Investment Company Mauritius Limited	2007	120	16,139	17,246
United Bank for Africa	1961	-	3,689	26,061
West Africa Emerging Market Fund	2011	5,553	191	-
ZEP-RE (PTA Reinsurance Company)	2011	-	5,029	-
		245,022	177,563	188,474

Total		294,852	309,762	291,025
Less: Accumulated provision for impairment		-	-	(18,784)
Net		294,852	309,762	272,241

*	Amounts fully disbursed, but the value is less than UA 100, at the current exchange rate
**	The cost of equity investments carried at fair value at December 31,2011 amounted to UA 260.01 million (2010: UA 156.82 million).

Dividends earned on equity investments measured at fair value through other comprehensive income amounted to UA 2.38 million for the year ended December 31, 2011 (2010: 1.43 million). No equity investments have been derecognized during the year 2011.

An analysis of the movement in accumulated provision for impairment on equity participations other than ADF was as follows:

(UA thousands)
	2011	2010
Balance at January 1	18,784	15,937
Transfer to carrying amounts of equity investments following adoption of IFRS 9	(18,784)	-
Net provision for the year	-	2,403
Translation effects	-	444
Balance at December 31	-	18,784

NOTE K - OTHER DEBT SECURITIES

The Bank may invest in certain debt instruments issued by entities in its Regional Member Countries (RMC) for the purpose of financing development projects and programs. With the adoption of IFRS 9 from January 1, 2011, these investments are classified as financial assets at amortized cost. Prior to the Bank’s adoption of IFRS 9 such investments were classified as available-for-sale with fair value differences reported in OCI.

The carrying amount of “Other debt securities” at December 31, 2011 and 2010 was as follows:

(UA thousands)
	2011	2010
Investments in debt instruments in RMCs - at amortized cost	79,990	-
Investments in debt instruments in RMCs - at fair value	-	79,752
Balance at December 31	79,990	79,752

NOTE L - PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS

(UA thousands)
	Property and Equipment					Intangible Assets	Grand Total
2011	Land	Building and Improvements	Furniture, Fixtures & Fittings	Equipment & Motor Vehicles	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets
Cost:
Balance at January 1	480	23,398	10,513	45,755	80,146	19,569	99,715
Additions during the year	-	916	586	3,070	4,572	534	5,106
Disposals during the year	-	-	-	(9)	(9)	-	(9)
Balance at December 31	480	24,314	11,099	48,816	84,709	20,103	104,812

Accumulated Depreciation:
Balance at January 1	-	21,690	8,360	38,487	68,537	19,188	87,725
Depreciation during the year	-	102	921	3,136	4,159	306	4,465
Disposals during the year	-	-	-	(6)	(6)	-	(6)
Balance at December 31	-	21,792	9,281	41,617	72,690	19,494	92,184
Net Book Values: December 31, 2011	480	2,522	1,818	7,199	12,019	609	12,628

(UA thousands)
	Property and Equipment					Intangible Assets	Grand Total
2010	Land	Building and Improvements	Furniture, Fixtures & Fittings	Equipment & Motor Vehicles	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets
Cost:
Balance at January 1	141	22,783	10,623	44,322	77,869	19,199	97,068
Additions during the year	339	615	644	3,409	5,007	370	5,377
Disposals during the year	-	-	(755)	(1,977)	(2,732)	-	(2,732)
Balance at December 31	480	23,398	10,512	45,754	80,144	19,569	99,713

Accumulated Depreciation:
Balance at January 1	-	21,589	8,105	37,358	67,052	18,773	85,825
Depreciation during the year	-	100	996	3,081	4,177	414	4,591
Disposals during the year	-	-	(741)	(1,952)	(2,693)	-	(2,693)
Balance at December 31	-	21,689	8,360	38,487	68,536	19,187	87,723
Net Book Values: December 31, 2010	480	1,709	2,152	7,267	11,608	382	11,990

Under the Headquarters’ Agreement with the host country, the Bank’s owned buildings in the host country are intended to be used for the purposes of the business of the Bank Group only. The land on which the buildings stand are owned by the Government who granted unlimited right of occupancy to the Bank. The rights on the lands and buildings therefore cannot be transferred to a third party. If the Bank elected to give up the use of the lands and buildings, the properties would have to be surrendered to the host country. The Government would pay the Bank the value of the building as assessed at the time of the surrender. At December 31, 2011, the book value of these assets is not significant.

NOTE M - BORROWINGS

The capital adequacy framework approved by the Board of Directors adopted the use of a single debt to usable capital ratio to monitor the Bank’s leverage. The ratio caps the Bank’s total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or better. The Bank’s usable capital at December 31, 2011 was UA 23,513 million.

As at December 31, 2011 and 2010, senior and subordinated borrowings were as follows:

(UA millions)
	2011	2010
Senior borrowings	11,756.42	11,203.69
Subordinated borrowings	1,146.54	776.88
Total	12,902.96	11,980.57

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-saving opportunities and to lower its funding costs.

Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity. Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rather than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

A summary of the Bank’s borrowings portfolio at December 31, 2011 and 2010 was as follows:

Borrowings and Swaps at December 31, 2011

(Amounts in UA millions)
		Direct Borrowings				Currency Swap Agreements (a)				Interest Rate Swaps
Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	Wgtd. Avg. Cost (b) (%)	Wgtd. Average Maturity (Years)	Amount Payable/ (Receivable)		Wgtd. Avg. Cost (b) (%)	Average Maturity (Years)	Notional Amount Payable/ (Receivable)		Wgtd. Avg. Cost (b) (%)	Average Maturity (Years)
	Fixed	-	-	-	-	295.83		5.66	8.7	-		-	-
Euro	Adjustable	-	-	-	-	4,119.93		1.64	2.9	-		-	-
		-	-	-	-	(134.85)		1.57	2.2	-		-	-
	Fixed	514.60	507.37	2.83	15.9	-		-	-	-		-	-
Japanese Yen		-	-	-	-	(651.45)		1.31	26.3	-		-	-
	Adjustable	722.34	27.66	1.34	4.9	-		-	-	76.26		0.03	1.4
		-	-	-	-	(803.71)		1.26	5.5	(76.26)		0.78	1.4
	Fixed	5,429.19	592.73	3.01	3.2	-		-	-	-		-	-
US Dollar		-	-	-	-	(2,605.40)		2.70	2.8	(2,686.50)		2.38	2.9
	Adjustable	911.75	-	0.49	1.7	2,984.27		0.10	7.2	3,152.69		0.49	2.6
		-	-	-	-	(1,176.98)		0.16	4.3	(534.11)		0.69	1.2
	Fixed	4,178.54	21.26	3.78	3.5	5.40		3.92	3.6	-		-	-
Others (d)		-	-	-	-	(3,525.02)		3.37	3.3	(998.10)		3.72	5.7
	Adjustable	-	-	-	-	603.23		2.25	5.9	837.65		3.90	5.0
		-	-	-	-	(207.68)		0.55	7.3	-		-	-
	Fixed	10,122.33	1,121.36	3.28	4.3	301.23		5.63	8.6	-		-	-
Total		-	-	-	-	(6,781.87)		2.91	5.3	(3,684.60)		2.74	3.6
	Adjustable	1,634.09	27.66	0.87	3.1	7,707.42		1.09	4.8	4,066.60		1.18	3.1
		-	-	-	-	(2,323.21)		0.66	4.9	(610.37)		0.70	1.2
Principal at face value		11,756.42	1,149.02	2.97	4.2	(1,096.43)		-	-	(228.37)		-	-

Net unamortized premium/ (discount)		-	(2.48)	-	-	594.95		-	-	242.80		-	-
		11,756.42	1,146.54	2.97	4.2	(501.48)		-	-	14.43		-	-

Fair valuation adjustment		-	-	-	-	(497.96	)(c)	-	-	(233.71	)(c)	-	-
Total		11,756.42	1,146.54	2.97	4.2	(999.44)		-	-	(219.28)

Supplementary disclosure (direct borrowings):
The notional amount of borrowings at December 31, 2011 was UA 13,075.10 million and the estimated fair value was UA 13,119.94 million.

a.	Currency swap agreements include cross-currency interest rate swaps.
b.	The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at December 31, 2011.
c.	These amounts are included in derivative assets and liabilities on the balance sheet.
d.	These amounts relate mainly to borrowings and derivatives in AUD, CHF, NZD, TRY and ZAR. There were no borrowings and derivatives in GBP at the end of the year.

Slight differences may occur in totals due to rounding.

Borrowings and Swaps at December 31, 2010

(Amounts in UA millions)
		Direct Borrowings				Currency Swap Agreements (a)				Interest Rate Swaps
Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	Wgtd. Avg. Cost (b) (%)	Wgtd. Average Maturity (Years)	Amount Payable/ (Receivable)		Wgtd. Avg. Cost (b) (%)	Average Maturity (Years)	Notional Amount Payable/ (Receivable)		Wgtd. Avg. Cost (b) (%)	Average Maturity (Years)
	Fixed	-	-	-	-	147.15		8.71	8.8	-		-	-
Euro	Adjustable	-	-	-	-	4,197.58		0.99	3.1	-		-	-
		-	-	-	-	(137.97)		0.89	3.2	-		-	-
	Fixed	-	-	-	-	-		-	-	-		-	-
Sterling (d)		-	-	-	-	-		-	-	-		-	-
	Adjustable	-	-	-	-	-		-	-	-		-	-
		-	-	-	-	-		-	-	-		-	-
	Fixed	476.94	415.35	2.99	15.5	-		-	-	-		-	-
Japanese Yen		-	-	-	-	(632.92)		1.63	24.9	-		-	-
	Adjustable	731.05	26.31	1.61	5.1	-		-	-	72.55		0.10	2.4
		-	-	-	-	(758.16)		1.51	8.5	(72.55)		1.05	2.4
	Fixed	4,660.60	590.90	2.69	3.2	-		-	-	-		-	-
US Dollar		-	-	-	-	(2,532.42)		2.71	2.5	(2,289.25)		1.92	2.6
	Adjustable	1,198.03	-	0.33	2.1	2,865.53		0.33	7.4	2,705.85		0.76	2.5
		-	-	-	-	(1,341.68)		0.43	4.7	(525.96)		0.57	2.1
	Fixed	3,810.49	73.94	4.02	3.3	5.39		3.92	4.6	-		-	-
Others		-	-	-	-	(3,475.81)		3.81	3.4	(653.03)		6.35	4.5
	Adjustable	-	-	-	-	715.97		2.67	6.9	653.03		3.77	4.5
		-	-	-	-	(207.32)		0.54	8.4	-		-	-
	Fixed	8,948.03	1,080.19	3.23	4.2	152.54		8.54	8.6	-		-	-
Total		-	-	-	-	(6,641.15)		3.18	5.1	(2,950.25)		2.89	3.0
	Adjustable	1,929.08	26.31	0.83	3.2	7,779.07		0.90	5.0	3,439.40		1.31	2.8
		-	-	-	-	(2,445.13)		0.80	6.1	(598.51)		0.63	2.2
Principal at face value		10,877.11	1,106.50	2.84	4.1	(1,154.67)		-	-	(109.36)		-	-

Net unamortized premium/ (discount)		-	(3.04)	-	-	532.23		-	-	116.09		-	-
		10,877.11	1,103.46	2.84	4.1	(622.44)		-	-	6.73		-	-

Fair valuation adjustment		-	-	-	-	(337.32	) (c)	-	-	(190.04	) (c)	-	-
Total		10,877.11	1,103.46	2.84	4.1	(959.76)				(183.31)

Supplementary disclosure (direct borrowings):
The notional amount of borrowings at December 31, 2010 was UA 12,226.31 million and the estimated fair value was UA 12,201.15 million.

a.	Currency swap agreements include cross-currency interest rate swaps.
b.	The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at December 31, 2010.
c.	These amounts are included in derivative assets and liabilities on the balance sheet.
d.	Borrowings and derivatives in GBP were redeemed during the year.

Slight differences may occur in totals due to rounding.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at December 31, 2011 was as follows:

i)	Borrowings Carried at Fair Value

(UA millions)
Periods	Ordinary	Callable	Total
One year or less	2,487.66	350.42	2,838.08
More than one year but less than two years	2,095.01	7.23	2,102.24
More than two years but less than three years	2,016.26	-	2,016.26
More than three years but less than four years	687.59	-	687.59
More than four years but less than five years	2,318.72	-	2,318.72
More than five years	1,789.32	4.21	1,793.53
Total	11,394.56	361.86	11,756.42

ii)	Borrowings Carried at Amortized Cost

(UA millions)
Periods	Ordinary	Callable	Total
One year or less	18.48	111.46	129.94
More than one year but less than two years	335.23	-	335.23
More than two years but less than three years	-	-	-
More than three years but less than four years	260.54	-	260.54
More than four years but less than five years	-	-	-
More than five years	423.31	-	423.31
Subtotal	1,037.56	111.46	1,149.02
Net unamortized premium and discount	(2.48)	-	(2.48)
Total	1,035.08	111.46	1,146.54

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at December 31, 2010 was as follows:

i)	Borrowings Carried at Fair Value

(UA millions)
Periods	Ordinary	Callable	Total
One year or less	1,573.82	317.04	1,890.86
More than one year but less than two years	2,549.00	2.52	2,551.52
More than two years but less than three years	2,235.83	-	2,235.83
More than three years but less than four years	2,002.68	-	2,002.68
More than four years but less than five years	691.14	-	691.14
More than five years	1,505.08	-	1,505.08
Total	10,557.55	319.56	10,877.11

ii)	Borrowings Carried at Amortized Cost

(UA millions)
Periods	Ordinary	Callable	Total
One year or less	51.37	26.31	77.68
More than one year but less than two years	19.12	-	19.12
More than two years but less than three years	318.89	-	318.89
More than three years but less than four years	-	-	-
More than four years but less than five years	259.74	-	259.74
More than five years	431.07	-	431.07
Subtotal	1,080.19	26.31	1,106.50
Net unamortized premium and discount	(3.04)	-	(3.04)
Total	1,077.15	26.31	1,103.46

The fair value of borrowings carried at fair value through profit or loss at December 31, 2011 was UA 11,756.42 million (2010: UA 10,877.11 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at December 31, 2011 was UA 10,943.87 million (2010: UA 11,119.82 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note P, there was a net loss of UA 13 million on fair-valued borrowings and related derivatives for the year ended December 31, 2011 (2010: net loss of UA 27.61 million). The fair value loss attributable to changes in the Bank’s credit risk included in the other comprehensive income (which otherwise would have been included in profit or loss under IAS 39) for the year ended December 31, 2011 was UA 63.51 million. The net loss recorded in the year ended December 31, 2010 included a loss of UA 38.78 million which was attributable to changes in the Bank’s credit risk. Under IAS 39, this amount was included in profit or loss.

Fair value changes attributable to changes in the Bank’s credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank’s credit spread on the relevant liquid markets for ADB quoted bonds versus LIBOR both at the beginning and end of the relevant period. The Bank’s credit spread was not applied for fair value changes on callable borrowings with less than one year call date.

For borrowings designated at fair value through profit or loss at December 31, 2011, the cumulative unrealized fair value losses to date were UA 812.55 million (2010: losses of UA 542.80 million).

NOTE N - EQUITY

Equity is composed of capital and reserves. These are further detailed as follows:

Capital
Capital includes subscriptions paid in by member countries and cumulative exchange adjustments on subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In
Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and six General Capital Increases (GCI). The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on May 29, 1998 and became effective on September 30, 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of six percent (6%) paid-up and ninety-four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

Prior to the sixth General Capital Increase (GCI-VI) and by its resolutions B/BG/2008/07 and B/BG/2009/05, the Board of Governors authorized two capital increases bringing the Authorized Capital of the Bank from UA 21,870 million to UA 22,120 million to allow the Republic of Turkey and the Grand Duchy of Luxembourg to become members of the Bank. The membership of these two countries shall become effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. As at December 31, 2011, such formalities had not been completed by either country.

In 2009, the Board of Directors endorsed a proposal made by Canada and Republic of Korea offering to subscribe, temporarily, to additional non-voting callable capital of the Bank in the amounts of UA 1.63 billion and UA 0.19 billion, respectively. This proposal was adopted by the Board of Governors on February 22, 2010. Accordingly, the authorized capital stock of the Bank increased from UA 22,120 million to UA 23,947 million by the creation of additional 182,710 non-voting shares. These non-voting callable shares were to be absorbed by the subscriptions of Canada and the Republic of Korea to GCI-VI when they become effective.

The GCI-VI was approved by the Board of Governors of the Bank on May 27, 2010. GCI-VI increased the authorized capital stock of the Bank from UA 23,947 million to UA 67,687 million with the creation of 4,374,000 new shares. The new shares created are to be allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The new shares and the previous ones described above shall be divided into paid-up and callable shares in the proportion of 6 percent paid-up shares and 94 percent callable shares.

Following the Board of Governors’ resolution, the temporary non-voting callable shares of Canada described above have been effectively retired, while the processes for the retirement of those for the Republic of Korea were at an advanced stage as at December 31, 2011. Consequently, the authorized capital of the Bank reduced by 163,296 shares representing the retired nonvoting callable shares for Canada.

The Bank’s capital as at December 31, 2011 and 2010 was as follows:

(UA thousands)
	2011	2010
Capital Authorized (in shares of UA 10 000 each)	66,054,500	67,687,460
Less: Unsubscribed	(28,732,496)	(43,762,836)
Subscribed Capital	37,322,004	23,924,624
Less: Callable Capital	(34,032,945)	(21,548,996)
Paid-up Capital	3,289,059	2,375,628
Shares to be issued upon payment of future installments	(782,050)	(19,130)
Add: Amounts paid in advance	185	102
	2,507,194	2,356,600
Less: Amounts in arrears	(1,219)	(923)
Capital at December 31	2,505,975	2,355,677

Included in the total unsubscribed shares of UA 28,732.50 million at December 31, 2011, was an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia).

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million callable, and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of December 31, 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non- regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state’s Official Development Assistance its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

Subscriptions by member countries and their voting power at December 31, 2011 were as follows:

(Amounts in UA thousands)
	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
1	Algeria	87,389	2.392	95,702	778,210	88,014	2.378
2	Angola	25,405	0.695	28,837	225,212	26,030	0.703
3	Benin	4,245	0.116	4,817	37,633	4,870	0.132
4	Botswana	68,752	1.882	54,684	632,845	69,377	1.874
5	Burkina Faso	9,307	0.255	10,920	82,155	9,932	0.268
6	Burundi	14,961	0.409	6,983	142,626	15,586	0.421
7	Cameroon	22,632	0.619	25,351	200,371	22,764	0.615
8	Cape Verde	1,672	0.046	2,090	14,630	2,297	0.062
9	Central African Republic	2,814	0.077	1,325	26,822	3,439	0.093
10	Chad	1,641	0.045	2,052	14,360	2,266	0.061
11	Comoros	477	0.013	555	4,173	1,067	0.029
12	Congo	9,875	0.270	11,590	87,170	10,500	0.284
13	Cote d’lvoire	81,008	2.217	101,260	708,820	81,633	2.206
14	Democratic Republic of Congo	65,790	1.801	30,879	627,025	66,415	1.794
15	Djibouti	1,213	0.033	1,517	10,618	1,838	0.050
16	Egypt	111,829	3.060	126,920	991,370	112,454	3.038
17	Equatorial Guinea	3,481	0.095	3,930	30,517	3,806	0.103
18	Eritrea	2,003	0.055	2,506	17,522	2,628	0.071
19	Ethiopia	34,778	0.952	39,470	308,310	35,403	0.957
20	Gabon	26,140	0.715	32,684	228,728	26,765	0.723
21	Gambia	3,341	0.091	3,708	29,523	3,819	0.103
22	Ghana	49,688	1.360	55,136	441,751	50,313	1.359
23	Guinea	8,869	0.243	10,658	78,031	9,494	0.257
24	Guinea Bissau	600	0.016	750	5,250	1,225	0.033
25	Kenya	31,707	0.868	35,990	281,080	32,332	0.874
26	Lesotho	3,467	0.095	3,864	30,820	4,092	0.111
27	Liberia	12,238	0.335	5,756	116,637	12,863	0.348
28	Libya	83,936	2.297	93,244	746,118	84,561	2.285
29	Madagascar	14,162	0.388	16,070	125,550	14,787	0.400
30	Malawi	6,472	0.177	8,090	56,630	7,097	0.192
31	Mali	9,535	0.261	10,937	84,411	10,160	0.275
32	Mauritania	3,213	0.088	4,015	28,116	3,838	0.104
33	Mauritius	41,100	1.125	20,776	390,230	41,725	1.127
34	Morocco	220,272	6.028	93,736	2,108,990	220,897	5.968
35	Mozambique	13,766	0.377	15,636	122,038	14,391	0.389
36	Namibia	21,431	0.587	9,511	204,800	22,056	0.596
37	Niger	5,526	0.151	6,908	48,353	6,151	0.166
38	Nigeria	193,224	5.288	222,332	1,709,933	193,849	5.238
39	Rwanda	2,902	0.079	3,333	25,683	3,527	0.095
40	Sao Tome & Principe	1,488	0.041	1,864	13,024	2,114	0.057
41	Senegal	21,892	0.599	25,443	193,471	22,516	0.608
42	Seychelles	1,804	0.049	1,547	16,499	2,429	0.066
43	Sierra Leone	5,298	0.145	6,623	46,361	5,923	0.160
44	Somalia	1,941	0.053	2,427	16,986	2,566	0.069
45	South Africa	100,039	2.738	86,085	914,310	100,664	2.720
46	Sudan	25,539	0.699	11,920	243,467	26,164	0.707
47	Swaziland	7,251	0.198	8,230	64,280	7,876	0.213
48	Tanzania	17,860	0.489	20,685	157,927	18,485	0.499
49	Togo	3,452	0.094	4,314	30,201	4,077	0.110
50	Tunisia	88,369	2.418	39,435	844,260	88,994	2.405
51	Uganda	11,011	0.301	13,331	96,787	11,636	0.314
52	Zambia	27,434	0.751	31,497	242,849	28,047	0.758
53	Zimbabwe	45,028	1.232	54,094	396,188	45,653	1.233
	Total Regional:	1,659,267	45.410	1,512,021	15,079,666	1,691,404	45.700

     Slight differences may occur in totals due to rounding.

(Amounts in UA thousands)
	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
	Total Regionals	1,659,267	45.410	1,512,021	15,079,666	1,691,404	45.700
54	Argentina	5,846	0.160	6,108	52,364	6,472	0.175
55	Austria	28,184	0.771	11,183	270,660	28,809	0.778
56	Belgium	13,957	0.382	13,980	125,600	14,583	0.394
57	Brazil	9,673	0.265	9,700	87,036	10,299	0.278
58	Canada	237,721	6.506	100,655	2,276,560	238,346	6.440
59	China	70,554	1.931	27,991	677,550	71,179	1.923
60	Denmark	73,645	2.015	34,713	701,740	74,270	2.007
61	Finland	30,855	0.844	12,241	296,310	31,480	0.851
62	France	237,061	6.488	94,051	2,276,560	237,686	6.422
63	Germany	89,631	2.453	89,740	806,570	90,256	2.439
64	India	14,110	0.386	5,603	135,500	14,735	0.398
65	Italy	152,849	4.183	60,641	1,467,850	153,474	4.147
66	Japan	346,672	9.488	137,540	3,329,180	347,297	9.384
67	Korea	28,184	0.771	11,183	270,660	28,809	0.778
68	Kuwait	9,707	0.266	9,720	87,350	10,332	0.279
69	Netherlands	54,178	1.483	20,815	520,970	54,803	1.481
70	Norway	73,073	2.000	28,993	701,740	73,698	1.991
71	Portugal	5,230	0.143	5,320	46,980	5,855	0.158
72	Saudi Arabia	4,212	0.115	4,220	37,900	4,837	0.131
73	Spain	69,089	1.891	47,452	643,440	69,714	1.884
74	Sweden	97,533	2.669	38,691	936,640	98,158	2.652
75	Switzerland	92,567	2.533	36,724	888,950	93,192	2.518
76	United Kingdom	106,132	2.905	42,108	1,019,220	106,757	2.884
77	United States of America	144,053	3.942	144,585	1,295,949	144,678	3.909
	Total Non Regionals	1,994,716	54.590	993,954	18,953,279	2,009,719	54.300
	Grand Total	3,653,983	100.000	2,505,975	34,032,945	3,701,123	100.000

The subscription position including the distribution of voting rights at December 31, 2011 reflects the differences in the timing of subscription payments by member countries during the allowed subscription payment period for GCI-VI. After the shares have been fully subscribed, the regional and non-regional groups are expected to hold 60% and 40% voting rights, respectively.

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)
Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in US dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. This rate represented the value of the US Dollar to the SDR immediately before the introduction of the basket method of valuing the SDR on July 1, 1974 (1974 SDR). As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At December 31, 2011 and 2010, the Cumulative Exchange Adjustment on Subscriptions was as follows:

(UA thousands)
	2011	2010
Balance at January 1	162,572	161,970
Net conversion (gains)/losses on new subscriptions	(1,939)	602
Balance at December 31	160,633	162,572

Reserves
Reserves consist of retained earnings, fair value gains/losses on investments designated at fair value through other comprehensive income and gains/losses on fair-valued borrowings arising from “own credit”.

Retained Earnings
Retained earnings included the net income for the year, after taking into account transfers approved by the Board of Governors, and net expenses recognized directly in equity. Retained earnings also included the transition adjustments resulting from the adoption of IFRS 9 on January 1, 2011 as detailed in Note C.

The movements in retained earnings during 2010 and 2011 were as follows:

(UA thousands)
Balance at January 1, 2010	2,556,391
Net income for the year 2010	67,293
Net expenses recognized directly in equity	(568)
Balance at December 31, 2010	2,623,116

Effect of change in accounting policy following adoption of IFRS 9	52,191
Net income for the current year	51,512
Net expenses recognized directly in equity	(89,926)
Balance at December 31, 2011	2,636,893

In June 2011, the Board of Governors of the Bank approved the transfer from the income earned for the year ended December 31, 2010, an amount of UA 23.13 million (2010: UA 27.75 million) to the surplus account. The Board of Governors also approved the allocation of UA 113.00 million (2010: UA 146.37 million) from income and the surplus account to certain entities for development purposes.

With effect from 2006, Board of Governors’ approved distributions to entities for development purposes are reported as expenses in the Income Statement in the year such distributions are approved.

The movement in the surplus account during 2010 and 2011 is as follows:

(UA thousands)
Balance at January 1, 2010	26,778
Allocation from 2009 net income	27,750
Distribution to African Water Facility	(10,000)
Distribution to African Capacity Building Foundation	(7,711)
Distribution to African Technical Assistance Centers (AFRITAC)	(4,819)
Distribution to African Training and Management Services (ATMS)	(2,193)
Distribution to Debt Management Facility	(643)
Balance at December 31, 2010 and January 1, 2011	29,162

Allocation from 2010 net income	23,130
Distribution to Middle Income Country Technical Assistance Fund	(5,000)
Distribution to Special Relief Fund	(5,000)
Balance at December 31, 2011	42,292

Transfers to entities for development purposes, including those made from the surplus account, for the year ended December 31, 2011 and 2010 were as follows:

(UA thousands)
	2011	2010
Arican Development Fund (ADF)	35,000	50,000
Post Conflict Assistance - DRC	68,000	66,000
Middle Income Country Technical Assistance Fund	5,000	5,000
Special Relief Fund	5,000	-
African Water Facility	-	10,000
African Capacity Building Foundation	-	7,711
African Technical Assistance Centers (AFRITAC)	-	4,819
African Training and Management Services (ATMS)	-	2,193
Debt Management Facility	-	643
Balance at December 31	113,000	146,366

NOTE O - INCOME FROM LOANS AND INVESTMENTS AND RELATED DERIVATIVES

Income from Loans
Income from loans for the years ended December 31, 2011 and 2010 was as follows:

(UA thousands)
	2011	2010
Interest income on loans not impaired	284,159	261,905
Interest income on impaired loans	21,577	22,967
ommitment charges	8,892	8,200
Statutory commission	295	287
Total	314,923	293,359

Income from Investments and Related Derivatives
Income from investments for the years ended December 31, 2011 and 2010 was as follows:

(UA thousands)
	2011	2010
Interest income	224,933	258,127
Realized and unrealized fair value losses	(56,083)	(38,908)
Total	168,850	219,219

Total interest income on investments at amortized cost for the year ended December 31, 2011 was UA 116.92 million (2010: UA 133.23 million). During the year ended December 31, 2011, the Bank sold certain financial assets measured at amortized cost. This sale was made due to a severe deterioration in credit risk of such assets. Such sales were not contrary to the business model of the Bank. The Bank incurred a loss amounting to UA 3.8 million on derecognition of these financial assets which was fully covered by provisions made in previous years.

NOTE P - BORROWING EXPENSES

Interest and Amortized Issuance Costs
Interest and amortized issuance costs on borrowings for the years ended December 31, 2011 and 2010 were as follows:

(UA thousands)
	2011	2010

Charges to bond issuers	340,168	316,837

Amortization of issuance costs	(23,345)	(13,796)

Total	316,823	303,041

Total interest expense for financial liabilities not at fair value through profit or loss for the year ended December 31, 2011 was UA 72.01 million (2010: UA 68.02 million).

Net Interest on Borrowing-Related Derivatives
Net interest on borrowing-related derivatives for the years ended December 31, 2011 and 2010 was as follows:

(UA thousands)
	2011	2010

Interest on derivatives payable	192,676	168,414

Interest on derivatives receivable	(304,836)	(294,679)

Total	(112,160)	(126,265)

Unrealized Losses on Fair-Valued Borrowings and Related Derivatives
Unrealized losses on fair-valued borrowings and related derivatives for the years ended December 31, 2011 and 2010 were as follows:

(UA thousands)
	2011	2010

Fair-valued borrowings	(189,957)	(242,423)

Cross-currency and interest rate swaps	176,955	214,812

Total	(13,002)	(27,611)

The net loss of UA 27.61 million recorded in the year ended December 31, 2010 included a loss of UA 38.78 million which was attributable to changes in the Bank’s credit risk. Under IAS 39, this amount was included in profit or loss. The fair value loss attributable to changes in Bank’s “own credit” included in the other comprehensive income (which otherwise would have been included in profit or loss under IAS 39) for the year ended December 31, 2011 was UA 63.51 million.

Unrealized Gains/(Losses) on Derivatives on Non-Fair Valued Borrowings and Others
Unrealized net gains/(losses) on derivatives on non-fair valued borrowings and others for the years ended December 31, 2011 and 2010 were as follows:

(UA thousands)
	2011	2010

Cross-currency and interest rate swaps	7,050	(15,925)

Macro hedge swaps	3,059	542

Embedded derivatives	(146)	2,055

Total	9,963	(13,328)

The net unrealized gain of UA 9.96 million for the year ended December 31, 2011 included the income statement effects of the application of hedge accounting consisting of an unrealized gain of UA 2.67 million representing hedge ineffectiveness and UA 4.67 million of amortization of fair value adjustment on the hedged risk (see Note G). Accordingly, from January 1, 2011 changes in fair value of swaps qualifying for hedge accounting are almost offset by the fair value adjustment of the hedged risk. Prior to January 1, 2011, only the fair value gain/(loss) on the loan swap was recognized in the profit or loss.

NOTE Q - ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet size for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF’s gross income.

Administrative expenses comprised the following:

(UA thousands)
	2011	2010

Manpower expenses	180,140	178,975

Other general expenses	59,073	60,448

Total	239,213	239,423

Reimbursable by ADF	(159,326)	(163,960)

Reimbursable by NTF	(389)	(467)

Net	79,498	74,996

Included in general administrative expenses is an amount of UA 6.83 million (2010: UA 6.42 million) incurred under operating lease agreements for offices in Tunisia and in certain other regional member countries.

At the balance sheet date, the Bank had outstanding commitments under operating leases which fall due as follows:

(UA thousands)
	2011	2010

Within one year	7,952	6,599

In the second to fifth years inclusive	11,113	13,107

Total	19,065	19,706

Leases are generally negotiated for an average term of one (1) to three (3) years and rentals are fixed for an average of one (1) year. Leases may be extended for periods that are no longer than the original term of the leases.

NOTE R - EMPLOYEE BENEFITS

Staff Retirement Plan

The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors’ Resolution 05-89 of May 30, 1989, became effective on December 31, 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank’s employment policies, is eligible to participate in the SRP, upon completion of 6 months service without interruption of more than 30 days.

The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank’s residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. The past service cost associated with these changes amounted to UA 1.64 million and were recorded in 2004. Also, new members from the local field offices of the Bank joined the Plan in 2007 and the associated past service cost of UA 1.07 million were reported in the 2007 financial statements.

In 2008, the early retirement provisions and the death benefits to spouses were modified, resulting in a net negative prior service cost of UA 8.12 million, which has been immediately recognized. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

In 2011, the Board of Directors approved the extension of the mandatory staff retirement age in the Bank from 60 to 62 years effective January 1, 2012. The impact of the change on the actuarial valuation of SRP for the year ended December 31, 2011 was a curtailment of UA 10.90 million.

All contributions to the SRP are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the SRP. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or to the satisfaction of the SRP’s liabilities. At December 31, 2011, virtually all of the SRP’s investments were under external management and these were invested in indexed funds, with the following objectives: a) Equity portfolio - to track as closely as possible, the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the SRP’s anticipated future liabilities; b) Bond portfolio - to track as closely as possible, the returns of the Citigroup World Government Bond Index as well as hedge the currency exposure of the SRP’s anticipated future liabilities.

Post-Employment Medical Benefit Plan

The Medical Benefit Plan (MBP) was created under the Board of Directors’ resolution B/BD/2002/17 and F/BD/2002/18 of July 17, 2002 and became effective on January 1, 2003. Under the MBP, all plan members including existing staff or retirees contribute a percentage of their salary or pension while the Bank also contributes twice the total staff contribution towards the financing of the MBP. Contribution rates by staff members and retirees, which are based on marital status and number of eligible children, range between 0.70 percent to a maximum of 3.10 percent of salary or pension. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account. In accordance with the directive establishing the Plan, all Plan members including staff and retirees are eligible as beneficiaries for making claims for medical services provided to them and their recognized dependents.

The pension and post-employment medical benefit expenses for 2011 and 2010 for the Bank, the ADF and the NTF combined (the Bank Group) comprised the following:

(UA millions)
	Staff Retirement Plan		Medical Benefit Plan

	2011	2010	2011	2010

Current service cost - gross	23.41	22.65	7.59	7.28

Less: estimated employee contributions	(7.40)	(6.56)	(1.99)	(1.73)

Net current service cost	16.01	16.09	5.60	5.55

Interest cost	17.31	14.96	4.13	3.59

Expected return on plan assets	(22.50)	(18.40)	(0.61)	(0.56)

Plan curtailment	(10.90)	-	-	-

Expense for the year	(0.08)	12.65	9.12	8.58

At December 31, 2011, the Bank Group had a liability to the SRP amounting to UA 46.07 million (2010: no liability) while the Bank Group’s liability to the post-employment aspect of the MBP amounted to UA 88.01 million (2010: UA 55.55 million).

At December 31, 2011 and 2010 the determination of these liabilities, which are included in “Other accounts payable” on the Balance Sheet is set out below:

(UA millions)
	Staff Retirement Plan		Medical Benefit Plan

	2011	2010	2011	2010

Fair value of plan assets:

Market value of plan assets at beginning of year	345.40	302.25	18.67	15.68

Actual return on assets	7.88	31.48	(0.07)	(0.23)

Employer’s contribution	16.46	16.62	3.98	3.46

Plan participants’ contribution during the year	8.22	7.14	1.99	1.73

Benefits paid	(13.02)	(12.09)	(2.43)	(1.97)

Market value of plan assets at end of year	364.94	345.40	22.14	18.67

Present value of defined benefit obligation:

Benefit obligation at beginning of year	338.25	304.68	74.22	67.09

Current service cost	16.01	16.09	5.60	5.55

Employee contributions	8.22	7.14	1.99	1.73

Interest cost	17.31	14.96	4.13	3.59

Plan curtailment	(10.90)	-	-	-

Actuarial loss/(gain)	55.14	7.47	26.64	(1.77)

Benefits paid	(13.02)	(12.09)	(2.43)	(1.97)

Benefit obligation at end of year	411.01	338.25	110.15	74.22

Funded status:

Liability recognized on the balance sheet at December 31, representing excess of benefit over plan asset	(46.07)	-	(88.01)	(55.55)

There were no unrecognized past service costs at December 31, 2011 and 2010. At December 31, 2011, the cumulative net actuarial losses recognized directly in equity through other comprehensive income for the SRP were UA 139.93 million (2010: UA 77.32 million). The cumulative net actuarial losses recognized directly in equity through other comprehensive income for MBP were UA 26.49 million (2010: gains of UA 0.84 million).

The following summarizes the funding status of the SRP at the end of the last five fiscal years:

(UA millions)
	2011	2010	2009	2008	2007

Staff Retirement Plan:

Fair value of Plan assets	364.94	345.40	302.25	210.29	254.98

Present value of defined benefit obligation	(411.01)	(338.25)	(304.68)	(271.61)	(262.35)

Excess/(deficit) funding	(46.07)	7.15	(2.43)	(61.32)	(7.37)

Experience adjustments on plan assets	(48.95)	(41.48)	(47.40)	(76.36)	0.90

Experience adjustments on plan liabilities	(90.98)	(35.84)	(28.38)	(19.12)	(23.95)

Net	(139.93)	(77.32)	(75.78)	(95.48)	(23.05)

The funding status of the Medical Benefit Plan at the end of the last five fiscal years was as follows:

(UA millions)
	2011	2010	2009	2008	2007

Medical Benefit Plan:

Fair value of Plan assets	22.14	18.67	15.67	11.53	9.04

Present value of defined benefit obligation	(110.15)	(74.22)	(67.08)	(69.60)	(49.80)

Deficit funding	(88.01)	(55.55)	(51.41)	(58.07)	(40.76)

Experience adjustments on plan assets	(1.90)	(1.22)	(0.43)	0.01	0.13

Experience adjustments on plan liabilities	(24.59)	2.05	0.30	(11.71)	1.19

Net	(26.49)	0.83	(0.13)	(11.70)	1.32

Assumptions used in the latest available actuarial valuations at December 31, 2011 and 2010 were as follows:

(Percentages)
	Staff Retirement Plan		Medical Benefit Plan

	2011	2010	2011	2010

Discount rate	4.52	5.24	4.52	5.24

Expected return on plan assets	5.40	6.40	2.98	2.95

Rate of salary increase	3.73	3.70	3.73	3.70

Future pension increase	2.23	2.20

Health care cost growth rate

- at end of fiscal year			7.00	8.00

- ultimate health care cost growth rate			5.00	5.00

Year ultimate health cost growth rate reached			2014	2014

The expected return on plan assets is an average of the expected long-term (10 years or more) returns for debt securities and equity securities, weighted by the portfolio allocation. Asset class returns are developed based on historical returns as well as forward-looking expectations. Equity return expectations are generally based upon the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond return expectations are based upon the sum of expected infla-

tion, real bond yield, and risk premium. The discount rate used in determining the benefit obligation is selected by reference to the long-term year-end rates on AAA corporate bonds.

The medical cost inflation assumption is the rate of increase in the cost of providing medical benefits. This is influenced by a wide variety of factors, such as economic trends, medical developments, and patient utilization. For the purposes of these calculations, the initial medical cost inflation rate is assumed at 8 percent per annum between January 1, 2011 to December 31, 2011, thereafter reducing by 1 percent per annum each year until it reaches 5 percent per annum where a constant rate of 5 percent per annum will be used thereafter. This level rate of 5 percent per annum will be reached at January 1, 2014 under the current assumption.

The Bank’s obligation and costs for post-retirement medical benefits are highly sensitive to assumptions regarding medical cost inflation.

The following table shows the effects of a one-percentage-point change in the assumed health care cost growth rate:

(UA millions)
	1% Increase		1% Decrease

	2011	2010	2011	2010

Effect on total service and interest cost	2.372	2.238	(1.828)	(1.727)

Effect on post-retirement benefit obligation	27.951	15.761	(21.109)	(12.541)

No plan assets are invested in any of the Bank’s own financial instruments, nor any property occupied by, or other assets used by the Bank.

The following table presents the weighted-average asset allocation at December 31, 2011 and 2010 for the Staff Retirement Plan:

(UA thousands)
	2011	2010

Debt securities	154,733	136,455

Equity securities	136,818	171,912

Property	36,895	17,213

Others	36,488	19,818

Total	364,934	345,398

At December 31, 2011 and 2010, the assets of the MBP were invested primarily in short-term deposits and bonds.

The Bank’s estimate of contributions it expects to make to the SRP and the MBP for the year ending December 31, 2012, are UA 17.38 million and UA 4.26 million, respectively.

NOTE S - RELATED PARTIES

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 53 African states and 24 non-African states (the “regional members” and “non-regional members”, respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note N. The Board of Directors, which is composed of twenty (20) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its regional member countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its regional member countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds created in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 14-member Board of Directors of which 7 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the officers, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year.

The Bank’s investment in the ADF is included in Equity Participations and disclosed in Note J. In addition to the amount reported as equity participation, the Bank periodically makes allocations from its income to the Fund, to further its objectives. Net income allocations by the Bank to ADF are reported as Other Resources in the Fund’s financial statements. Net income allocation to the Fund in 2011 amounted to UA 35 million (2010: UA 50 million).

The NTF is a special fund administered by the Bank with resources contributed by Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this regard, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF is disclosed in Note Q.

Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank’s lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds at December 31, 2011 and 2010 are disclosed in Note V-5.

The Bank charges fees for managing some of these funds. Management fees received by the Bank for the year ended December 31, 2011 amounted to UA 1.77 million (2010: UA 0.99 million).

The Bank also administers the SRP and MBP. The activities of the SRP and MBP are disclosed in Note R.

Management Personnel Compensation
Compensation paid to the Bank’s management personnel and executive directors during the years ended December 31, 2011, and 2010 was made up as follows:

(UA thousands)
	2011	2010

Salaries	19,024	16,989

Termination and other benefits	6,926	5,629

Contribution to retirement and medical plan	3,704	3,823

Total	29,654	26,441

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank’s rules and regulations. At December 31, 2011 outstanding balances on loans and advances to management staff amounted to UA 4.63 million (2010: UA 4.77 million).

NOTE T - SEGMENT REPORTING

The Bank is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank’s products and services are similar and are structured and distributed in a fairly uniform manner across borrowers.

Based on the evaluation of the Bank’s operations, management has determined that ADB has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

The products and services from which the Bank derives its revenue are mainly loans, treasury and equity investments.

External revenue for the years ended December 31, 2011 and 2010 is detailed as follows:

(UA thousands)
	2011	2010

Interest income from loans:

Fixed rate loans	211,093	177,928

Variable rate loans	24,154	31,787

Floating rate loans	70,489	75,156

	305,736	284,871

Commitment charges and commissions	9,187	8,488

Total income from loans	314,923	293,359

Income from investments	168,850	219,219

Income from other debt securities	5,409	6,737

Other income	4,457	(1,725)

Total external revenue	493,639	517,590

Revenues earned from transactions with a single borrower country of the Bank amounting to UA 67.10 million for the year ended December 31, 2011 exceeded 10 percent of the Bank’s revenue (2010: UA 67.54 million).

The Bank’s development activities are divided into five sub-regions of the continent of Africa for internal management purposes, namely: Central Africa, East Africa, North Africa, Southern Africa, and West Africa. Activities involving more than one single country from the continent of Africa are described as multinational activities. Treasury investment activities are carried out mainly outside the continent of Africa, and are therefore not included in the table below. In presenting information on the basis of the above geographical areas, revenue is based on the location of customers.

Geographical information about income from loans for the years ended December 31, 2011 and 2010 is detailed as follows:

(UA thousands)

	Central Africa	East Africa	North Africa	Southern Africa	West Africa	Multinational	Total
2011
Income from sovereign loans	74,349	5,185	104,704	54,940	6,073	556	245,807
Income from non-sovereign loans	4,079	6,498	7,686	25,186	14,395	11,272	69,116
	78,428	11,683	112,390	80,126	20,468	11,828	314,923

2010
Income from sovereign loans	75,410	5,328	92,376	41,046	10,028	699	224,887
Income from non-sovereign loans	2,881	5,060	6,280	28,996	13,079	12,176	68,472
	78,291	10,388	98,656	70,042	23,107	12,875	293,359

As of December 31, 2011, land and buildings owned by the Bank were located primarily at the Bank’s headquarters in Abidjan, Cote d’lvoire. More than 90 percent of other fixed and intangible assets were located at the Bank’s Temporary Relocation Facilities in Tunis, Tunisia.

NOTE U - EVENTS AFTER THE BALANCE SHEET DATE

On March 21, 2012, the Board of Directors authorized these financial statements for issue to the Board of Governors. The financial statements are expected to be approved by the Board of Governors at its annual meeting in May 2012.

NOTE V - SUPPLEMENTARY DISCLOSURES

NOTE V-1: EXCHANGE RATES

The rates used for translating currencies into Units of Account at December 31, 2011 and 2010 were as follows:

		2011	2010
1 UA = SDR =	Algerian Dinar	116.711000	113.937000
	Angolan Kwanza	150.656000	140.790000
	Australian Dollar	1.511680	1.514290
	Botswana Pula	11.491500	9.948570
	Brazilian Real	2.867330	2.584640
	Canadian Dollar	1.562540	1.541420
	Chinese Yuan	9.673520	10.199500
	CFA Franc	778.319000	760.687000
	Danish Kroner	8.820990	8.644690
	Egyptian Pound	9.445780	8.844140
	Ethiopian Birr	27.162800	25.608700
	Euro	1.186540	1.159660
	Gambian Dalasi	46.488000	43.028400
	Ghanaian Cedi	2.430780	2.220530
	Guinean Franc	11,135.300000	10,857.200000
	Indian Rupee	81.783500	69.147700
	Japanese Yen	119.321000	125.436000
	Kenyan Shilling	158.238000	123.549000
	Korean Won	1,770.620000	1,765.040000
	Kuwaiti Dinar	0.426292	0.432133
	Libyan Dinar	1.932400	1.932400
	Mauritian Rupee	45.023500	46.693800
	Moroccan Dirham	12.765200	12.709500
	New Zealand Dollar	2.038840	2.045830
	Nigerian Naira	237.489000	224.511000
	Norwegian Krone	9.200390	9.067420
	Pound Sterling	0.992989	0.997755
	Sao Tome Dobra	27,751.300000	29,327.200000
	Saudi Arabian Riyal	5.757250	5.775140
	South African Rand	12.501500	10.215100
	Swedish Krona	10.629300	10.476100
	Swiss Franc	1.444530	1.447020
	Tunisian Dinar	2.304280	2.240130
	Turkish Lira	2.775330	2.292790
	Ugandan Shilling	4,112.870000	3,425.230000
	United States Dollar	1.535270	1.540030
	Vietnamese Dong	31,976.600000	29,155.850000
	Zambian Kwacha	7,782.650000	7,524.960000

* No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

NOTE V-2: OTHER DEVELOPMENT ASSISTANCE ACTIVITIES

i)	Democratic Republic of Congo (DRC)

In connection with an internationally coordinated effort between the Bank, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on June 26, 2002, approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC’s arrears to the Bank and loan amounts not yet due were consolidated into new contractual receivables, such that the present value of the new loans was equal to the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors: a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC’s arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there was no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. In June 2004, the DRC reached its decision point under the Heavily Indebted Poor Countries (HIPC) initiative. Consequently, the consolidated facility has since that date benefited from partial debt service relief under HIPC.

A special account, separate from the assets of the Bank, was established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors may from time to time make to the special account, representing the Bank’s contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the annual general meeting of the Bank. Consequently, income recognized on the consolidated DRC loans in current earnings is transferred out of reserves to the special account only after the formal approval of such transfer, in whole or in part, by the Board of Governors of the Bank.

ii)	Post-Conflict Countries Assistance/Fragile States Facility

The Post Conflict Countries’ Fund was established as a framework to assist countries emerging from conflict in their efforts towards re-engagement with the donor community in order to reactivate development assistance and help these countries reach the Heavily Indebted Poor Countries (HIPC) decision point to qualify for debt relief after clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources through a separate facility with allocations from the ADB’s net income, and contributions from the ADF and other private donors.

Resources from the facility are provided on a case-by-case basis to genuine post-conflict countries not yet receiving debt relief to fill financing gaps after maximum effort by the post-conflict country to clear its arrears to the Bank Group. In this connection, the Board of Governors by its Resolution B/BG/2004/07 of May 25, 2004, established the Post-Conflict Countries Facility (PCCF) under the administration of the ADF and approved an allocation of UA 45 million from the 2003 net income of the Bank. The Board of Governors also, by its resolution B/BG/2005/05 of May 18, 2005, approved an additional allocation of UA 30 million from the 2004 net income as the second installment of the Bank’s contribution to the facility and by its resolution B/BG/2007/04 of May 17, 2006, the Board of Governors also approved the third and final installment of the Bank’s allocation of UA 25 million from the 2005 net income. In March 2008, the Board of Directors approved the establishment of the Fragile States Facility (FSF) to take over the activities of the PCCF and in addition provide broader and integrated framework for assistance to eligible states. The purposes of the FSF are to consolidate peace, stabilize economies and lay the foundation for sustainable poverty-reduction and long-term economic growth of the eligible countries. By policy, contributions made by ADB to the PCCF/FSF are not used to clear the debt owed to the Bank by beneficiary countries.

iii)	Heavily Indebted Poor Countries (HIPC) Initiative

The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as HIPCs. Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. Under the original HIPC framework, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans or their nominal values, as calculated using the methodology agreed under the initiatives. Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB’s portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values. The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 33 African countries are eligible, the debt relief is delivered through annual debt service reductions, as well as the release of up to 80 percent of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points of up to 40 percent of total debt relief is provided whenever possible within a 15-year horizon.

At December 31, 2011, the Board of Directors had approved relief for 30 ADB borrowing countries, of which 26 had reached the completion point.

iv)	Multilateral Debt Relief Initiative (MDRI)

At the Gleneagles Summit on July 8, 2005, the Group of 8 major industrial countries agreed on a proposal for the ADF, the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC Initiative.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 33 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancelation would be delivered by relieving post-completion-point HIPCs’ repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors have committed to make additional contributions to the ADF to match “dollar-for-dollar” the foregone principal and service charge payments.

The MDRI became effective for the ADF on September 1, 2006. As of that date, the ADF wrote down its balance of disbursed and outstanding loans net of HIPC relief by an amount of UA 3.84 billion, with a corresponding decrease as of that date in the ADF’s net assets. Reduction in ADF net assets results in a decrease in the value of the Bank’s investment in the Fund. Subsequent write-down of loan balances is effected as and when other countries reach their HIPC completion point and are declared beneficiaries of MDRI loan cancelation. The reduction in the net asset value of the ADF does not include loans outstanding to MDRI countries that have not reached their HIPC completion points at the end of the year.

NOTE V-3: SPECIAL FUNDS

Under Article 8 of the Agreement establishing the Bank, the Bank may establish or be entrusted with the administration of special funds.

At December 31, 2011 and 2010, the following funds were held separately from those of the ordinary capital resources of the Bank:

i) The NTF was established under an agreement signed on February 26, 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the NTF shall be in effect for a period of 30 years from the date the Agreement became effective and that the resources of the NTF shall be transferred to the Government of Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and the Federal Republic of Nigeria. At the expiry of the initial 30-year period on April 25, 2006, the Bank and the Federal Republic of Nigeria agreed to 2 interim extensions (each for 12 months) to allow for further consultations and an independent evaluation of the NTF.

Following the positive result of the independent evaluation, the NTF Agreement was renewed for a period of ten years starting from April 26, 2008. The initial capital of the NTF was Naira 50 million payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on July 14, 1976, and payment of the second installment, equivalent to US$ 39.61 million, was made on February 1, 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the NTF with Naira 50 million. The first installment of Naira 35 million (US$ 52.29 million) was paid on October 7, 1981. The second installment of Naira 8 million (US$ 10.87 million) was received on May 4, 1984. The payment of the third installment of Naira 7 million (US$ 7.38 million) was made on September 13, 1985.

Following a request by the Government of Nigeria on June 14, 2006, a payment of US$ 200 million (UA 135.71 million) was made to the Government of Nigeria from the resources of the Fund. A second request for withdrawal of US$ 200 million was disbursed to the Government of Nigeria in July 2009.

The resources of the NTF at December 31, 2011 and 2010 are summarized below:

(UA thousands)

	2011	2010
Contribution received	128,586	128,586
Funds generated (net)	150,044	148,710
Adjustment for translation of currencies	(115,891)	(116,432)
	162,739	160,864
Represented by:
Due from banks	7,087	8,291
Investments	99,240	99,657
Accrued income and charges receivables on loans	1,505	1,556
Accrued interest on investments	61	61
Other amounts receivable	4	559
Loans outstanding	55,508	52,400
	163,405	162,524
Less: Current accounts payable	(666)	(1,660)
	162,739	160,864

ii) The Special Relief Fund (for African countries affected by drought) was established by Board of Governors’ Resolution 20-74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank’s objective of meeting the needs of regional member countries in those fields. The resources of this Fund consist of contributions by the Bank, the ADF and various member states.

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at December 31, 2011 and 2010 follows:

(UA thousands)

	2011	2010
Fund balance	67,473	62,448
Funds generated	4,805	4,751
Funds allocated to Social Dimensions of Structural Adjustment (SDA)	1	1
Less: Relief disbursed	(67,125)	(62,030)
	5,154	5,170
Represented by:
Due from bank	1,237	629
Investments	3,908	4,532
Interest receivable	9	9
	5,154	5,170

At December 31, 2011, a total of UA 3.26 million (2010: UA 4.40 million) had been committed but not yet disbursed under the Special Relief Fund.

NOTE V-4: TRUST FUNDS

The Bank has been entrusted, under Resolutions 11-70, 19-74 and 10-85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary capital resources of the Bank, are maintained and accounted for in specific currencies, which are translated into Units of Account at exchange rates prevailing at the end of the year.

i) The Mamoun Beheiry Fund was established under Board of Governors’ Resolution 11-70 of October 31, 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund, which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

ii) The Arab Oil Fund (contribution of Algeria) was established following Board of Governors’ Resolution 19-74 of July 4, 1974. Under a protocol agreement dated November 15, 1974, the Bank received the sum of US$ 20 million from the Government of Algeria to be kept as a Trust Fund from which loans could be granted to member countries affected by high oil prices. On August 11, 1975, an amount of US$ 5.55 million was refunded to Algeria upon request, leaving a balance of US$ 14.45 million, from which loans refundable directly to Algeria have been made. At December 31, 2011, a total of US$ 13.45 million (2010: US$ 13.45 million) had been so repaid.

iii) The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF) was established by the 20th Meeting of Heads of State and Government of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from November 12 to 15, 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

The financial highlights of these Trust Funds at December 31, 2011 and 2010 are summarized below:

(UA thousands)

		2011	2010
i)	Mamoun Beheiry Fund
	Contribution	152	152
	Income from investments	183	183
		335	335
	Less: Prize awarded	(30)	(30)
	Gift	(25)	(25)
		280	280
	Represented by:
	Short-term deposits	266	266
	Due from banks	14	14
		280	280
ii)	Arab Oil Fund (contribution of Algeria)
	Net contribution	651	649
	Represented by:
	Loans disbursed net of repayments	651	649

iii)	Special Emergency Assistance Fund for Drought and Famine in Africa
	Contributions	20,832	20,768
	Funds generated	5,564	5,541
		26,396	26,309
	Relief granted	(22,921)	(22,266)
		3,475	4,043
	Represented by:
	Due from banks	938	539
	Investments	2,534	3,500
	Accrued interest	3	4
		3,475	4,043
	Total Resources & Assets of Trust Funds	4,406	4,972

NOTE V-5: GRANTS (Donor funds)

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Resources for Grants are restricted for specific uses, which include the co-financing of the Bank’s lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank.

The undisbursed balances of the grant resources at December 31, 2011 and 2010 were as follows:

(UA thousands)

	2011	2010
Africa Water Facility Fund	72,210	69,261
African Legal Support Facility	9,293	7,539
African Economic Outlook	1,066	315
AMINA	1,445	1,486
Belgium	-	473
Canada	4,447	1,379
Chinese Government Grant	501	499
Clean Technology Fund	4,690	-
Congo Basin	58,248	46,362
Denmark	625	798
Fertilizer Financing Mechanism	8,445	8,700
Finland	3,521	5,345
France-BAD (Fonds d’Assistance Technique)	1,408	1,802
Global Agriculture and Food Security Programme (GAFSP)	8,402	-
Global Environment Facility (GEF)	3,369	3,320
Governance Trust Fund (GTF)	2,965	2,323
ICA – Infrastructure Consortium for Africa	1,759	750
International Comparison Programme – Africa (ICP – Africa)	25	98
IMDE (Initiative Migration and Development)	4,425	2,681
India	2,988	348
Investment Climate Facility for Africa	24,275	6,829
Italy	2,337	2,528
Japan (FAPA)	21,785	22,360
Korea Trust Fund	11,820	7,804
Making Finance Work for Africa	684	675
Microfinance Trust Fund	4,220	4,312
Multi-donor Water Partnership Program	1,848	2,316
Nepad Infrastructure	16,979	17,374
Nordic Trust Fund for Governance	-	105
Norway	1,369	1,391
Portuguese Technical Cooperation Trust Fund	1,587	1,230
Programme for Infrastructure Development in Africa (PIDA)	451	314
Rural Water Supply and Sanitation Initiative	61,776	69,453
SFRD (Great Lakes)	1,744	2,244
South South Cooperation Trust Fund	651	-
Spain (ADB - Spain Cooperation Program)	13	286
Statistical Capacity Building (SCB) – Phase II	-	2,518
Sustainable Energy Fund for Africa	29,667	-
Swedish Trust Fund for Consultancy Services	241	270
Switzerland Technical Assistance Grant	241	295
The Netherlands	2	1,110
The Nigeria Technical Cooperation Fund	16,697	17,269
The United Kingdom	4,368	3,542
The United Nations Development Programme	21	65
Zimbabwe Multi-donor Trust Fund	44,300	24,532
Others	50	61
Total	436,958	342,361

MEMBERSHIP OF FRANCE

France became a member on 30 December 1983. At 31 December 2011, France had subscribed to 237,061 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 2,370,610,000, an amount of UA 2,276,560,000 was callable capital and UA 94,051,000 was paid-in capital.

At 31 December 2011, France was entitled to cast 237,686 votes (6.422 per cent) of the total votes of all members. As at that date, France was represented on the Bank’s Board of Governors by Mr. Ramon Fernandez as Governor.

MEMBERSHIP OF GERMANY

Germany became a member of the Bank on 18 February 1983. At 31 December 2011, Germany had subscribed to 89,631 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 896,310,000, an amount of UA 806,570,000 was callable capital and UA 89,740,000 was paid-in capital.

At 31 December 2011, Germany was entitled to cast 90,256 votes (2.439 per cent) of the total votes of all members. As at that date, Germany was represented on the Bank’s Board of Governors by Mr Gudrun Kopp as Governor.

MEMBERSHIP OF JAPAN

Japan became a member of the Bank on 3 December 1982. At 31 December 2011, Japan had subscribed to 346,672 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 3,466,720,000, an amount of UA 3,329,180,000 was callable capital and UA 137,540,000 was paid-in capital.

At 31 December 2011, Japan was entitled to cast 347,297 votes (9.384 per cent) of the total votes of all members. As at that date, Japan was represented on the Bank’s Board of Governors by Mr. Jun Azumi as Governor.

MEMBERSHIP OF SWITZERLAND

Switzerland became a member of the Bank on 30 December 1992. At 31 December 2011, Switzerland had subscribed to 92,567 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 925,670,000 an amount of UA 888,950,000 was callable capital and UA 36,724,000 was paid-in capital.

At 31 December 2011, Switzerland was entitled to cast 93,192 votes (2.518 per cent) of the total votes of all members. As at that date, Switzerland was represented on the Bank’s Board of Governors by Ambassador Beatrice Maser Mallor as Governor.

MEMBERSHIP OF THE UNITED KINGDOM

The United Kingdom became a member of the Bank on 29 April 1983. At 31 December 2011, the United Kingdom had subscribed to 106,132 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 1,061,320,000, an amount of UA 1,019,220,000 was callable capital and UA 42,108,000 was paid-in capital.

At 31 December 2011, the United Kingdom was entitled to cast 106,757 votes (2.884 per cent) of the total votes of all members. As at that date, the United Kingdom was represented on the Bank’s Board of Governors by Mr. Andrew Mitchell as Governor.

MEMBERSHIP OF THE UNITED STATES OF AMERICA

The United States of America became a member of the Bank on 8 February 1983 pursuant to the African Development Bank Act.

At 31 December 2011, pursuant to subscription letters, the United States had subscribed to 144,053 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of the subscription of UA 1,440,530,000, an amount of UA 1,295,949,000 was callable capital and UA 144,585,000 was paid-in capital.

The General Counsel of the Treasury Department of the United States has rendered an opinion to the effect that the portion of the United States subscription to the callable capital that has been provided for in budgetary and appropriations legislation is an obligation backed by the full faith and credit of the United States, although appropriations by the United States Congress would be required to enable the Secretary of the Treasury to pay any part of the subscription to callable capital if it were called by the Bank.

At 31 December 2011, the United States was entitled to cast 144,678 votes (3.909 per cent) of the total votes of the members. As at that date, the United States of America was represented on the Bank’s Board of Governors by Mr. Timothy Geithner as Governor.